Annual Report

2022

NASDAQ
AUVI - AUVIP

Applied UV, Inc

Better Air. Better Light. Better Business. Better Life. ™

Global Leader in Integrated Innovations for Air & Surface Pathogen Elimination and Disinfection, LED Lighting & Hospitality Furnishings

Our Brands

airocide® by SteriLumen

ScientificAir™ by SteriLumen

PURO® UV Disinfection Lighting

lumicide™ by SteriLumen

LED Supply Co. One Step Ahead

MunnWorks Extraordinary Mirrors

www.applieduvinc.com

Strategic Partners & Customers

Johnson Controls
Canon
Acuity Brands
USHIO
SIEMENS
NASA
Whole Foods Market
The University of Chicago Medicine
NYC Health + Hospitals
CUNY The City University of New York
Athena Health Care Systems
SUPERVALU
VIADER Napa Valley
Baptist Health South Florida
University of Rochester Medical Center
Walmart
Del Monte Quality
Kaiser Permanente
AdventHealth
ESMERALDA
GRAINGER
Massachusetts General Hospital
Joel Gott Wines
Boston Red Sox
Co.
Sherwin Williams.
ARCO Murray Design Build
Versailles Palace An Events Place

www.applieduvinc.com

150 N. Macquesten Parkway

Mount Vernon, NY 10550

April 2023

Dear Applied UV Inc. Shareholders,

I am writing to inform all of our shareholders of the Company’s accomplishments throughout 2022 and provide, to the extent possible, insights into our focus for 2023. We acquired Scientific Air late in 2021 with a mobile disinfection product suite that was client centric to one industry and distributor specific to COVID-19. Unfortunately, previous senior executive management’s focus did not timely re-position the Company to address this, a mistake which we corrected. Consequentially, we determined to write down a substantial portion of our investment and put it behind us. In addition, the Company has incurred significant one-time integration and acquisition related costs associated with the more successful acquisitions, thereby exiting 2022 with a Company better positioned to achieve improved results in 2023.

Despite the global supply chain disruptions borne out of the COVID pandemic and the geo-political uncertainty caused by the Ukraine war that triggered an economic slowdown throughout Europe and the world for much of 2022, the company completed significant positive milestones that, in my opinion, are not being recognized in our valuation. Despite these disruptions, the steady stewardship put forth by our entire team and board, and what we have accomplished since the completion of our Initial Public Offering almost 28 months ago, has positioned the Company for continued accelerated growth in revenue and future profitability both organically and via accretive acquisitions.

Why we are here. – According to Research and Markets, the UV Disinfection market is expected to reach $9 billion by 2027 as technology continues to improve and the focus on stopping the spread of contagious diseases increases. According to The Center for Disease Control (CDC), 1 in 25 patients have at least one Hospital Associated Infection (HAI) annually and approximately 3 million serious infections and 100,000 deaths occur every year in long-term care facilities. According to the CDC, losses due to HAI’s have exceeded $28 billion, losses due to absenteeism have exceeded $225 billion, and losses due to student/teacher absenteeism have exceeded $25 billion. Scientists globally have been advocating improving air quality post pandemic, significantly boosting global adoption to control airborne pathogen transmission. Governments globally are mandating health agencies to address improving indoor air quality (IAQ) via grants and mechanisms to ease visitation and to protect facilities against future pathogens. Indoor air quality has become an even more important issue as world economies transition beyond the COVID 19 pandemic. In 2021, 39 scientists reiterated the need for a "paradigm shift" and called for improvements in "how we view and address the transmission of respiratory infections to protect against unnecessary suffering and economic losses." In mid-2022, we began to see this seismic shift from pandemic related mobile apparatuses to complete systems within systems for facilities designed to monitor, improve, and report on indoor air quality on a more permanent basis. While there are opportunities for mobile systems, our emphasis will be on this growing market trend. In addition, the global air purifier market size is set to grow exponentially. It was valued at $9.24 billion in 2021 and is predicted to grow to approximately $22.84 billion by 2030 according to Precedence Research, and the immense demand for air purification and sterilization in the US will be driven by the commercial sector. SteriLumen Inc.’s (“SteriLumen”) product portfolio is one of the only research-backed, clinically proven pure-play air and surface pathogen elimination and disinfection technology companies with international distribution and globally recognized end users, with product developed for NASA. In addition to the numerous recognized research institutions and internationally recognized scientists who published the reports that were completed by the acquired companies, Airocide™ was independently proven to kill SARS, MERSA and Anthrax. SteriLumen’s air purification (Airocide™, Scientific Air™ and PURO Lighting) and surface disinfection (Lumicide™) were independently tested and proven to kill both Candida Auris (the anti-microbial product testing Resinnova Laboratories) and SARS CoV-2 (COVID-19) (the contract research organization MRIGlobal), MRSA (Resinnova Laboratories), Salmonella enterica (Resinnova Laboratories) and Escherichia coli (Resinnova Laboratories).

What we have accomplished – Since our inception, the Company has raised a total of $34.6 million in gross proceeds from equity offerings as well as $10.0 million in non-dilutive debt facilities all of which enabled the completion of four asset acquisitions (Akida Holdings, Kes Science and Technologies, Scientific Air Management, VisionMark), and two acquisitions in January 2023 (PURO Lighting and LED Supply Co., both under common ownership). With the addition of Puro Lighting and LED Supply Co., we anticipate that the combined company could generate approximately $45-50 million of revenues in FY 2023 and further positions AUVI as a fully integrated company offering total pathogen elimination and disinfection platforms (air and surface), specialty LED lighting, and custom furnishings for the hospitality sector. With the completion of the acquisition of Puro our wholly owned subsidiary, SteriLumen, has more weapons to address the ever-changing challenges of air and surface pathogens, healthcare-acquired infections and hospital borne infections, protecting businesses, the facilities they occupy, their employees, and consumers who frequent them. To that end, after initial delays due to the COVID pandemic, 2022 saw the Company begin a clinical trial with its Lumicide™ sink and drain surface disinfection product at the prestigious Mt. Sinai Hospital in New York City. The Company’s products are targeted for use in facilities that have high customer touch and turnover which include hospitals, hotels, commercial facilities, sports arenas, dental offices, schools, food processing, post-harvest, cannabis grow facilities, long-term care, and other public spaces. SteriLumen™ received numerous repeat and new orders for its suite of air pathogen elimination and disinfection products including from the Government of Pakistan, a U.S. based leader in cosmetology, and two large school districts in Washington State and Missouri (public and private schools), as well as new client wins in food preservation and distribution. After a two-year hiatus due to the pandemic, 2022 saw the Company return to national and international industry trade shows presenting our entire suite of products at leading Industry conferences in the U.S. and all around the world. We believe that these efforts, combined with planned marketing initiatives, will help pave the way for an increased pipeline of orders with new and existing client wins throughout 2023. MunnWorks, LLC (“MunnWorks”) resumed its pre-pandemic growth rate as global economies re-opened and hotels resumed their planned remodeling and refurbishing activities, with several high-profile operators placing multi-million-dollar orders. The combination of MunnWorks’ legacy business and that of VisionMark provides for the opportunity to bid for a greater share of the hospitality furnishings market than previously possible. Furthermore, the business combination with VisionMark also allows for much of the MunnWorks products to be manufactured domestically, thus shortening delivery times and ensuring supply of certain materials used in the manufacturing process. The VisionMark asset purchase further enables MunnWorks to design-assist, fabricate, deliver, and install high-end, hotel living space furnishings that are constructed of wood, glass, metal, and stone and further expands the MunnWorks reach into the luxury hospitality market beyond its existing core mirror business. The Company plans on cross-market selling of our pathogen elimination and disinfection brands as an option both as free standing and to be engineered into hotel guestroom furniture. In 2022, the gross profit dollars for MunnWorks were negatively impacted by approximately $2.5 million due to deposits received by the previous owners of VisionMark (“Brooklyn”) prior to our acquisition of the Brooklyn operations. MunnWorks chose to complete these projects-in-process without the benefit of the deposits, thus negatively impacting our gross profit. LED Supply Co. provides design, distribution, and implementation services for lighting, controls, and smart building technologies, with a focus on new types of energy efficiency and sustainable technologies.

Our global distribution and strategic partnership expansion continued throughout 2022. The Company now boasts strategic manufacturing partnerships and alliances with the following Fortune 100 Companies: Canon, Acuity, Johnson Controls, USHIO, Siemens, and Grainger. Additionally, the Applied UV global network has grown to include 89 dealers and distributors in 52 countries, 47 manufacturing representatives, and 19 U.S. based internal sales representatives, offering a complete suite of products through its two wholly owned subsidiaries - SteriLumen, Inc. and Munn Works, LLC. SteriLumen now owns, brands, and markets a portfolio of research backed and clinically proven products utilizing advanced UVC Carbon, Broad Spectrum UVC LED’s, Photo-catalytic oxidation pathogen elimination technology, branded Airocide ™, Scientific Air™, Airoclean™ 420, Lumicide™, PUROAir, PUROHealth, and PURONet.   SteriLumen’s proprietary platform suite of patented surface and air technologies offers the most complete pathogen elimination platform including mobile, fixed and HVAC systems and software solutions interconnecting its entire portfolio suite into the internet of things (IoT) allowing customers to implement, manage and monitor IAQ measures recommended by the U.S. Government’s EPA, across any enterprise. Additionally, the Lumicide™ platform applies the power of ultraviolet light to destroy pathogens automatically, addressing the challenge of healthcare-acquired infections in several patented designs for infection control in healthcare. Our global list of Fortune 100 end users includes Kaiser Permanente, NY Health+Hospitals, MERCY Healthcare, University of Chicago Medical, Baptist Health South Florida, New York City Transit, Samsung, JB Hunt, Boston Red Sox’s Fenway Park, JetBlue Park, France’s Palace of Versailles, Whole Foods, Del Monte Foods, U.S. Department of Veterans Affairs, Marriott, Hilton, Four Seasons and Hyatt, and more.

The Company also looks to leverage the synergies that exist between its entire suite of air and surface pathogen elimination and disinfection products with MunnWorks and LED Supply Co., leveraging its global distribution footprint and strategic partnerships and driving future cross-market selling opportunities that currently exist amongst all our brands. The Company is already enjoying the early benefits of this and expects to announce wins in the very near term. With the integration of the PURO UV and LED Supply Co. acquisitions rapidly progressing, coupled with the shifting of our entire supply chain, logistics, offshore manufacturing, and next generation product R&D to Canon Virginia, Inc., the savings in the reduction of duplicated expenses across all of our divisions is expected to equate to improvements in our corporate SG&A, driving future earnings higher. Additionally, we recently announced an expanded relationship with Canon to now include Canon Financial Services, allowing the Company to offer a suite of leasing and finance options to both MunnWorks’ and SterLumen’s global base of clients.

We strengthened the team with the recent addition of Messrs. Brian Stern and Lawrence Webb, both staying on as presidents of the PURO and LED divisions respectively. Brian Stern has also been appointed as a director, further strengthening our board.. We look to enjoy the immense potential synergies from cross-marketing while reducing duplication in operating expenses. It is important to note that we continue to be driven by a single competitive principle, which is that we have a patented, disruptive air and surface pathogen elimination and disinfection technology platform that is differentiated by the global customers who use it to protect their facilities and customers, and by the independent studies that validate its efficacy. Our enthusiasm could not be any higher about the impact that our Company’s air and surface pathogen elimination and disinfection platform, LED lighting and hospitality segments could have as the world’s businesses and economies embark upon implementing guidelines recommended for adoption for use to improve indoor air quality, improving energy efficiency with technology that can prevent this type of global disruption from re-occurring in the future.

We have updated our website with the most recent Investor Presentation that covers more of our plans for 2023. You can also find more information maintained at www.applieduvinc.com

In closing, we continue to be mindful of the challenges and grateful for the opportunities. Our entire team and board remain solely focused towards expanding our global reach, market penetration and market share expansion with laser focused execution. On behalf of the entire management team and board, thank you for your continued support. Together, as we continue this journey, it is our sincere hope and expectation that we will unlock shareholder value and the truest potential for all our stakeholders and partners. Please feel free to contact me directly with any questions.

Best Regards,

Max Munn

Chief Executive Officer, President and Director

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2022

Or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

 Commission File Number: 001-39480

APPLIED UV, INC.

(Exact name of registrant as specified in its charter)

Delaware	84-4373308
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 N. Macquesten Parkway

Mount Vernon, NY 10550

(914) 665-6100

(Address, including zip code, of registrant’s principal executive offices and telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	AUVI	The Nasdaq Stock Market LLC
10.5% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share	AUVIP	The Nasdaq Stock Market LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes: ☐  No: ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes: ☐  No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes: ☒  No: ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes: ☒  No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company, in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2 of the Act).

Yes: ☐  No: ☒

The aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant as of June 30, 2022 was approximately $17,200,000.

At March 31, 2023, the registrant had 19,237,273 shares of common stock, par value $0.0001 per share, outstanding.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should read these factors and the other cautionary statements made in this report and in the documents we incorporate by reference into this report as being applicable to all related forward-looking statements wherever they appear in this report or the documents we incorporate by reference into this report. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

•	our ability to continue as a going concern;

•	our ability to successfully integrate our recent acquisitions into our overall business;

•	our ability to secure sufficient funding and alternative source of funding to support our current and proposed operations, which could be more difficult in light of the negative impact of the COVID-19 pandemic on investor sentiment and investing ability;
•	our anticipated growth strategies and our ability to manage the expansion of our business operations effectively;
•	our ability to maintain or increase our market share in the competitive markets in which we do business;
•	our ability to grow net revenue and increase our gross profit margin;
•	our ability to keep up with rapidly changing technologies and evolving industry standards, including our ability to achieve technological advances;
•	our dependence on the growth in demand for our products;
•	our ability to compete with larger companies with far greater resources than we have;
•	our continued ability to obtain raw materials and other supplies for our products at competitive prices and on a timely basis, particularly in light of the potential impact of the COVID-19 pandemic on our suppliers and supply chain;
•	our ability to diversify our product offerings and capture new market opportunities;
•	our ability to source our needs for skilled labor, machinery, parts, and raw materials economically;
•	our ability to retain key members of our senior management;
•	our ability to continue to operate safely and effectively during the COVID-19 pandemic; and
•	our ability to maintain our listing on The Nasdaq Capital Markets.

Also, forward-looking statements represent our estimates and assumptions only as of the date of this report. You should read this report and the documents that we reference and file as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

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Use of Certain Defined Terms

Except where the context otherwise requires and for the purposes of this report only:

•	the “Company,” “Applied UV,” “we,” “us,” and “our” refer to the combined business of Applied UV, Inc., a Delaware corporation and its wholly-owned subsidiaries, SteriLumen, Inc., a New York corporation (“SteriLumen”) and Munn Works, LLC, a New York limited liability company (“MunnWorks”).
•	“Exchange Act” refers the Securities Exchange Act of 1934, as amended;
•	“SEC” refers to the Securities and Exchange Commission; and
•	“Securities Act” refers to the Securities Act of 1933, as amended.

SUMMARY OF RISK FACTORS

Our business is subject to a number of risks. You should be aware of these risks before making an investment decision. These risks are discussed more fully in Item 1A Risk Factors in this Annual Report. These risks include, among others, that:

•	We operate through SteriLumen and MunnWorks and our only current source of revenue is distributions from our subsidiaries. SteriLumen has incurred losses since its inception and we anticipate it will continue to incur significant losses for the foreseeable future and revenue from MunnWorks may not be sufficient to offset those loses;
•	We could need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we could be unable to execute our business plan;
•	Our suppliers may not supply us with a sufficient amount or adequate quality of materials;
•	Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed;
•	We could be subject to significant warranty obligations if our products are defective;
•	Product liability claims against us could be costly and could harm our reputation;
•	If we lose our key management personnel, or are unable to attract or retain qualified personnel, it could adversely affect our ability to execute our growth strategy;
•	Climate change initiatives could materially and adversely affect our business, financial condition, and results of operations;
•	Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price;
•	The air purification market is fragmented and competitive and we may not be able to compete successfully with our existing competitors or new entrants into the markets we serve;
•	If we are unable to execute our plan to distribute SteriLumen’s Airocide products, we may not be able to generate revenues and your investment could be materially adversely affected;
•	We are subject to significant regulatory oversight and changes in applicable regulatory requirements could adversely affect our business;

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•	SteriLumen’s Scientific Air business is highly dependent on a sole distributor and any disruption in their operations could have a material adverse effect on our business, results of operations and financial condition;
•	SteriLumen’s business is highly dependent on market perceptions of it and the safety and quality of its products;
•	Rapidly changing standards and competing technologies could harm demand for our products;
•	We could be unable to effectively manage and implement our growth strategies, which could have a material adverse effect on our business, financial condition, and results of operations;
•	International sales may comprise a significant portion of SteriLumen’s revenues and will be subject to risks associated with operating in domestic and international markets;
•	SteriLumen’s collaborations with outside scientists and consultants may be subject to restriction and change;
•	The custom design decorative framed mirror supply market is highly competitive;
•	MunnWorks’ possible failure to develop new products or respond to changing consumer preferences and purchasing practices could have a material adverse effect;
•	MunnWorks’ business is highly dependent on market perceptions of it and the quality of its products;
•	If the patents that we own or license, or our other intellectual property rights, do not adequately protect our technologies, we could lose market share to our competitors and be unable to operate our business profitably;
•	Changes in U.S. patent law could diminish the value of patents in general;
•	Our directors and officers beneficially will own more than 50% of the voting power of our voting stock and will be able to exert a controlling influence over our business affairs and matters submitted to stockholders for approval;
•	We have not paid dividends on our Common Stock in the past and do not expect to pay dividends on our Common Stock in the future, and any return on investment may be limited to the value of our stock; and
•	Provisions of our Amended and Restated Certificate of Incorporation could delay or prevent the acquisition or sale of our business.
•	We expect that we will need to raise additional capital, and raising additional funds by issuing additional equity securities or with additional debt financing may cause dilution to shareholders or restrict our operations;
•	The Series A Preferred Stock ranks junior to all of our indebtedness and other liabilities;
•	The Series A Preferred Stock will be effectively subordinated to the obligations of our subsidiaries;
•	A holder of Series A Preferred Stock has essentially no voting rights;
•	If we are not paying full dividends on any future dividend parity stock, we will not be able to pay full dividends on the Series A Preferred Stock;

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PART I

Item 1. Business

Corporate History

Applied UV, Inc. (“AUVI”) is a leading sales and marketing company that develops, acquires, markets and sells proprietary surface and air disinfection technology focused on Improving Indoor Air Quality (IAQ), specialty LED lighting and luxury mirrors and commercial furnishings, all of which serves clients globally in the healthcare, commercial & public venue, hospitality, food preservation, cannabis, education, and winery vertical markets.

With its established strategic manufacturing partnerships and alliances including Canon, Acuity, Johnson Controls, USHIO, Siemens, Grainger, and a global network of 89 dealers and distributors in 52 countries, 47 manufacturing representatives, and 19 US based internal sales representatives, AUVI offers a complete suite of products through its two wholly owned subsidiaries - SteriLumen, Inc. (“SteriLumen”) and Munn Works, LLC (“MunnWorks”).

SteriLumen owns, brands, and markets a portfolio of research backed and clinically proven products utilizing advanced UVC Carbon, Broad Spectrum UVC LED’s, and Photo-catalytic oxidation (PCO) pathogen elimination technology, branded as Airocide ™, Scientific Air™, Airoclean™ 420, Lumicide™, PUROAir, PUROHealth, PURONet, and LED Supply Company.   Sterilumen’s proprietary platform suite of patented surface and air technologies offers one of the most complete pathogen disinfection platforms including mobile, fixed, and HVAC systems and software solutions interconnecting its entire portfolio suite into the IoT, allowing customers to implement, manage and monitor IAQ measures recommended by the EPA across any enterprise. Additionally, the Lumicide™ platform applies the power of ultraviolet light (UVC) to destroy pathogens automatically, addressing the challenge of healthcare-acquired infections (“HAI’s) in several patented designs for infection control in healthcare. LED Supply Company is a full-service, wholesale distributor of LED lighting and controls throughout North America. MunnWorks manufactures and sells custom luxury and backlit mirrors, conference room and living spaces furnishings.

Our global list of Fortune 100 end users including Kaiser Permanente, NY Health+Hospitals, MERCY Healthcare, University of Chicago Medical, Baptist Health South Florida, New York City Transit, Samsung, JB Hunt, Boston Red Sox’s Fenway Park, JetBlue Park, France’s Palace of Versailles, Whole Foods, Del Monte Foods, U.S. Department of Veterans Affairs, Marriott, Hilton, Four Seasons and Hyatt, and more. For information on Applied UV, Inc., and its subsidiaries, please visit https://www.applieduvinc.com

Air Disinfection Solutions & LED Lighting: Airocide, Scientific Air, PURO and LED Supply Co.

In February of 2021, the Company acquired all the assets and assumed certain liabilities of Akida Holdings, LLC (“Akida”). At the time of the acquisition, Akida owned the Airocide™ system of air purification technologies, originally developed for NASA with assistance from the University of Wisconsin at Madison, that uses a combination of UVC and a proprietary, titanium dioxide based photocatalyst that has helped to accelerate the reopening of the global economy with applications in the hospitality, hotel, healthcare, nursing home, grocer, wine, commercial building and retail sectors. The Airocide™ system has been used by brands such as NASA, Whole Foods, Dole, Chiquita, Opus One, Sub-Zero Refrigerators and Robert Mondavi Wines. Akida had contracted KES Science & Technology, Inc. (“KES”) to manufacture, warehouse and distribute the Airocide™ system and Akida’s contractual relationship with KES was assigned to and assumed by the Company as part of the acquisition.

On September 28, 2021, the Company acquired all the assets and assumed certain liabilities of KES. At the time of the acquisition, KES was principally engaged in the manufacturing and distribution of the Airocide™ system of air purification technologies and misting systems. KES also had the exclusive right to the sale and distribution of the Airocide™ system in certain markets. This acquisition consolidated all of manufacturing, sale and distribution of the Airocide™ system under the SteriLumen brand and expanded the Company’s market presence in food distribution, post-harvest produce, wineries, and retail sectors. The Company sells its products throughout the United States, Canada, and Europe.

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The Airocide™ system of air purification technologies, originally developed for the National Aeronautics and Space Administration (“NASA”) with assistance from the University of Wisconsin at Madison, uses a combination of UVC and a proprietary, titanium dioxide based photocatalyst to eliminate airborne bacteria, mold, fungi, viruses, volatile organic compounds and many odors. The core Airocide™ technology has been in use on the International Space Station and is based on photo-catalytic oxidation (PCO), a bioconversion process that continuously converts damaging molds, microorganisms, dangerous pathogens, destructive volatile organic chemicals (VOCs) and biological gasses into harmless water vapor. Unlike other air purification systems that provide “active” air cleaning, ozone producing systems, ionization or “photo-electrochemical oxidation”, Airocide’s™ nanocoating technology permanently bonds titanium dioxide to the surface of the catalytic bed. This permits the perpetual generation of surface-bound (OH-) radicals over the large surface area created by their advanced geometric design and prevents the generation and release of ozone and other harmful byproducts. The proprietary formulation and methods for creating the catalyst are the basis of Airocide’s™ competitive advantage, making it the only consistently robust, highly effective, ozone free PCO technology on the market. Airocide™ has been tested over the past 12 years by governmental agencies such as NASA, the National Renewable Energy Laboratory, independent universities including the University of Wisconsin, Texas Tech University, and Texas A&M, as well as air quality science laboratories. Airocide™ technology is listed as a FDA Class II Medical Device, making it a suitable for providing medical grade air purification in critical hospital use cases. Airocide™ Product lines include APS (consumer units), the GCS and HD lines (commercial units that will include the Sterilumen App to bring connectivity, reporting and asset management to our suite of products). The APS series provides true choice, low maintenance filter-less PCO or a filtered PCO air purification option ideal for restaurants, conference rooms, residential and small business or home office spaces. The GCS series is suitable for larger public spaces and enclosed rooms that may have high occupancy such as offices, waiting rooms and hotel lobbies, and airport gate areas. The HD series is the most powerful, providing two-stage purification for fast sanitization of larger or industrial spaces such as sporting venues and locker rooms, airports, museums, winery cellars, warehouses, and food-processing facilities. All Airocide™ products also extend the life of any perishables like fruit, produce or flowers.

On October 13, 2021, we acquired substantially all of the assets of Old SAM Partners, LLC F/K/A Scientific Air Management, LLC (“Old SAM”), which owned a line of air purification technologies (“Scientific Air”). The Scientific Air product line uses a combination of UVC and a proprietary, patented system to eliminate airborne bacteria, mold, fungi, viruses, volatile organic compounds, and many odors without producing any harmful by-products. Scientific Air’s products are well suited for larger spaces within a facility due to the higher air flow of these units. The units are also mobile with industrial grade casters, allowing for movement throughout a facility to address increased bio burden from larger meetings or increased human traffic. Both of these key items extend our Airocide line, creating a comprehensive air disinfection portfolio that spans from small to large spaces and mobile applications. Scientific Air’s products are currently sold predominantly in North America and into the healthcare market.

PURO Lighting

On January 26, 2023 we acquired PURO Lighting LLC (“PURO”) and its operating subsidiaries (the “PURO Acquisition”) pursuant to an agreement and plan of merger dated December 19, 2022 (the “PURO Merger Agreement”) for (i) $4,056,789 in the obligations to pay certain PURO debt and transaction costs, (ii) 2,497,220 shares of our common stock, (iii) 251,108 shares of our 5% Series C Cumulative Perpetual Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”) and (iv) the payment to PURO former equity interest holders of earnout payments on the terms and conditions described in the PURO Merger Agreement.

PURO Lighting was founded in 2019 with the goal of using light technology to promote health and wellness within spaces. Today PURO provides a suite of UV disinfection systems that have the ability to disinfect air and surfaces in commercial and industrial spaces. They focus their sales efforts in three primary verticals: Education, Government, and Healthcare.  The acquisition of Puro Lighting, LLC adds PUROHealth and PURONet - a powerful suite of products used in education, government, and healthcare that incorporates UV Lighting and a HVAC monitoring software platform. With its UL listed and patented portfolio of independently tested (Resonova Labs) synergistic surface and air disinfection technologies that help facility managers protect against multiple pathogens; PURO opens new opportunities for cross marketing sales to existing distribution channels. Additionally, the potential to inter-connect our entire portfolio of disinfection technology solutions into the IoT will provide our customers with both products and smart tools to manage and monitor indoor air quality (IAQ) across any enterprise. Applied UV’s proprietary platform suite of patented technologies offers the most complete pathogen disinfection platform including mobile, fixed and HVAC systems and solutions allowing companies to implement the IAQ measures recommended by the EPA.  PURO boast a strong domestic sales network with reps in 43 states, and distribution in all 50 states.  Their product offerings encompass a range of innovative solutions, including UVC systems for air handling, in-room continuous disinfection using cutting-edge Far-UVC technology, and specialized surface disinfection solutions designed specifically for the healthcare industry.

The Puro Acquisition further positions the Company to address a growing air disinfection market trend that aligns with the White House “Clean Air Initiatives” implemented during the height of the COVID 19 Pandemic designed to protect consumers and businesses against existing and future airborne pathogens allowing economies globally to remain open. The merged entities have proven applications that can now be included in improving indoor air quality (IAQ) at the facility level including HVAV systems in public, government, municipal, retail spaces and buildings. The Puro Acquisition positions Applied UV to be one of the only companies in the world to offer a complete air and surface disinfection platform that includes consumer, fixed and mobile, and commercial applications that are research backed, clinically tested and that are used by global Fortune 100 end users in multiple verticals.

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LED Supply Company

On January 26, 2023 we acquired LED Supply Co. LLC (“LED”) and its operating subsidiaries (the “LED Acquisition”) pursuant to an agreement and plan of merger dated December 19, 2022 (the “LED Merger Agreement”) for (i) $2,364,657 in the obligations to pay certain LED debt and transaction costs, (ii) 1,377,777 shares of our common stock, (iii) 148,888 shares of our 5% Series C Cumulative Perpetual Preferred Stock, par value $0.0001 per share (the “Series C Preferred Stock”) and (iv) the payment to LED former equity interest holders of earnout payments on the terms and conditions described in the LED Merger Agreement.

Founded in 2009, LED Supply Company is a national, Colorado-based company that provides design, distribution, and implementation services for lighting, controls and smart building technologies. LED Supply Co continues to expand its market reach with a focus on new types of energy efficiency and sustainable technologies. Along with its robust e-commerce component, LED Supply Company has recently taken the next step in revenue growth by repositioning itself as a preferred supplier for not only the latest in LED technologies, but the source for emerging technologies and product categories that the construction and retrofit market need; from electric vehicle charging to smart home technology, emergency and safety equipment, and much more.

We see synergies across our entire air and surface disinfection portfolio. First, we look to leverage Airocide’s global distribution capabilities to facilitate the sale of Scientific Air’s and PURO’s offerings internationally. Second, we look to leverage PURO’s strength in healthcare to pull through existing Airocide™ units, creating a broad healthcare product line, from small clinics, patient rooms and doctor’s offices to larger spaces such as nursing stations, waiting rooms and cafeterias. Third, we look to leverage the national MunnWorks hospitality reach with leading luxury hotel chain operators to pull through our entire air and surface disinfection portfolio (Airocide™ and Lumicide™) as well as PURO’s offerings into future hotel, condo and other renovation, upgrade and remodeling projects. Fourth, the Company will look to work with Canon Virginias’ (CVI) extensive field support team to promote the sale of the Companys’ products as well as service capabilities.  Finally, we look to incorporate the PUROAir, PUROHealth and PURONet  (a powerful suite of products used in healthcare that incorporates UV Lighting and a HVAC monitoring software platform) into our IoT integration plans via the Sterilumen App across our entire platform connecting all our units, thereby creating a leading smart asset management, reporting, and control system tool that can be incorporated across all enterprises.

Market Opportunity

According to Research and Markets, the UV Disinfection market is expected to reach $9 billion by 2027 as technology continues to improve and the focus on stopping the spread of contagious diseases increases. The Center for Disease Control states that 1 in 25 patients have at least one Hospital Associated Infection (HAI) annually and that 3 million serious infections occur every year in long-term care facilities. Losses from contagious infections, pathogens, and viruses cost the U.S. economy more than $270B every year as per the CDC: $28B lost through HAI’s; $225B in lost productivity due to absenteeism; and $25B in losses due to Student/Teacher absenteeism. Scientists globally have been advocating improving air quality post pandemic, significantly boosting global adoption to control airborne pathogen transmission.  Governments globally mandating health agencies to address improving indoor air quality (IAQ) via grants and mechanisms to ease visitation and protect facilities against future pathogens (Centers for Medicare and Medicaid Services – CMS, February 2022 Long-term Care Initiative April 2022 WH Clean Air Initiatives).

Indoor air quality (IAQ) has become an even more important issue as world economies transition beyond the COVID 19 pandemic. In 2021, 39 scientists reiterated the need for a “paradigm shift” and called for improvements in, “how we view and address the transmission of respiratory infections to protect against unnecessary suffering and economic losses.”  In mid 2022 we began to see this seismic shift from pandemic related mobile apparatuses to complete systems within systems for facilities designed to monitor, improve, and report on a more permanent basis.  While there are opportunities for mobile systems, our emphasis will be on this growing market trend.

In addition to this, the global air purifier market size is set to grow exponentially. It was valued at $9.24 billion in 2021 and is predicted to grow to approximately $22.84 billion by 2030. According to Precedence Research, the immense demand for air purification and sterilization in the US will be driven by the commercial sector.

Sterilumen’s product portfolio is one of the only research-backed, clinically proven pure-play air and surface disinfection technology companies with international distribution and globally recognized end users, with product developed for NASA.  In addition to the numerous recognized research institutions and globally recognized names who published the reports that were completed by the acquired companies, Airocide was independently proven to kill SARS, MERSA and Anthrax.  Sterilumen’s air purification (Airocide, Scientific Air & PURO Lighting) and surface disinfection (Lumicide) were independently tested and proven to kill both Candida Auris (Resinnova Laboratories) and SARS CoV-2 (COVID-19) (MRIGlobal), MRSA (Resinnova Laboratories), Salmonella enterica (Resonnova Laboratories) and Escherichia coli (Resinnova Laboratories).

Our goal is to build a company that successfully designs, develops, and markets our air and surface disinfection solutions that will enable US and global economies to implement “Clean Air” initiatives aimed at improving indoor air quality (IAQ) as recommended by the US Government’s EPA. We will seek to achieve this goal by having our products actively involved in the following activities:

Focus on key target verticals that have proven business use cases including:

•	Food Preservation
•	Healthcare
•	Winery
•	Hospitality
•	Schools
•	Cannabis
•	Correctional Facilities
•	Dental and Long-Term Care

In addition to further developing Airocide, Scientific Air, PURO, Lumicide and LED Supply specific sales efforts, we intend to leverage the Company’s hospitality business (MunnWorks) for cross-selling opportunities of our air purification and surface disinfectant solutions and products. Our initial research indicates that the key stakeholders in this market value the asset management and reporting capabilities of our platform and provide key points of differentiation.

•	Expand our global distributor channels into new markets not currently served.
•	Continue scientific validation through lab testing and data from real world deployments; publish case studies in peer reviewed journals.

Manufacturing

In an effort to improve operationally, after analyzing each of the points in our supply chain to tighten integration to optimize inventory, improve quality control, and mitigate against supply chain disruptions that were witnessed globally throughout the pandemic, on December 18th, 2022, Applied UV announced that it has signed a strategic manufacturing and related services agreement with Canon Virginia, Inc., (“CVI”) a global manufacturing, engineering and technical operation for the Canon family and a wholly owned subsidiary of Canon U.S.A, Inc. The agreement establishes CVI’s status as the primary manufacturer, assembler, and logistical authority for Applied UV’s entire suite of air purification solutions. The Manufacturing Agreement, the first of a series of anticipated agreements, enables the Company to leverage the resources of CVI’s two million-square-foot state-of-the-art engineering, manufacturing, and distribution facility.  Applied UV plans to leverage CVI’s almost 40 years of innovative and efficient production methods to manufacture the Company’s patented, FDA Class II Listed Airocide PCO commercial and consumer devices, as well as the patented advanced Activated Carbon UVC and HEPA Mobile disinfection Scientific Air portfolio.  From an R&D perspective, working closely with Canon, we are also beginning to formulate our new product roadmap and making substantial improvements to our entire line of mobile and fixed air purification products, further differentiating our patented PCO and UVC Carbon based solutions from that of our competition.  Applied UV also plans to collaborate with Canon Financial Services, Inc. to enable better cash flow management in regard to its growing supply chain requirements. Further, the Company will look to work with CVI’s extensive field support team to promote the sale of the Company’s products, as well as service capabilities.

Employees

As of December 31, 2022, we had 115 employees.

Corporate Information

Our principal executive offices are located at 150 N. Macquesten Parkway, Mount Vernon, NY 10550. Our website address is www.applieduvinc.com.

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Item 1a. Risk Factors.

Investing in our common stock is highly speculative and involves a significant degree of risk. Before you invest in our securities, you should give careful consideration to the following risk factors, in addition to the other information included in this Annual Report on Form 10-K, including our financial statements and related notes, before deciding whether to invest in our securities. The occurrence of any of the adverse developments described in the following risk factors could materially and adversely harm our business, financial condition, results of operations or prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Operations

The Company operates through its subsidiaries and its only material assets are its equity interests in those subsidiaries. As a result, our only current source of revenue is distributions from our subsidiaries, and all of its subsidiaries have been incurring losses and may continue to incur losses in the future.

The Company is a holding company for SteriLumen, MunnWorks, Puro, and LED Supply, and has no material assets other than its equity interests in those subsidiaries. Therefore, the only current revenue source is future distributions from its subsidiaries. SteriLumen is an early-stage designer and marketer of disinfection systems with limited operating history spanning from December 2016. We expect negative cash flows from SteriLumen’s operations for the foreseeable future. Our cash expenses will be highly dependent on the product development programs that SteriLumen chooses to pursue, the progress of these product development programs, the results of SteriLumen’s validation/marketing studies, the terms and conditions of SteriLumen’s contracts with service providers and manufacturing contractors, and the terms of recruitment of facilities in our validation/marketing studies. In addition, the continuation of SteriLumen’s validation/marketing studies. Failure to raise capital as and when needed, on favorable terms or at all, would have a negative impact on our financial condition and SteriLumen’s ability to develop its product candidates.

SteriLumen has devoted substantially all of its financial resources to develop its product candidates. SteriLumen has financed its operations primarily through the contributions of its founders. The amount of SteriLumen’s future net losses will depend, in part, on the development of adequate distribution channels for the Disinfecting System, the demand for the Disinfecting System, the rate of its future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. Disinfection product development is a highly speculative undertaking and involves a substantial degree of risk. Its future revenue will depend upon its ability to achieve sufficient market acceptance, pricing, the performance of its independent sales representatives and its manufacturing and distribution suppliers.

We anticipate that SteriLumen’s expenses will increase substantially if and as SteriLumen:

•	continues the research and development of the Disinfecting System and other disinfecting products;

•	expands the scope of its testing for the Disinfecting System and other disinfecting products;

•	establishes a sales, marketing, and distribution infrastructure to commercialize its product candidates;

•	seeks to maintain, protect, and expand its intellectual property portfolio;

•	seeks to attract and retain skilled personnel; and

•	creates additional infrastructure to support its product candidate development and planned future commercialization efforts.

Furthermore, any additional fundraising efforts may divert our management from our subsidiaries’ day-to-day activities, which may adversely affect our ability to develop and commercialize their product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely affect our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results, and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

The pandemic caused by the spread of the Coronavirus could have an adverse impact on our financial condition and results of operations and other aspects of our business.

In December 2019, a novel strain of Coronavirus was reported to have surfaced in Wuhan, China. The virus has since spread to over 150 countries and every state in the United States. On January 30, 2020, the World Health Organization declared the outbreak of Coronavirus a “Public Health Emergency of International Concern”. On March 11, 2020, the World Health Organization declared the outbreak a pandemic, and on March 13, 2020, the United States declared a national emergency.

The spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the U.S. economy where we conduct a majority of our business. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

Most states and cities have reacted by instituting quarantines, restrictions on travel, “stay at home” and “social distancing” rules and restrictions on the types of businesses that may continue to operate, as well as guidance in response to the pandemic and the need to contain it.

We have taken steps to take care of our employees, including providing the ability for employees to work remotely and implementing strategies to support appropriate social distancing techniques for those employees who are not able to work remotely. We have also taken precautions with regard to employee, facility, and office hygiene as well as implementing significant travel restrictions. We are also assessing our business continuity plans for all business units in the context of the pandemic. This is a rapidly evolving situation, and we will continue to monitor and mitigate developments affecting our workforce, our suppliers, our customers, and the public at large to the extent we are able to do so. We have and will continue to carefully review all rules, regulations, and orders and responding accordingly. We are dependent upon suppliers to provide us with all of the raw materials for products that we manufacture and sell and we currently manufacture the majority of our products in China. The pandemic has impacted and may continue to impact suppliers of materials and the manufacturing locations for our products. As a result, we have faced and may continue to face delays or difficulty manufacturing certain products, which could negatively affect our business and financial results. Even if we are able to find alternate sources for materials and manufacturing, they may cost more, which could adversely impact our profitability and financial condition.

We are vulnerable to continued global economic uncertainty and volatility in financial markets.

Our business is highly sensitive to changes in general economic conditions as a seller of goods and services. Financial markets inside the United States and internationally have experienced extreme disruption in recent times, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, and declining valuations of investments. We believe these disruptions are likely to have an ongoing adverse effect on the world economy. A continuing economic downturn and financial market disruptions could have a material adverse effect on our business, financial condition, and results of operations, including by:

•	reducing demand for our products and services, increasing order cancellations and resulting in longer sales cycles and slower adoption of new technologies;
•	increasing the difficulty of collecting accounts receivable and the risk of excess and obsolete inventories;
•	increasing price competition in our served markets; and
•	resulting in supply interruptions, which could disrupt our ability to produce our products.

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We could need to raise additional capital in the future, and if we are unable to secure adequate funds on terms acceptable to us, we could be unable to execute our business plan.

To remain competitive, we must continue to make significant investments in the development of our products, the expansion of our sales and marketing activities, and the expansion of our operating and management infrastructure as we increase sales domestically and internationally. If cash generated from our operations is insufficient to fund such growth, we could be required to raise additional funds through the issuance of equity or debt securities in the public or private markets, or through a collaborative arrangement or sale of assets. Additional financing opportunities may not be available to us, or if available, may not be on favorable terms. The availability of financing opportunities will depend, in part, on market conditions, and the outlook for our business. Any future issuance of equity securities or securities convertible into equity securities could result in substantial dilution to our stockholders, and the securities issued in such a financing could have rights, preferences or privileges senior to those of our Common Stock. In addition, if we raise additional funds through debt financing, we could be subject to debt covenants that place limitations on our operations. We could not be able to raise additional capital on reasonable terms, or at all, or we could use capital more rapidly than anticipated. If we cannot raise the required capital when needed, we may not be able to satisfy the demands of existing and prospective customers, we could lose revenue and market share and we may have to curtail our capital expenditures.

The following factors, among others, could affect our ability to obtain additional financing on favorable terms, or at all:

•	our results of operations;
•	general economic conditions and conditions in the sanitation and disinfection industries and performance of sanitation devices as opposed to sanitation and disinfection substances;
•	the perception of our business in the capital markets;
•	making capital improvements to improve our infrastructure;
•	hiring qualified management and key employees;
•	responding to competitive pressures;
•	complying with regulatory requirements, if any;
•	our ratio of debt to equity;
•	our financial condition;
•	our business prospects; and
•	interest rates.

If we are unable to obtain sufficient capital in the future, we could have to curtail our capital expenditures. Any curtailment of our capital expenditures could result in a reduction in net revenue, reduced quality of our products, increased manufacturing costs for our products, harm to our reputation, or reduced manufacturing efficiencies and could have a material adverse effect on our business, financial condition, and results of operations.

Raising additional capital may cause dilution to our existing stockholders and restrict our operations or require us to relinquish certain intellectual property rights.

We may seek additional capital through a combination of public and private equity offerings, debt financings, strategic partnerships and alliances, licensing arrangements, and grants. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our existing stockholders may be diluted, and the terms may include liquidation or other preferences that adversely affect the rights of our stockholders. Debt and receivables financings may be coupled with an equity component, such as warrants to purchase shares, which could also result in dilution of our existing stockholders’ ownership. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our or our subsidiaries’ products or grant licenses on terms that are not favorable to us. A failure to obtain adequate funds may cause us to curtail certain operational activities, including research and development, validation/marketing studies, sales and marketing, and manufacturing operations, in order to reduce costs and sustain the business, and would have a material adverse effect on our business and financial condition.

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Our success depends, in part, on our relationships with, and the efforts of, third-party manufacturers, distributors, and other third parties that perform various tasks for us. If these third parties do not successfully carry out their contractual duties or meet expected, we may not be able to commercialize our product candidates and our business could be substantially harmed.

While we internally manufacture all of MunnWorks’ products that are manufactured domestically, currently approximately 75% of MunnWorks’ products and all of SteriLumen’s products are manufactured overseas in China by third party manufacturers. We do not currently have the infrastructure or capability internally to manufacture all of the components of our products and systems, and we lack the resources and the capability to manufacture and distribute the Disinfecting System on a commercial scale. We plan to rely on third parties for such operations. There are a limited number of manufacturers who have the ability to produce our products, and there may be a need to identify alternate manufacturers to prevent a possible disruption of our manufacturing and distribution process. Switching manufacturers or distributors, if necessary, may involve substantial costs and is likely to result in a delay in our desired commercial timelines, which could harm our business and results of operations.

Our suppliers may not supply us with a sufficient amount or adequate quality of materials, which could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on our ability to obtain timely deliveries of materials, components, and subassemblies of acceptable quality and in acceptable quantities from third-party suppliers. We generally purchase components and subassemblies from a limited group of suppliers through purchase orders, rather than written supply contracts. Consequently, many of our suppliers have no obligation to continue to supply us on a long-term basis. In addition, our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others could affect their ability to deliver components for us in a timely manner. Moreover, our suppliers could encounter financial hardships, be acquired, or experience other business events unrelated to our demand for components, which could inhibit or prevent their ability to fulfill our orders and satisfy our requirements.

If any of our suppliers cease to provide us with sufficient quantities of our components in a timely manner or on terms acceptable to us, or ceases to manufacture components of acceptable quality, we could incur manufacturing delays and sales disruptions while we locate and engage alternative qualified suppliers, and we might be unable to engage acceptable alternative suppliers on favorable terms. In addition, we could need to reengineer our components, which could significantly delay production. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive procedures. We are continually in the process of identifying and qualifying alternate source suppliers for our key components. There can be no assurance, however, that we will successfully identify and qualify an alternate source supplier for any of our key components or that we could enter into an agreement with any such alternate source supplier on terms acceptable to us, or at all.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to develop and manufacture our products, we must, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

We may engage in future acquisitions or strategic transactions which may require us to seek additional financing or financial commitments, increase our expenses and/or present significant distractions to our management.

We may make acquisitions in the future. In the event we engage in an acquisition or strategic transaction, we may need to acquire additional financing. Obtaining financing through the issuance or sale of additional equity and/or debt securities, if possible, may not be at favorable terms and may result in additional dilution to our current stockholders. Any future acquisition by us or one of our subsidiaries may require us to incur non-recurring or other charges, may increase our near and long-term expenditures, and may pose significant integration challenges or disrupt our management or business, which could adversely affect our operations and financial results. For example, an acquisition or strategic transaction such as the acquisition may entail numerous operational and financial risks, including the risks outlined above and additionally:

•	exposure to unknown liabilities;
•	disruption of our business and diversion of our management’s time and attention in order to develop acquired products or technologies higher than expected acquisition and integration costs;
•	write-downs of assets or goodwill or impairment charges;
•	increased amortization expenses;
•	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;
•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and
•	inability to retain key employees of any acquired businesses.

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Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, and any transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

 Recent U.S. tax legislation may materially affect our financial condition, results of operations and cash flows.

The recently enacted Tax Cuts and Jobs Act (the “Tax Act”) has significantly changed the U.S. federal income taxation of U.S. businesses, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, modifying or repealing many business deductions and credits.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) modifies certain provisions of the Tax Act, including increasing the amount of interest expense that may be deducted.

The Tax Act as modified by the CARES Act is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. Our analysis and interpretation of this legislation is preliminary and ongoing and there may be material adverse effects resulting from the legislation that we have not yet identified. While some of the changes made by the tax legislation may adversely affect us, other changes may be beneficial. We continue to work with our tax advisors and auditors to determine the full impact that the recent tax legislation as a whole will have on us. We urge our investors to consult with their legal and tax advisors with respect to such legislation and its potential effect on an investment in our common stock.

Our operating results are affected by many factors and may fluctuate significantly on a quarterly basis.

Our operating results may vary substantially from quarter to quarter and may be greater or less than those achieved in the immediately preceding period or in the comparable period of the prior year. Factors that may cause quarterly results to vary include, but are not limited to, the following:

•	the number of new product introductions by our subsidiaries;
•	losses related to inventory write-offs;
•	marketing exclusivity, if any, which may be obtained on certain new products;
•	the level of competition in the marketplace for certain products;
•	our subsidiaries’ ability to create demand in the marketplace for their products;
•	availability of raw materials and finished products from suppliers;
•	our subsidiaries’ ability to contract manufacturers to make their products;
•	Our dependence on a small number of products for a significant portion of net revenue or income;
•	price erosion and customer consolidation; and
•	uncertainty of future import tariffs.

The profitability of our subsidiaries’ product sales is also dependent upon the prices they are able to charge for their products, the costs to purchase products from third parties, and their ability to manufacture their products in a cost-effective manner. If their revenues decline or do not grow as anticipated, they may not be able to reduce their operating expenses to offset such declines. Failure to achieve anticipated levels of revenues could, therefore, significantly harm our operating results for a particular fiscal period.

We could be subject to significant warranty obligations if our products are defective, which could have a material adverse effect on our business, financial condition, and results of operations.

In manufacturing our products, we depend upon third parties for the supply of various components. Many of these components require a significant degree of technical expertise to design and produce. If we fail to adequately design, or if our suppliers fail to produce components to specification, or if the suppliers, or we, use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised. Our products could contain defects that cannot be repaired easily and inexpensively that can result some or all of the following:

•	loss of customer orders and delay in order fulfillment;
•	damage to our brand reputation;
•	increased cost of our warranty program due to product repair or replacement;
•	inability to attract new customers;
•	diversion of resources from our manufacturing and engineering and development departments into our service department; and
•	legal action.

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We are increasingly dependent on information technology, and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

Significant disruptions to our information technology systems or breaches of information security could adversely affect our business. In the ordinary course of business, we collect, store and transmit large amounts of confidential information, and it is critical that we do so in a secure manner to maintain the confidentiality and integrity of such information. We have also outsourced significant elements of our information technology infrastructure; as a result, we manage independent vendor relationships with third parties who are responsible for maintaining significant elements of our information technology systems and infrastructure and who may or could have access to our confidential information. The size and complexity of our information technology systems, and those of our third-party vendors, make such systems potentially vulnerable to service interruptions and security breaches from inadvertent or intentional actions by our employees, partners or vendors. These systems are also vulnerable to attacks by malicious third parties and may be susceptible to intentional or accidental physical damage to the infrastructure maintained by us or by third parties. Maintaining the secrecy of confidential, proprietary, and/or trade secret information is important to our competitive business position. While we have taken steps to protect such information and have invested in systems and infrastructures to do so, there can be no guarantee that our efforts will prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, dissemination, or misuse of critical or sensitive information. A breach our security measures or the accidental loss, inadvertent disclosure, unapproved dissemination, misappropriation or misuse of trade secrets, proprietary information, or other confidential information, whether as a result of theft, hacking, fraud, trickery or other forms of deception, or for any other cause, could enable others to produce competing products, use our proprietary technology or information, and/or adversely affect our business position. Further, any such interruption, security breach, loss or disclosure of confidential information could result in financial, legal, business, and reputational harm to us and could have a material adverse effect on our business, financial position, results of operations and/or cash flow.

Product liability claims against us could be costly and could harm our reputation.

The sale of our products involves the risk of product liability claims against us. Claims could exceed our product liability insurance coverage limits. Our insurance policies are subject to various standard coverage exclusions, including damage to the product itself, losses from recall of our product, and losses covered by other forms of insurance such as workers compensation. We cannot be certain that we will be able to successfully defend any claims against us, nor can we be certain that our insurance will cover all liabilities resulting from such claims. In addition, we cannot provide assurance that we will be able to obtain such insurance in the future on terms acceptable to us, or at all. Regardless of merit or eventual outcome, any product liability claim brought against us could result in harm to our reputation, decreased demand for our products, costs related to litigation, product recalls, loss of revenue, an increase in our product liability insurance rates, or the inability to secure coverage in the future, and could have a material adverse effect on our business by reducing cash collections from customers and limiting our ability to meet our operating cash flow requirements.

Litigation against us could be costly and time-consuming to defend and could materially and adversely affect our business, financial condition, and results of operations.

We are from time to time involved in various claims, litigation matters and regulatory proceedings incidental to our business, including claims for damages arising out of the use of our products or services and claims relating to intellectual property matters, employment matters, commercial disputes, competition, sales and trading practices, environmental matters, personal injury, and insurance coverage. Some of these lawsuits include claims for punitive as well as compensatory damages. The defense of these lawsuits could divert our management’s attention, and we could incur significant expenses in defending these lawsuits. In addition, we could be required to pay damage awards or settlements or become subject to unfavorable equitable remedies. Moreover, any insurance or indemnification rights that we could have may be insufficient or unavailable to protect us against potential loss exposures.

If we lose our key management personnel, or are unable to attract or retain qualified personnel, it could adversely affect our ability to execute our growth strategy.

Our success is dependent, in part, upon our ability to hire and retain management, engineers, marketing and sales personnel, and technical, research and other personnel who are in high demand and are often subject to competing employment opportunities. Our success will depend on our ability to retain our current personnel and to attract and retain qualified like personnel in the future. Competition for senior management, engineers, marketing and sales personnel, and other specialized technicians is intense and we may not be able to retain our personnel. If we lose the services of any executive officers or key employees, our ability to achieve our business objectives could be harmed or delayed, which could have a material adverse effect on our daily operations, operating cash flows, results of operations, and ultimately share price. In general, our officers could terminate their employment at any time without notice for any reason.

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Climate change initiatives could materially and adversely affect our business, financial condition, and results of operations.

Both domestic and international legislation to address climate change by reducing greenhouse gas emissions and establishing a price on carbon could create increases in energy costs and price volatility. Considerable international attention is now focused on development of an international policy framework to address climate change. Proposed and existing legislative efforts to control or limit greenhouse gas emissions could increase the cost of raw materials derived from sources that generate greenhouse gas emissions. If our suppliers are unable to obtain energy at a reasonable cost in the future, the cost of our raw materials could be negatively impacted which could result in increased manufacturing costs.

As a “controlled company” under the Nasdaq Marketplace Rules, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public stockholders.

Max Munn of Chief Executive Officer holds [*]% of our voting power. Under Rule 4350(c) of the Nasdaq Marketplace Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in Nasdaq rules and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we have not relied nor do we intend to rely on the “controlled company” exemption under Nasdaq rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our Board might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. Our status as a controlled company could cause our common stock to look less attractive to certain investors or otherwise harm our trading price.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our common stock.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

At present, we believe that we have effective internal controls in place. However, our management, including our Chief Executive Officer, cannot guarantee that our internal controls and disclosure controls that we have in place will prevent all possible errors, mistakes or all fraud.

Our financial controls and procedures may not be sufficient to ensure timely and reliable reporting of financial information, which, as a public company, could materially harm our stock price.

We require significant financial resources to maintain our public reporting status. We cannot assure you we will be able to maintain adequate resources to ensure that we will not have any future material weakness in our system of internal controls. The effectiveness of our controls and procedures may in the future be limited by a variety of factors including:

•	faulty human judgment and simple errors, omissions or mistakes;
•	fraudulent action of an individual or collusion of two or more people;
•	inappropriate management override of procedures; and
•	the possibility that any enhancements to controls and procedures may still not be adequate to assure timely and accurate financial information.

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Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Despite these controls, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance of achieving their control objectives. Furthermore, smaller reporting companies like us face additional limitations. Smaller reporting companies employ fewer individuals and can find it difficult to employ resources for complicated transactions and effective risk management. Additionally, smaller reporting companies tend to utilize general accounting software packages that lack a rigorous set of software controls.

If we fail to have effective controls and procedures for financial reporting in place, we could be unable to provide timely and accurate financial information and be subject to investigation by the Securities and Exchange Commission and civil or criminal sanctions.

We are an “emerging growth company” under the JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933 (the “Securities Act”) for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

We will remain an “emerging growth company” until December 31, 2025, the last day of the fiscal year following the fifth anniversary of August 31, 2020, the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act, although we will lose that status sooner if our revenues exceed $1.07 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the last day of our most recently completed second fiscal quarter.

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Our status as an “emerging growth company” under the JOBS Act may make it more difficult to raise capital as and when we need it.

Because of the exemptions from various reporting requirements provided to us as an “emerging growth company” and because we will have an extended transition period for complying with new or revised financial accounting standards, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. Investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

There may be limitations on the effectiveness of our internal controls, and a failure of our control systems to prevent error or fraud may materially harm our company. If we fail to remediate a material weakness, or if we experience material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock and Warrants.

Prior to the completion of our initial public offering in August 2020, we had been a private company with limited accounting personnel to adequately execute our accounting processes and limited supervisory resources with which to address our internal control over financial reporting. As a newly public company, we have designed a control environment as required of public companies under the rules and regulations of the SEC.

Proper systems of internal controls over financial accounting and disclosure controls and procedures are critical to the operation of a public company. We may be unable to effectively establish such systems, especially in light of the fact that we expect to operate as a publicly reporting company. This would leave us without the ability to reliably assimilate and compile financial information about our company and significantly impair our ability to prevent error and detect fraud, all of which would have a negative impact on our company from many perspectives.

Moreover, we do not expect that disclosure controls or internal control over financial reporting, even if established, will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially adversely impact us.

Geopolitical conditions, including trade disputes and direct or indirect acts of war or terrorism, could have an adverse effect on our operations and financial results.

Recently, Russia initiated significant military action against Ukraine. In response, the U.S. and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business, and financial organizations, and the U.S. and certain other countries could impose further sanctions, trade restrictions, and other retaliatory actions should the conflict continue or worsen. It is not possible to predict the broader consequences of the conflict, including related geopolitical tensions, and the measures and retaliatory actions taken by the U.S. and other countries in respect thereof as well as any counter measures or retaliatory actions by Russia or Belarus in response, including, for example, potential cyberattacks or the disruption of energy exports, is likely to cause regional instability, geopolitical shifts, and could materially adversely affect regional economies and the global economy. The situation remains uncertain, and while it is difficult to predict the impact of any of the foregoing, the conflict and actions taken in response to the conflict could increase our costs, disrupt our supply chain, reduce our sales and earnings, impair our ability to raise additional capital when needed on acceptable terms, if at all, or otherwise adversely affect our business, financial condition, and results of operations.

If we sustain a cyber-attack or suffer privacy or data security breaches that disrupt our information systems or operations, or result in the dissemination of sensitive personal or confidential information, we could suffer increased costs, exposure to significant liability, reputational harm, loss of business, and other serious negative consequences.

Our information technology systems and safety control systems are subject to a growing number of threats from computer programmers, hackers, and other adversaries that may be able to penetrate our network security and misappropriate our confidential information or that of third parties, create system disruptions, or cause damage, security issues, or shutdowns. They also may be able to develop and deploy viruses, worms, and other malicious software programs that attack our systems or otherwise exploit security vulnerabilities. Because the techniques used to circumvent, gain access to, or sabotage security systems, can be highly sophisticated and change frequently, they often are not recognized until launched against a target, and may originate from less regulated and remote areas around the world. We may be unable to anticipate these techniques or implement adequate preventive measures, resulting in potential data loss and damage to our systems. Our systems are also subject to compromise from internal threats such as improper action by employees, including malicious insiders, or by vendors, counterparties, and other third parties with otherwise legitimate access to our systems. Our policies, employee training (including phishing prevention training), procedures, and technical safeguards may not prevent all improper access to our network or proprietary or confidential information by employees, vendors, counterparties, or other third parties. Our facilities may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, misplaced or lost data, human errors, or other similar events that could negatively affect our systems, and our and our members’, data. Additionally, our third-party service providers who process information on our behalf may cause security breaches for which we are responsible.

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Moreover, we face the ongoing challenge of managing access controls in a complex environment. The process of enhancing our protective measures can itself create a risk of systems disruptions and security issues. Given the breadth of our operations and the increasing sophistication of cyber-attacks, a particular incident could occur and persist for an extended period of time before being detected. The extent of a particular cyber-attack and the steps that we may need to take to investigate the attack may take a significant amount of time before such an investigation could be completed and full and reliable information about the incident is known. During such time, the extent of any harm or how best to remediate it might not be known, which could further increase the risks, costs, and consequences of a data security incident. In addition, our systems must be routinely updated, patched, and upgraded to protect against known vulnerabilities. The volume of new software vulnerabilities has increased substantially, as has the importance of patches and other remedial measures. In addition to remediating newly identified vulnerabilities, previously identified vulnerabilities must also be updated. We are at risk that cyber-attackers exploit these known vulnerabilities before they have been addressed. The complexity of our systems and platforms, the increased frequency at which vendors are issuing security patches to their products, our need to test patches, and, in some instances, coordinate with third-parties before they can be deployed, all could further increase our risks.

Any compromise or perceived compromise of the security of our systems or the systems of one or more of our vendors or service providers could damage our reputation and brand, cause the termination of relationships with our members, result in disruption or interruption to our business operations, marketing partners and carriers, reduce demand for our services, and subject us to significant liability and expense, which would harm our business, operating results, and financial condition.

Risks Related to SteriLumen’s Business

Certain ResInnova testing limitations.

Our claims on the effectiveness of the Disinfecting System against certain pathogens are supported by the analysis of the Disinfecting System performed in ResInnova’s laboratory. The environment in ResInnova’s laboratory is controlled and does not account for all real-world variables, which may impact the effectiveness of ultraviolet light in killing microorganisms. Such variables include humidity, air temperature, and the presence of organic soils that differ from those used in the laboratory tests. If any one of these un-accounted for variables proves to be significant in the evaluation of the effectiveness of the Disinfecting System, the laboratory results obtained by ResInnova could be significantly more favorable than the results experienced by our customers. Furthermore, in accordance with CDC guidelines only laboratories with a biosafety level 3 or 4 may test against SARS-CoV-2, the virus that causes COVID-19. ResInnova is a biosafety level 2 laboratory and cannot test against SARS-CoV-2 and therefore in its place tested against OC43, which, according to ResInnova is a common surrogate for SARS-CoV-2 as both are of the Beta genre of coronaviruses. If the results from testing the Disinfecting System against OC43 are different from the results that would have occurred from testing against SARS-CoV-2, ResInnova’s testing results could be materially more favorable than the results experienced by our customers with respect to SARS-CoV-2. If the Disinfecting System is not effective against SARS-CoV-2, this could have a material adverse effect on the Company’s, which would have a material adverse effect on our business prospects and financial condition.

The complete and final assembly of the Disinfecting System has not yet received safety certification from a nationally recognized testing laboratory.

All of the component parts of the Disinfecting System have been certified by ETL. The ETL listings for ETL Listing numbers: SLR-1 = E519669 for the ribbon unit and SLD-1 = E519957 for the drain unit is new for such a UVC device for the UL and due to incomplete standards does not guarantee successful deployment and installation at scale in the US. If we are unable or significantly delayed in obtaining confidence for installations within the marketplace with above certifications, our business and financial prospects will be materially adversely affected.

In accordance with an August 24, 1993 Interpretation Letter from OSHA, all electrical equipment must be accepted, certified, labeled, listed, or otherwise determined that such equipment is safe by a NRTL or by another Federal agency or by a State, municipal, or other local authority responsible for enforcing occupational safety provisions of the National Electric Safety Code.

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If SteriLumen is unable to develop a successful marketing approach, our business will suffer.

If SteriLumen fails to develop a successful marketing approach or to manage its growth effectively, our business and financial results will be materially harmed. Healthcare facilities operate in a highly regulated and dynamic market with changing regulations, codes, standards and guidelines and as a result are very loyal to vendors they trust. Achieving market acceptance will require extensive customer education and product validation. Some of the ways in which SteriLumen intends on achieving market acceptance is through working with professional trade organizations, having articles published in industry trade publications, conducting validation/marketing studies at well-known hospitals and lab testing. However, there is no assurance that SteriLumen will be successful in organizing these efforts or if the results from them will be positive. SteriLumen has sought and may also seek in the future to expand its business through complementary or strategic acquisitions of other businesses, products or assets such as its recent acquisition of the Airocide product line, or through joint ventures, strategic partnerships or other arrangements with established and trusted disinfection companies. Any such acquisitions, joint ventures or other business combinations may involve significant integration challenges, operational complexities and time consumption and require substantial resources and effort. It may also disrupt SteriLumen’s ongoing businesses, which may adversely affect its relationships with customers, employees and others with whom it has business or other dealings. Further, if SteriLumen is unable to realize synergies or other benefits expected to result from any acquisitions, joint ventures or other business combinations, or to generate additional revenue to offset any unanticipated inability to realize these expected synergies or benefits, its growth and ability to compete may be impaired, which would require it and us to focus additional resources on the integration of operations rather than other profitable areas of its business, and may otherwise cause a material adverse effect on our business, results of operations and financial condition. However, failure to acquire or partner with established and trusted disinfection companies would prevent SteriLumen’s products from being part of a bundle of disinfection products that could be sold all at once, which could have a material adverse effect on the financial results of our business.

The air purification market is fragmented and competitive and we may not be able to compete successfully with our existing competitors or new entrants into the markets we serve.

The air purification market is fragmented and competitive. SteriLumen’s competition varies by product line, customer classification and geographic market. The principal competitive factors in our industry are quality of product, pricing, service and delivery capabilities and availability of product. We will compete with many local, regional and national air purification distributors and dealers. In addition, some air purification suppliers might sell and distribute their products directly to our customers, and the volume of such direct sales could increase in the future. Additionally, distributors of products similar to those distributed by us may elect to sell and distribute to our customers in the future or enter into exclusive supplier arrangements with other distributors. Some of our competitors have greater financial resources and may be able to withstand sales or price decreases more effectively than we can. We also expect to continue to face competition from new market entrants. We may be unable to continue to compete effectively with these existing or new competitors, which could have a material adverse effect on our financial condition and results of operations.

If we are unable to execute our plan to distribute SteriLumen’s Airocide products, we may not be able to generate revenues and your investment could be materially adversely affected.

We acquired the rights to manufacture and sell our Airocide products in February of 2021 and have not yet fully scaled to execute our plan to sell and distribute SteriLumen’s Airocide products. The success of the Airocide business will depend on the execution of our plan and the acceptance of Airocide products by the consumer and commercial markets. Achieving such acceptance will require significant marketing investment. Once we execute our plan to sell and distribute the Airocide products, it may not be accepted by consumers at sufficient levels to support our operations and build our business. If SteriLumen’s Airocide products are not accepted at sufficient levels, our business could fail.

We are subject to significant regulatory oversight and changes in applicable regulatory requirements could adversely affect our business.

We may become subject to significant government regulation, by the EPA and, to a certain extent, by Congress, other federal agencies and foreign, state and local authorities. Depending upon the circumstances, noncompliance with legislation or regulations promulgated by these entities could result in the suspension or revocation of our licenses or registrations, the termination or loss of contracts or the imposition of contractual damages, civil fines or criminal penalties any of which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, the adoption or modification of laws or regulations relating to UVC or air purification or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. If we are required to comply with new regulations or legislation or new interpretations of existing regulations. This compliance could cause us to incur additional expenses or alter our business model.

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SteriLumen’s Disinfecting System business is highly dependent on its suppliers’ and any disruption in their operations could have a material adverse effect on our business, results of operations and financial condition.

SteriLumen’s Disinfecting System business will be dependent upon the continued ability of its suppliers to deliver systems, components, raw materials, and finished disinfection products. Its UVC LEDs are manufactured in South Korea and then shipped to China or the United States for assembly with all other components, which if manufactured in China, the finished products are shipped to Long Beach, California for warehousing and distribution, otherwise the units are shipped from Mount Vernon. Any number of factors, including labor disruptions, catastrophic weather events, contractual or other disputes with suppliers, and supplier financial difficulties or solvency problems could disrupt its suppliers’ operations and lead to uncertainty in its supply chain or cause supply disruptions, which could, in turn, disrupt its operations. If SteriLumen experiences supply disruptions, it may not be able to develop alternate sourcing quickly. Any disruption of its production schedule caused by an unexpected shortage of systems, components, raw materials or parts even for a relatively short period of time could cause it to alter production schedules or suspend production entirely. If any such disruptions occur it could have a material adverse effect on our business, results of operations and financial condition.

SteriLumen’s business is highly dependent on market perceptions of it and the safety and quality of its products.

Market perceptions of SteriLumen’s business are very important to us, especially market perceptions of the safety and quality of SteriLumen’s products. If any of its products or similar products that other companies distribute are subject to market withdrawal or recall or are proven to be, or are claimed to be, harmful to end users, then this could have a material adverse effect on our business, results of operations and financial condition. Also, because SteriLumen’s business is dependent on market perceptions, negative publicity associated or perceived to be associated with its business, products or product pricing could have a material adverse impact on our business, results of operations and financial condition.

Customers may be hesitant in adopting UV light-based technologies, and our inability to overcome this hesitation could limit the market acceptance of our products and our market share.

Our UV light disinfection systems represent relatively new technologies in the market. Only a small percentage of professional medical institutions or hospitality providers are immediately willing to conduct sanitation using our systems. Our future success will depend on our ability to increase demand for our products by demonstrating to a broad spectrum of medical professional, dentists, hospitality industry, their patients and customers, the potential performance advantages of our UV light systems over traditional methods of disinfection over competitive UV light systems, and our inability to do so could have a material adverse effect on our business, financial condition, and results of operations.

Conventional germicidal UV light was historically considered as a human health hazard if improperly used and can lead to skin cancer and cataracts. We may experience long sales cycles because healthcare facilities and hotels and other facilities may be slow to adopt new technologies on a widespread basis and admit that such technologies can sanitize public space without damaging public health. As a result, we generally are required to invest a significant amount of time and resources to educate general public about the benefits of our products in comparison to competing products and technologies before completing a sale, if any. Factors that could inhibit adoption of UV technologies by healthcare facilities or hospitality companies include the initial cost and concerns about the safety, efficacy, and reliability of our UV systems. In addition, economic pressure, caused, for example, by an economic slowdown as a result of Coronavirus, changes in health care reimbursement or by competitive factors in a specific market, could make businesses reluctant to purchase substantial capital equipment or invest in new technologies. Customer acceptance will depend on the recommendations of governmental authorities, as well as other factors, including the relative effectiveness, safety, reliability, and comfort of our systems as compared to other instruments and methods for performing disinfecting procedures.

If future data proves to be inconsistent with our research results or if competitors’ products present more favorable results our revenues could decline and our business, financial condition, and results of operations could be materially and adversely affected.

Even though our disinfecting devices are protected with patents, if new studies or comparative studies generate results that are not as favorable as our research results, our revenues could decline. Additionally, if future studies indicate that our competitors’ products are more effective or safer than ours, our revenues could decline. Furthermore, hospitals and businesses could choose not to purchase our UV light sanitation systems until they receive additional published long-term clinical evidence and recommendations from prominent hospitals and businesses that indicate our UV light sanitation systems are effective for disinfecting applications.

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We may face competition from other companies, many of which have substantially greater resources than we do. If we do not successfully develop and commercialize enhanced or new products that remain competitive with products or alternative technologies developed by others, we could lose revenue opportunities and customers and our ability to grow our business would be impaired.

A number of competitors have substantially greater capital resources, larger customer bases, larger technical, sales and marketing forces and stronger reputations with target customers than ours. We compete with a number of domestic and foreign companies that market traditional chemical sanitation products, as well as companies that market UV technologies. The marketplace is highly fragmented and very competitive. We expect that the rapid technological changes occurring in the health care industry could lead to the entry of new competitors, particularly if UV disinfecting increases market acceptance. If we do not compete successfully, our revenue and market share could decline, which would impact our ability to meet our operating cash flow requirements and our business, financial condition, and results of operations could be adversely affected.

Our long-term success depends upon our ability to (i) distinguish our products through improving our product performance and pricing, protecting our intellectual property, improving our customer support, accurately timing the introduction of new products, and developing sustainable distribution channels worldwide; and (ii) develop and successfully commercialize new products, new or improved technologies, and additional applications for our UV light sanitation systems. We may not be able to distinguish our products and commercialize any new products, new or improved technologies, or additional applications for our UV light disinfecting systems.

We could incur problems in manufacturing our products.

In order to grow our business, we must expand our manufacturing capabilities to produce the systems and accessories necessary to meet any demand we may experience. We could encounter difficulties in increasing the production of our products, including problems involving production capacity and yields, quality control and assurance, component supply, and shortages of qualified personnel. In addition, before we can begin commercial manufacture of our products, we must ensure our manufacturing facilities, processes, and quality systems, and the manufacture of our UV light sanitation systems, quality control, and documentation policies and procedures. From time to time, we could expend significant resources in obtaining, maintaining, and addressing our compliance with various federal and requirements that may be subject to changes. Our success will depend in part upon our ability to manufacture our products without FDA approval or compliance with and other regulatory requirements.

We have not experienced significant quality issues with components of our products supplied by third parties, however, we could in the future. Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality control and complying with applicable regulatory requirements, and an inability to do so could have a material adverse effect on our product sales, cash collections from customers, and our ability to meet operating cash flow requirements, which could have a material adverse effect on our business, financial condition, and results of operations.

Adverse publicity regarding our technology or products could negatively impact us.

Adverse publicity regarding any of our products or similar products marketed or sold by others could negatively affect us. If any studies raise or substantiate concerns regarding the efficacy or safety of our products or other concerns, our reputation could be harmed and demand for our products could diminish, which could have a material adverse effect on growth in new customers and sales of our products, leading to a decline in revenues, cash collections, and ultimately our ability to meet operating cash flow requirements.

Rapidly changing standards and competing technologies could harm demand for our products, result in significant additional costs, and have a material adverse effect on our business, financial condition, and results of operations.

The markets in which our products compete are subject to rapid technological change, evolving industry standards, changes in the regulatory environment, and frequent introductions of new devices and evolving sanitizing solutions and practices, specifically catalyzed by the impact of the Coronavirus pandemic. Competing products could emerge that render our products uncompetitive or obsolete. We cannot guarantee that we will successfully identify new product opportunities, identify new and innovative applications of our technology, or be financially or otherwise capable of completing the research and development required to bring new products to market in a timely manner. An inability to expand our product offerings or the application of our technology could limit our growth. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, or build and install equipment, all of which would require additional capital expenditures.

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We could be unable to effectively manage and implement our growth strategies, which could have a material adverse effect on our business, financial condition, and results of operations.

 Our growth strategy includes expanding our product line and applications by developing enhancements and transformational innovations, including new solutions for various fields and industries. Expansion of our existing product line and entry into new applications divert the use of our resources and systems, require additional resources that might not be available (or available on acceptable terms), may require regulatory approvals, result in new or increasing competition, could require longer implementation times or greater start-up expenditures than anticipated, and could otherwise fail to achieve the desired results in a timely fashion, if at all. These efforts could also require that we successfully commercialize new technologies in a timely manner, price them competitively and cost-effectively, and manufacture and deliver sufficient volumes of new products of appropriate quality on time. We could be unable to increase our sales and earnings by expanding our product offerings in a cost-effective manner, and we could fail to accurately predict future customer needs and preferences or to produce viable technologies. In addition, we could invest heavily in research and development of products that do not lead to significant revenue. Even if we successfully innovate and develop new products and product enhancements, we could incur substantial costs in doing so. In addition, promising new products could fail to reach the market or realize only limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, or uncertainty over third-party reimbursement.

International sales may comprise a significant portion of SteriLumen’s revenues and will be subject to risks associated with operating in domestic and international markets.

International sales may comprise a significant portion of SteriLumen’s revenue, and we intend to continue to pursue and expand our international business activities. Political and economic conditions outside the United States could make it difficult for us to increase our international revenue or to operate abroad. International operations are subject to many inherent risks, which could have a material adverse effect on our revenues and operating cash flow, including among others:

•	adverse changes in tariffs and trade restrictions;
•	political, social, and economic instability and increased security concerns;
•	fluctuations in foreign currency exchange rates;
•	longer collection periods and difficulties in collecting receivables from foreign entities;
•	exposure to different legal standards;
•	transportation delays and difficulties of managing international distribution channels;
•	reduced protection for our intellectual property in some countries;
•	difficulties in obtaining domestic and foreign export, import, and other governmental approvals, permits, and licenses, and compliance with foreign laws;
•	the imposition of governmental controls;
•	unexpected changes in regulatory or certification requirements;
•	difficulties in staffing and managing foreign operations; and
•	potentially adverse tax consequences and the complexities of foreign value-added tax systems.

We believe that international sales may represent a significant portion of SteriLumen’s revenue, and we intend to expand its international operations. In international markets where our sales are denominated in U.S. dollars, an increase in the relative value of the dollar against the currency in such markets could indirectly increase the price of our products in those markets and result in a decrease in sales. We do not currently engage in any transactions as a hedge against risks of loss due to foreign currency fluctuations. However, we could do so in the future.

SteriLumen’s collaborations with outside scientists and consultants may be subject to restriction and change.

SteriLumen works with scientists at academic and other institutions, and consultants who assist it in its research, development, and design efforts. These scientists and consultants have provided, and we expect that they will continue to provide, valuable advice on SteriLumen’s programs. These scientists and consultants are not our or SteriLumen’s employees, may have other commitments that would limit their future availability to SteriLumen and typically will not enter into non-compete agreements with SteriLumen. If a conflict of interest arises between their work for SteriLumen and their work for another entity, SteriLumen may lose their services. In addition, SteriLumen will be unable to prevent them from establishing competing businesses or developing competing products. For example, if a key scientist acting as a principal investigator in any of SteriLumen’s clinical trials identifies a potential product or compound that is more scientifically interesting to his or her professional interests, his or her availability to remain involved in its clinical trials could be restricted or eliminated.

SteriLumen has entered into or intends to enter into non-competition agreements with certain of SteriLumen’s employees. These agreements prohibit its employees, if they cease working for it, from competing directly against it or working for its competitors for a limited period. However, under current law, SteriLumen may be unable to enforce these agreements against certain of its employees and it may be difficult for it to restrict their competitors from gaining the expertise its former employees gained while working for it. If SteriLumen cannot enforce its employees’ non-compete agreements, it may be unable to prevent its competitors from benefiting from the expertise of its former employees.

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Risks Related to MunnWorks’ Business

The custom design decorative framed mirror supply market is highly competitive, and we may not be able to compete successfully.

MunnWorks operates within the highly competitive custom design decorative framed mirror supply market, which is characterized by competition from a number of other manufacturers. Competition is further intensified during economic downturns. MunnWorks competes with numerous large national and regional companies for, among other things, customers, raw materials and skilled management and labor resources. Purchase volumes have fluctuated substantially from time to time in the past, and we expect such fluctuations to occur from time to time in the future. Some of its competitors have greater financial, marketing and other resources than it does and, therefore, may be able to adapt to changes in customer preferences more quickly, devote more resources to the marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies than MunnWorks can.

In addition, some of our competitors may resort to price competition to sustain or gain market share and manufacturing capacity utilization, and MunnWorks may have to adjust the prices on some of its products to stay competitive, which could reduce its revenues. MunnWorks may not ultimately succeed in competing with other manufacturers and distributors in its market, which may have a material adverse effect on our business, financial condition or results of operations.

MunnWorks’ possible failure to develop new products or respond to changing consumer preferences and purchasing practices could have a material adverse effect on our business, financial condition or results of operations.

The custom design decorative framed mirror supply market is subject to changing consumer trends, demands and preferences. The uncertainties associated with developing and introducing new products, such as gauging changing consumer preferences and successfully developing, manufacturing, marketing and selling new products, could lead to, among other things, rejection of a new product line, reduced demand and price reductions for our products. If MunnWorks’ products do not keep up with consumer trends, demands and preference, it could lose market share, which could have a material adverse effect on our business, financial condition or results of operations.

Changes to the buying strategies of MunnWorks’ customers could also affect its ability to compete. Further, the volatile and challenging economic environment of recent years has caused shifts in trends, demands, preferences and purchasing practices and changes in the business models and strategies of its customers. Shifts in consumer preferences, which may or may not be long-term, have altered the quantity, type and prices of products demanded by the end-consumer and MunnWorks’ customers. If it does not timely and effectively identify and respond to these changing consumer preferences and purchasing practices, its relationships with our customers could be harmed, the demand for its products could be reduced and its market share could be negatively affected.

MunnWorks’ independent sales force may not be effective.

MunnWorks hires independent sales representatives who have primary responsibility for contacting existing and potential customers and are paid on a commission basis. While this sales model has proven successful in the past, to continue to be effective, sales representatives will need to continue to be extremely knowledgeable about MunnWorks’ products. However, these independent sales representatives may be selling products from different non-competitive sellers, which could prevent them from focusing on MunnWorks’ products and providing the required information to the customers, which could have a material adverse effect on our business, results of operations and financial condition.

MunnWorks’ business is highly dependent on its suppliers’ and any disruption in their operations could have a material adverse effect on our business, results of operations and financial condition.

MunnWorks’ operations will be dependent upon the continued ability of its suppliers to deliver components, raw materials, and finished products. Although many of its products are manufactured at our corporate headquarters in New York, many of its products are manufactured overseas. Any number of factors, including labor disruptions, catastrophic weather events, contractual or other disputes with suppliers, and supplier financial difficulties or solvency problems could disrupt its suppliers’ operations and lead to uncertainty in its supply chain or cause supply disruptions, which could, in turn, disrupt its operations. If MunnWorks experiences supply disruptions, it may not be able to develop alternate sourcing quickly. Any disruption of its production schedule caused by an unexpected shortage of systems, components, raw materials or parts even for a relatively short period of time could cause it to alter production schedules or suspend production entirely. If any such disruptions occur it could have a material adverse effect on our business, results of operations and financial condition.

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MunnWorks’ business is highly dependent on market perceptions of it and the quality of its products.

Market perceptions of MunnWorks’ business are very important to us, especially market perceptions of the quality of MunnWorks’ products. Because MunnWorks’ business is dependent on market perceptions, negative publicity associated or perceived to be associated with its business, products or product pricing could have a material adverse impact on our business, results of operations and financial condition.

Risks Related to Our Intellectual Property

If the patents that we own or license, or our other intellectual property rights, do not adequately protect our technologies, we could lose market share to our competitors and be unable to operate our business profitably.

Our future success depends, in part, on our ability to obtain and maintain patent protection for our products and technology, to preserve our trade secrets and to operate without infringing the intellectual property of others. We rely on patents to establish and maintain proprietary rights in our technology and products. We currently possess a number of issued patents and patent applications with respect to our products and technology. However, we cannot ensure that any additional patents will be issued, that the scope of any patent protection will be effective in helping us address our competition, or that any of our patents will be held valid if subsequently challenged. It is also possible that our competitors could independently develop similar or more desirable products, duplicate our products, or design products that circumvent our patents. The laws of foreign countries may not protect our products or intellectual property rights to the same extent as the laws of the United States. In addition, there have been recent changes in the patent laws and rules of the U.S. Patent and Trademark Office (“USPTO”), and there could be future proposed changes that, if enacted, have a significant impact on our ability to protect our technology and enforce our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitive position could be adversely affected, and there could be a material adverse effect on sales, cash collections, and our ability to meet operating cash flow requirements.

If third parties claim that we infringe their intellectual property rights, we could incur liabilities and costs and have to redesign or discontinue selling certain products, which could have a material adverse effect on our business, financial condition, and results of operations.

We face substantial uncertainty regarding the impact that other parties’ intellectual property positions will have on UV light applications. From time to time, we expect to continue to receive, notices of claims of infringement, misappropriation, or misuse of other parties’ proprietary rights. Some of these claims could lead to litigation. We may not prevail in any future intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. Any claims, with or without merit, could be time-consuming and distracting to management, result in costly litigation, or cause product shipment delays. Adverse determinations in litigation could subject us to significant liability and could result in the loss of proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. Additionally, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and we may not be able to obtain a license on acceptable terms, or at all.

Patent terms are limited and we may not be able to effectively protect our products and business.

Patents have a limited lifespan. In the U.S., the natural expiration of a patent is generally 20 years after it is filed. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. In addition, upon issuance in the U.S., the patent term may be extended based on certain delays caused by the applicant(s) or the USPTO. Even if we obtain effective patent rights for all our current patent applications, we may not have sufficient patent terms or regulatory exclusivity to protect our products, and our business and results of operations would be adversely affected.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in or right to compensation with respect to our patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. To the extent that our employees have not effectively waived the right to compensation with respect to inventions that they helped create, they may be able to assert claims for compensation with respect to our future revenue may be successful. As a result, we may receive less revenue from future products if such claims are successful which in turn could impact our future profitability.

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Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

As is the case with other equipment manufacturing companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involves both technological and legal complexity. Therefore, obtaining and enforcing patents is costly, time-consuming, and inherently uncertain. In addition, the U.S. has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. can be less extensive than those in the U.S. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the U.S. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the U.S. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Relating to Ownership of Our Securities

The public price of our Common Stock may be volatile, and could, following a sale decline significantly and rapidly.

The offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in the offering, or at all. Following this Offering, the public price of our common stock in the secondary market will be determined by private buy and sell transaction orders collected from broker-dealers.

We may not be able to maintain a listing of our Common Stock.

In order for our common stock to continue to be listed on Nasdaq, we must meet certain financial and liquidity criteria to maintain such listing. If we violate the maintenance requirements for continued listing of our common stock, our common stock may be delisted. In addition, our board may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from Nasdaq may materially impair our stockholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. In addition, the delisting of our common stock could significantly impair our ability to raise capital.

Our directors and officers beneficially own more than 50% of the voting power of our voting stock as of December 31, 2022, and will be able to exert a controlling influence over our business affairs and matters submitted to stockholders for approval.

Our directors and officers have voting control over more than 50% of our voting stock (which excludes 265,253 shares underlying options and warrants issued to the directors and officers, but does include 10,000 shares of the Company’s Super Voting Preferred Stock beneficially owned by Max Munn, our Chief Executive Officer, President and director , which is entitled to 1,000 votes per share (10,000,000 votes in aggregate) and votes with the common stock as a single class. As a result, our directors and officers will have control over all matters submitted to our stockholders for approval, including the election of directors, amendments to our certificate of incorporation and bylaws, the approval of any business combination and any other significant corporate transaction. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

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Our directors and officers may have interests different from yours.

We have not paid dividends on our Common Stock in the past and do not expect to pay dividends on our Common Stock in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our Common Stock and do not anticipate paying cash dividends on our Common Stock in the foreseeable future. We currently intend to retain any future earnings to support the development of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our Common Stock is limited by the terms of our Series A Perpetual Preferred Stock and may be limited by Delaware state law. Accordingly, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize a return on their investment.

The elimination of personal liability against our directors and officers under Delaware law and the existence of indemnification rights held by our directors, officers and employees may result in substantial expenses.

Our Amended and Restated Certificate of Incorporation and our Bylaws eliminate the personal liability of our directors and officers to us and our stockholders for damages for breach of fiduciary duty as a director or officer to the extent permissible under Delaware law. Further, our amended and restated certificate of incorporation and our Bylaws and individual indemnification agreements we have entered with each of our directors and executive officers provide that we are obligated to indemnify each of our directors or officers to the fullest extent authorized by the Delaware law and, subject to certain conditions, advance the expenses incurred by any director or officer in defending any action, suit or proceeding prior to its final disposition. Those indemnification obligations could expose us to substantial expenditures to cover the cost of settlement or damage awards against our directors or officers, which we may be unable to afford. Further, those provisions and resulting costs may discourage us or our stockholders from bringing a lawsuit against any of our current or former directors or officers for breaches of their fiduciary duties, even if such actions might otherwise benefit our stockholders, indemnification rights held by our directors, officers and employees may result in substantial expenses.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Company’s Certificate of Incorporation or the Bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above.

We believe these provisions benefit us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors, officers, employees and agents as it may limit any stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with us or our directors, officers, employees or agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our restated certificate of incorporation to be inapplicable or unenforceable in such action. If a court were to find the choice of forum provision contained in our restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

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Our revenues, operating results and cash flows may fluctuate in future periods and we may fail to meet investor expectations, which may cause the price of our Common Stock to decline.

Variations in our quarterly and year-end operating results are difficult to predict and our income and cash flows may fluctuate significantly from period to period, which may impact our board of directors’ willingness or legal ability to declare a monthly dividend. If our operating results fall below the expectations of investors or securities analysts, the price of our Common Stock could decline substantially. Specific factors that may cause fluctuations in our operating results include:

•	demand and pricing for our products and services;
•	introduction of competing products;
•	our operating expenses which fluctuate due to growth of our business; and
•	variable sales cycle and implementation periods for content and services.

The market price of our securities could be substantially affected by various factors.

The market price of our Common Stock could be subject to wide fluctuations in response to numerous factors. The price of the our Common Stock that will prevail in the market after this offering may be higher or lower than the offering price depending on many factors, some of which are beyond our control and may not be directly related to our operating performance.

These factors include, but are not limited to, the following:

•	trading prices of securities generally;
•	general economic and financial market conditions;
•	government action or regulation;
•	the financial condition, performance and prospects of us and our competitors;
•	changes in financial estimates or recommendations by securities analysts with respect to us or our competitors in our industry;
•	our issuance of preferred equity or debt securities; and
•	actual or anticipated variations in quarterly operating results of us and our competitors.

As a result of these and other factors, investors who purchase the Common Stock in this offering may experience a decrease, which could be substantial and rapid, in the market price of the Common Stock, including decreases unrelated to our operating performance or prospects.

You should consult your own independent tax advisor regarding any tax matters arising with respect to the securities offered in connection with this offering.

Participation in this offering could result in various tax-related consequences for investors. All prospective purchasers of the resold securities are advised to consult their own independent tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences relevant to the purchase, ownership and disposition of the resold securities in their particular situations.

We have not paid dividends on our common stock in the past and do not expect to pay dividends on our common stock in the future, and any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. We currently intend to use any future earnings to pay dividends on our Series A Preferred Stock and to support the development of our business and do not anticipate paying cash dividends on our common stock in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our common stock may be limited by Delaware state law. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

We will have broad discretion in using the proceeds of this offering and we may not effectively spend the proceeds.

We will use the net proceeds of this offering for general corporate purposes, including investments and acquisitions. We have not allocated any specific portion of the net proceeds to any particular purpose, and our management will have the discretion to allocate the proceeds as it determines. We will have significant flexibility and broad discretion in applying the net proceeds of this offering, and we may not apply these proceeds effectively. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds, and you will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

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Provisions of our Amended and Restated Certificate of Incorporation could delay or prevent the acquisition or sale of our business.

Our Amended and Restated Certificate of Incorporation permits our Board of Directors to designate new series of preferred stock and issue those shares without any vote or action by our stockholders. Such newly authorized and issued shares of preferred stock could contain terms that grant special voting rights to the holders of such shares that make it more difficult to obtain stockholder approval for an acquisition of our business or increase the cost of any such acquisition.

We expect that we will need to raise additional capital, and raising additional funds by issuing additional equity securities or with additional debt financing may cause dilution to shareholders or restrict our operations.

We expect that we will need to raise additional capital in the future. We may raise additional funds through public or private equity or debt offerings or other financings, as well as borrowings from banks or through the issuance of debt securities.

Any new debt financing we enter into may involve covenants that restrict our operations more than our current outstanding debt. These restrictive covenants could include limitations on additional borrowings and specific restrictions on the use of our assets, as well as prohibitions or limitations on our ability to create liens, pay dividends, receive distributions from our subsidiaries, redeem or repurchase our stock or make investments. These factors could hinder our access to capital markets and limit or delay our ability to carry out our capital expenditure plan or pursue other opportunities beyond the current capital expenditure plan. Further, we may incur substantial costs in pursuing any capital-raising transactions, including investment banking, legal and accounting fees. On the other hand, if we are unable to obtain capital when needed, on reasonable terms and in amounts sufficient to fund our obligations, expenses, capital expenditure plan and other strategic initiatives, we could be forced to suspend, delay or curtail these plans or initiatives or could default on our contractual commitments. Any such outcome could negatively affect our business, performance, liquidity and prospects.

The Series A Preferred Stock ranks junior to all of our indebtedness and other liabilities.

In the event of our bankruptcy, liquidation, dissolution or winding-up of our affairs, our assets will be available to pay obligations on the Series A Preferred Stock only after all of our indebtedness and other liabilities have been paid. The rights of holders of the Series A Preferred Stock to participate in the distribution of our assets will rank junior to the prior claims of our current and future creditors and any future series or class of preferred stock we may issue that ranks senior to the Series A Preferred Stock. Also, the Series A Preferred Stock effectively ranks junior to all existing and future indebtedness and to the indebtedness and other liabilities of any future subsidiaries. Our existing subsidiaries are, and future subsidiaries would be, separate legal entities and have no legal obligation to pay any amounts to us in respect of dividends due on the Series A Preferred Stock.

We have incurred and may in the future incur substantial amounts of debt and other obligations that will rank senior to the Series A Preferred Stock. If we are forced to liquidate our assets to pay our creditors, we may not have sufficient assets to pay amounts due on any or all of the Series A Preferred Stock then outstanding.

The Company’s ability to pay dividends and to meet its debt obligations largely depends on the performance of its subsidiaries and the ability to utilize the cash flows from those subsidiaries.

The Company is a holding company for SteriLumen and MunnWorks and has no material assets other than its equity interests in those subsidiaries. Therefore, the only current revenue source for future dividends on the Series A Preferred Stock is from its subsidiaries. SteriLumen is an early-stage designer and marketer of disinfection systems with limited operating history spanning from December 2016. As a result of the acquisition of the Akida assets, we expect that SteriLumen will have positive cash flow, but this cash flow combined with cash flows from MunnWorks may not be sufficient to pay dividends on the Series A Preferred Stock. Our utilization of cash has been and will continue to be highly dependent on SteriLumen’s product development programs and cash flow from Airocide and MunnWorks’ operations. Our cash expenses will be highly dependent on the product development programs SteriLumen chooses to pursue, the progress of these product development programs, the results of SteriLumen’s validation/marketing studies, the terms and conditions of SteriLumen’s contracts with service providers and manufacturing contractors, and the terms of recruitment of facilities in our validation/marketing studies.

In addition, the subsidiaries and any joint ventures or other entities accounted for as equity method investments are separate and distinct legal entities that are not obligated to pay dividends or make loans or distributions to the Company, whether to enable us to pay principal and interest on our debt, our other obligations or dividends on our Common Stock or preferred stock (including the Series A Preferred Stock offered hereby), and could be precluded from paying any such dividends or making any such loans or distributions under certain circumstances, including, without limitation, as a result of legislation, regulation, court order, contractual restrictions or in times of financial distress. The inability to access capital from our subsidiaries and entities accounted for as equity method investments as well from the capital markets could have a material adverse effect on the Company’s cash flows and financial condition and, on our ability, to pay dividends on the Series A Preferred Stock.

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The Series A Preferred Stock will be effectively subordinated to the obligations of our subsidiaries.

We are a holding company and conduct substantially all of our operations through our subsidiaries. Our right to receive any assets of any of our subsidiaries upon their liquidation, reorganization or otherwise, and thus the ability of a holder of our Series A Preferred Stock to benefit indirectly from such distribution, will be subject to the prior claims of the subsidiaries’ creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of those subsidiaries and any indebtedness of those subsidiaries senior to that held by us.

We must adhere to prescribed legal requirements and we must also have sufficient cash in order to be able to pay dividends on the Preferred Stock.

In accordance with Section 170 of the Delaware General Corporation Law (“DGCL”), we may only declare and pay cash dividends on the Series A Preferred Stock if we have either net profits during the fiscal year in which the dividend is declared and/or the preceding fiscal year, or a “surplus”, meaning the excess, if any, of our net assets (total assets less total liabilities) over our capital. If the capital of the Company, computed in accordance with Sections 154 and 244 of the DGCL, shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of the Company cannot declare and pay out of such net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired. We can provide no assurance that we will satisfy such requirements in any given year. Further, even if we have the legal ability to declare a dividend, we may not have sufficient cash to pay dividends on the Series A Preferred Stock. Our ability to pay dividends may be impaired if any of the risks described in this prospectus actually occur. Also, payment of our dividends depend upon our financial condition and other factors as our board of directors may deem relevant from time to time. We cannot assure you that our businesses will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay dividends on the Series A Preferred Stock.

The Series A Preferred Stock represents perpetual equity interests in us, and investors should not expect us to redeem the Series A Preferred Stock on any such date that the Series A Preferred Stock becomes redeemable by us or on any particular date afterwards.

The Series A Preferred Stock represents perpetual equity interests in us, and it has no maturity or mandatory redemption, is not redeemable at the option of investors under any circumstances. As a result, unlike our indebtedness, the Series A Preferred Stock will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A Preferred Stock may be required to bear the financial risks of an investment in the Series A Preferred Stock for an indefinite period of time.

We may redeem the Series A Preferred Stock on a date or dates determined in our sole discretion and the investor may not find a new investment with a comparable dividend or interest rate.

The Series A Preferred Stock will be a perpetual equity security. This means that it will have no maturity or mandatory redemption date and will not be redeemable at the option of the holders. We may, at our option, after July 16, 2022, redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time as we may determine in our sole discretion, for cash at a redemption price equal to $27.50 until July 16, 2026 and $25.00 thereafter. We may have an incentive to redeem the Series A Preferred Stock voluntarily if we can do so without paying the premium or if market conditions allow us to issue other preferred stock or debt securities at a rate that is lower than the dividend rate on the Series A Preferred Stock. If we redeem the Series A Preferred Stock, then from and after the redemption date, dividends will cease to accrue on shares of Series A Preferred Stock, the shares of Series A Preferred Stock shall no longer be deemed outstanding and all rights as a holder of those shares will terminate, except the right to receive the redemption price plus accumulated and unpaid dividends, if any, payable upon redemption. If we choose to redeem the Series A Preferred Stock, you may not be able to reinvest the redemption proceeds in a comparable security at an effective dividend or interest rate as high as the dividend payable on the Series A Preferred Stock.

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The conversion feature may not adequately compensate you, and the conversion and redemption features of the Series A Preferred Stock may make it more difficult for a party to take over our company and may discourage a party from taking over our company.

Upon the occurrence of a Delisting Event or Change of Control, holders of the Series A Preferred Stock will have the right (unless, prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, we have provided or provide notice of our election to redeem the Series A Preferred Stock) to direct the depositary to convert some or all of the Series A Preferred Stock into our common stock (or equivalent value of alternative consideration), and under these circumstances we will also have a special optional redemption right to redeem the Series A Preferred Stock. See “Description of Series A Preferred—Conversion Rights” and “—Special Optional Redemption.” Upon such a conversion, the holders will be limited to a maximum number of shares of our common stock equal to the Share Cap multiplied by the number of shares of Series A Preferred Stock converted. If the Common Stock Price is less than $4.67 (which is approximately 50% of the closing sale price per share of our common stock on July 12, 2021), subject to adjustment, the holders will receive a maximum of 5.353319 shares of our common stock per share of Series A Preferred Stock, which may result in a holder receiving value that is less than the liquidation preference of the Series A Preferred Stock. In addition, those features of the Series A Preferred Stock may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change of control of our company under circumstances that otherwise could provide the holders of our common stock and Series A Preferred Stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

The Series A Preferred Stock has not been rated.

We have not sought to obtain a rating for the Series A Preferred Stock, and the Series A Preferred Stock may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series A Preferred Stock or that we may elect to obtain a rating of the Series A Preferred Stock in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series A Preferred Stock in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series A Preferred Stock. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series A Preferred Stock. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series A Preferred Stock may not reflect all risks related to us and our business, or the structure or market value of the Series A Preferred Stock.

If Nasdaq delists the Series A Preferred Stock, investors’ ability to make trades in the Series A Preferred Stock could be limited.

Our Series A Preferred Stock is traded on the Nasdaq Capital Market under the symbol “AUVIP.” In order to continue to be listed on the Nasdaq Capital Market, we must meet and maintain certain financial, distribution, and share price levels. Generally, this means having a minimum number of publicly held shares of Series A Preferred Stock (generally 1,000,000 shares), a minimum market value (generally $5,000,000), a minimum net income from continuing operations (generally $750,000) and a minimum number of holders (generally 300 public holders). If we are also unable to meet the listing standards for the Nasdaq Capital Market, we may apply to have our Series A Preferred Stock quoted by OTC Markets. If we are unable to maintain listing for the Series A Preferred Stock on the Nasdaq Capital Market, the ability to transfer or sell shares of the Series A Preferred Stock will be limited and the market value of the Series A Preferred Stock will likely be materially adversely affected. Moreover, since the Series A Preferred Stock has no stated maturity date, investors may be forced to hold shares of the Series A Preferred Stock indefinitely while receiving stated dividends thereon when, as and if authorized by our board of directors and paid by us with no assurance as to ever receiving the liquidation value thereof.

The market for our Series A Preferred Stock may not provide investors with adequate liquidity.

Liquidity of the market for the Series A Preferred Stock depends on a number of factors, including prevailing interest rates, our financial condition and operating results, the number of holders of the Series A Preferred Stock, the market for similar securities and the interest of securities dealers in making a market in the Series A Preferred Stock. We cannot predict the extent to which investor interest in our Company will maintain a trading market in our Series A Preferred Stock, or how liquid that market will be. If an active market is not maintained, investors may have difficulty selling shares of our Series A Preferred Stock.

We are allowed to issue shares of other series of preferred stock that rank above or equal to the Series A Preferred Stock as to dividend payments and rights upon our liquidation, dissolution or winding up of our affairs without first obtaining the approval of the holders of our Series A Preferred Stock. The issuance of additional shares of Series A Preferred Stock and/or additional series of preferred stock could have the effect of reducing the amounts available to the Series A Preferred Stock upon our liquidation or dissolution or the winding up of our affairs. It also may reduce dividend payments on the Series A Preferred Stock if we do not have sufficient funds to pay dividends on all Series A Preferred Stock outstanding and other classes or series of stock with equal or senior priority with respect to dividends. Future issuances and sales of senior or pari passu preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for the Series A Preferred Stock and our Common Stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us.

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Market interest rates may materially and adversely affect the value of the Series A Preferred Stock.

One of the factors that will influence the price of the Series A Preferred Stock is the dividend yield on the Series A Preferred Stock (as a percentage of the market price of the Series A Preferred Stock) relative to market interest rates. Continued increase in market interest rates may lead prospective purchasers of the Series A Preferred Stock to expect a higher dividend yield (and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for dividend payments). Thus, higher market interest rates could cause the market price of the Series A Preferred Stock to materially decrease.

Holders of the Series A Preferred Stock may be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.”

Distributions paid to corporate U.S. holders of the Series A Preferred Stock may be eligible for the dividends-received deduction, and distributions paid to non-corporate U.S. holders of the Series A Preferred Stock may be subject to tax at the preferential tax rates applicable to “qualified dividend income,” only if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Additionally, we may not have sufficient current earnings and profits during future fiscal years for the distributions on the Series A Preferred Stock to qualify as dividends for U.S. federal income tax purposes. If the distributions fail to qualify as dividends, U.S. holders would be unable to use the dividends-received deduction and may not be eligible for the preferential tax rates applicable to “qualified dividend income.”  If any distributions on the Series A Preferred Stock with respect to any fiscal year are not eligible for the dividends-received deduction or preferential tax rates applicable to “qualified dividend income” because of insufficient current or accumulated earnings and profits, it is possible that the market value of the Series A Preferred Stock might decline.

A holder of Series A Preferred Stock has essentially no voting rights.

The holders of Series A Preferred Stock will not be entitled to vote on any matter that comes before our stockholders for a vote unless such vote is required by the DGCL. This means that, unless it is required by Delaware law, you will not have the right to participate in any decisions regarding or affecting our Company or your investment, including the election of directors or any extraordinary events, such as a merger, acquisition or other similar transaction. Decisions on those matters could be made in a manner that materially and adversely affects your interests. Our shares of the Super Voting Preferred Stock and our Common Stock are the only classes of our securities that carry full voting rights. See “Description of the Securities--Series A Preferred Stock—Voting Rights.”

Future issuances of preferred stock may reduce the value of the Series A Preferred Stock.

We may sell additional shares of preferred stock on terms that may differ from those of the Series A Preferred Stock. Such shares could rank on parity with or senior to the Series A Preferred Stock offered hereby as to dividends, voting or rights upon liquidation, winding up or dissolution. The creation and subsequent issuance of additional classes of preferred stock on parity with the Series A Preferred Stock, could dilute the interests of the holders of Series A Preferred Stock offered hereby. Any issuance of preferred stock that is senior to the Series A Preferred Stock would not only dilute the interests of the holders of Series A Preferred Stock offered hereby, but also could affect our ability to pay distributions on, redeem or pay the liquidation preference on the Series A Preferred Stock.

We have issued 1,250,000 shares of another series of preferred stock that ranks on parity with the Series A Preferred Stock and such issuance could impact our ability to pay dividends upon the Series A Preferred Stock and will dilute the payment of any liquidation proceeds to the Series A Preferred Stock.

We have issued 1,250,000 shares of 2% Series B Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”), which has a liquidation preference of $6.00 per share and ranks on parity with the Series A Preferred Stock. As long as any dividend payments on the Series B Preferred Stock that are due are not made, we will not be able make dividend payments on the Series A Preferred Stock. Additionally, because the Series B Preferred Stock rank on parity with the Series A Preferred Stock, upon a liquidation of the Company, holders of the Series A Preferred Stock and Holders of Series B Preferred Stock will be entitled to receive their pro rata portion of the liquidation proceeds available to the aggregate outstanding amount of Series A Preferred Stock and Series B Preferred Stock, which could result in the holders of the Sries A Preferred Stock receiving less liquidation proceeds than it otherwise be entitled to.

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If we are not paying full dividends on any future dividend parity stock, we will not be able to pay full dividends on the Series A Preferred Stock.

When dividends are not paid in full on outstanding shares of any class or series of our stock that ranks on a parity with the Series A Preferred Stock in the payment of dividends (“dividend parity stock”) for a dividend period, all dividends declared with respect to shares of Series A Preferred Stock and all shares of outstanding dividend parity stock for such dividend period shall be declared pro rata so that the respective amounts of such dividends declared bear the same ratio to each other as all accrued but unpaid dividends per share on the shares of Series A Preferred Stock and all shares of outstanding dividend parity stock for such dividend period bear to each other. Therefore, if we are not paying full dividends on any outstanding shares of dividend parity stock, we will not be able to pay full dividends on the Series A Preferred Stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties.

We lease and maintain our primary offices and manufacturing facility at 150 N. Macquesten Parkway, Mount Vernon, NY 10550, 185 Randolph Street, Brooklyn, NY 11237, and at 3625 Kennesaw North Industrial Pkwy NW, Kennesaw, GA. 30144. We do not currently own any real estate.

Item 3. Legal Proceedings

On February 25, 2022, James Doyle, a former Chief Operating Officer of the Company filed an arbitration claim against the Company for approximately $1.5 million plus attorneys’ fees and other costs with the American Arbitration Association in the State of New York for severance pay and other claims after being terminated by the Company for cause. The arbitration proceeding was initiated pursuant to the arbitration provision in Mr. Doyle’s employment agreement with the Company. The evidentiary hearing was conducted at the American Arbitration Association’s midtown offices on November 7 - 10, 2022.  Afterwards, the parties submitted post-hearing briefs.  On January 24, 2023, the arbitration panel issued a Partial Final Award, whereby the Panel denied five of the seven counts asserted by Doyle, and awarded him only $100,000 in severance pay plus $21,154 in unused vacation time plus 6,379 additional shares in the Company pursuant to the terms of his Employment Agreement.  Because Mr. Doyle was determined to be the prevailing party, the Panel awarded him his reasonable attorneys’ fees and expenses, which amounts are currently the subject of post-hearing briefing. The respective amounts have been recorded in the Company’s financial statements in S,G&A, interest expense, and accrued expenses.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We may in the future receive claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors. To date, we have not been made aware of any actual, pending or threatened litigation against the Company.

Item 4. Mine Safety Disclosures

Not applicable.

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PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock has been traded on the Nasdaq Capital Market under the symbol AUVI.

Holders

As of March 31, 2023, there were 24 stockholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, this number is not representative of the total number of beneficial owners of our stock.

Dividends

We have never paid cash dividends on our Common Stock and do not anticipate paying cash dividends on our Common Stock in the foreseeable future. We currently intend to retain any future earnings to support the development of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. In addition, our ability to pay dividends on our Common Stock is limited by the terms of our Series A Perpetual Preferred Stock and may be limited by Delaware state law. Accordingly, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize a return on their investment.

Recent Sales of Unregistered Securities

During the fiscal year ended December 31, 2022 we made the following unregistered sales of our securities:

On January 1, 2022 the Company issued in the aggregate 62,500 unvested shares of its Common Stock to its independent directors, which vest on January 1, 2023.

On January 1, 2022, the Company issued 50,000 shares of its Common Stock to Michael Riccio, Chief Financial Officer, pursuant to his employment agreement.

On March 31, 2022, there was a settlement of a dispute between the Company and the members of Old SAM Partners, LLC (SAM), formerly known as Scientific Air Management, LLC, regarding certain representations and warranties in the purchase agreement which resulted in a settlement and mutual release agreement whereby the seller agreed to relinquish any right, title, and interest in the previously issued 400,000 shares.

On April 11, 2022 the Company issued 75,000 shares of its Common Stock to John Andrews, Chief Executive Officer, pursuant to his employment agreement. Mr. Andrews resigned from the Company as of December 19, 2022, resulting in the cancellation of 59,035 of his unvested shares.

On May 17, 2022, the Company issued 10,000 shares of its Common to Stock to Joseph Luhukay, who was elected to the board of directors by the stockholders on May 17, 2022.

On May 17, 2022, the Company issued 10,000 shares of its Common to Stock to Monica Woo, who was elected to the board of directors by the stockholders on May 17, 2022.

On May 17, 2022, the Company cancelled 17,500 unvested shares of its Common Stock held by Joel Kanter, former Chairman of the Board, who was not re-elected by the stockholders.

On May 17, 2022, the Company cancelled 17,500 unvested shares of its Common Stock held by Alastair Clemow, former director, who resigned from the board as of May 17, 2022.

On May 17, 2022, the Company cancelled 17,500 unvested shares of its Common Stock held by Eugene Bauer, former director, who resigned from the board as of May 17, 2022.

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The foregoing issuances were exempt from registration under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information concerning grants of option awards pursuant to employees, directors, consultants and other independent contractors during the year ended December 31, 2022:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	895,000	$3.12	1,605,000
Equity compensation plans not approved by security holders(2)	105,028	7.75	—
Total	1,000,028	$3.61	—

(1)	The Applied UV, Inc. 2020 Omnibus Incentive Plan (the “Plan”) permits grants of equity awards to employees, directors, consultants and other independent contractors. Our board of directors and shareholders have approved a total reserve of 2,500,000 shares for issuance under the Plan.

(2)	Includes 103,278 options granted to Max Munn pursuant his employment contract.

Transfer Agent

The transfer agent for the common stock is Vstock Transfer LLC, 18 Lafayette Place, Woodmere, New York, telephone (212) 828-8436.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. [Reserved].

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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Applied UV, Inc. (“AUVI”) is a leading sales and marketing company that develops, acquires, markets and sells proprietary surface and air disinfection technology focused on Improving Indoor Air Quality (IAQ), specialty LED lighting and luxury mirrors and commercial furnishings, all of which serves clients globally in the healthcare, commercial & public venue, hospitality, food preservation, cannabis, education, and winery vertical markets.

With its established strategic manufacturing partnerships and alliances including Canon, Acuity, Johnson Controls, USHIO, Siemens, Grainger, and a global network of 89 dealers and distributors in 52 countries, 47 manufacturing representatives, and 10 US based internal sales representatives, AUVI offers a complete suite of products through its two wholly owned subsidiaries - SteriLumen, Inc. (“SteriLumen”) and Munn Works, LLC (“MunnWorks”).

SteriLumen, AUVI’s subsidiary, owns, brands, and markets a portfolio of research backed and clinically proven products utilizing advanced UVC Carbon, Broad Spectrum UVC LED’s, and Photo-catalytic oxidation (PCO) pathogen elimination technology, branded as Airocide ™, Scientific Air™, Airoclean™ 420, Lumicide™, PUROAir, PUROHealth, PURONet, and LED Supply Company.   Sterilumen’s proprietary platform suite of patented surface and air technologies offers one of the most complete pathogen disinfection platforms including mobile, fixed, and HVAC systems and software solutions interconnecting its entire portfolio suite into the IoT, allowing customers to implement, manage and monitor IAQ measures recommended by the EPA across any enterprise. Additionally, the Lumicide™ platform applies the power of ultraviolet light (UVC) to destroy pathogens automatically, addressing the challenge of healthcare-acquired infections (“HAI’s) in several patented designs for infection control in healthcare. LED Supply Company is a full-service, wholesale distributor of LED lighting and controls throughout North America. MunnWorks manufactures and sells custom luxury and electrified mirrors and superior furnishings for the hospitality industry.

Our global list of Fortune 100 end users including Kaiser Permanente, NY Health+Hospitals, MERCY Healthcare, University of Chicago Medical, Baptist Health South Florida, New York City Transit, Samsung, JB Hunt, Boston Red Sox’s Fenway Park, JetBlue Park, France’s Palace of Versailles, Whole Foods, Del Monte Foods, U.S. Department of Veterans Affairs, Marriott, Hilton, Four Seasons and Hyatt, and more. For information on Applied UV, Inc., and its subsidiaries, please visit https://www.applieduvinc.com

Air Disinfection Solutions & LED Lighting: Airocide, Scientific Air, PURO and LED Supply Co.

In February of 2021, the Company acquired all the assets and assumed certain liabilities of Akida Holdings, LLC (“Akida”). At the time of the acquisition, Akida owned the Airocide™ system of air purification technologies, originally developed for NASA with assistance from the University of Wisconsin at Madison, that uses a combination of UVC and a proprietary, titanium dioxide based photocatalyst that has helped to accelerate the reopening of the global economy with applications in the hospitality, hotel, healthcare, nursing home, grocer, wine, commercial building and retail sectors. The Airocide™ system has been used by brands such as NASA, Whole Foods, Dole, Chiquita, Opus One, Sub-Zero Refrigerators and Robert Mondavi Wines. Akida had contracted KES Science & Technology, Inc. (“KES”) to manufacture, warehouse and distribute the Airocide™ system and Akida’s contractual relationship with KES was assigned to and assumed by the Company as part of the acquisition.

On September 28, 2021, the Company acquired all the assets and assumed certain liabilities of KES. At the time of the acquisition, KES was principally engaged in the manufacturing and distribution of the Airocide™ system of air purification technologies and misting systems. KES also had the exclusive right to the sale and distribution of the Airocide™ system in certain markets. This acquisition consolidated all of manufacturing, sale and distribution of the Airocide™ system under the SteriLumen brand and expanded the Company’s market presence in food distribution, post-harvest produce, wineries, and retail sectors. The Company sells its products throughout the United States, Canada, and Europe.

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The Airocide™ system of air purification technologies, originally developed for the National Aeronautics and Space Administration (“NASA”) with assistance from the University of Wisconsin at Madison, uses a combination of UVC and a proprietary, titanium dioxide based photocatalyst to eliminate airborne bacteria, mold, fungi, viruses, volatile organic compounds and many odors. The core Airocide™ technology has been in use on the International Space Station and is based on photo-catalytic oxidation (PCO), a bioconversion process that continuously converts damaging molds, microorganisms, dangerous pathogens, destructive volatile organic chemicals (VOCs) and biological gasses into harmless water vapor. Unlike other air purification systems that provide “active” air cleaning, ozone producing systems, ionization or “photo-electrochemical oxidation”, Airocide’s™ nanocoating technology permanently bonds titanium dioxide to the surface of the catalytic bed. This permits the perpetual generation of surface-bound (OH-) radicals over the large surface area created by their advanced geometric design and prevents the generation and release of ozone and other harmful byproducts. The proprietary formulation and methods for creating the catalyst are the basis of Airocide’s™ competitive advantage, making it the only consistently robust, highly effective, ozone free PCO technology on the market. Airocide™ has been tested over the past 12 years by governmental agencies such as NASA, the National Renewable Energy Laboratory, independent universities including the University of Wisconsin, Texas Tech University, and Texas A&M, as well as air quality science laboratories. Airocide™ technology is listed as a FDA Class II Medical Device, making it a suitable for providing medical grade air purification in critical hospital use cases. Airocide™ Product lines include APS (consumer units), the GCS and HD lines (commercial units that will include the Sterilumen App to bring connectivity, reporting and asset management to our suite of products). The APS series provides true choice, low maintenance filter-less PCO or a filtered PCO air purification option ideal for restaurants, conference rooms, residential and small business or home office spaces. The GCS series is suitable for larger public spaces and enclosed rooms that may have high occupancy such as offices, waiting rooms and hotel lobbies, and airport gate areas. The HD series is the most powerful, providing two-stage purification for fast sanitization of larger or industrial spaces such as sporting venues and locker rooms, airports, museums, winery cellars, warehouses, and food-processing facilities. All Airocide™ products also extend the life of any perishables like fruit, produce or flowers.

On October 13, 2021, we acquired substantially all of the assets of Old SAM Partners, LLC F/K/A Scientific Air Management, LLC (“Old SAM”), which owned a line of air purification technologies (“Scientific Air”). The Scientific Air product line uses a combination of UVC and a proprietary, patented system to eliminate airborne bacteria, mold, fungi, viruses, volatile organic compounds, and many odors without producing any harmful by-products. Scientific Air’s products are well suited for larger spaces within a facility due to the higher air flow of these units. The units are also mobile with industrial grade casters, allowing for movement throughout a facility to address increased bio burden from larger meetings or increased human traffic. Both of these key items extend our Airocide™ line, creating a comprehensive air disinfection portfolio that spans from small to large spaces and mobile applications. Scientific Air’s products are currently sold predominantly in North America and into the healthcare market.

PURO Lighting

On January 26, 2023 we closed on the merger agreement with PURO Lighting LLC and LED Supply Co. LLC along with its operating subsidiaries (“PURO merger”). PURO and LED Supply Co. own a powerful suite of products used in education, government, and healthcare that incorporates UV Lighting and a HVAC monitoring software platform; LED Supply Co. provides design, distribution, and implementation services for lighting, controls and smart building technologies.

PURO Lighting was founded in 2019 with the goal of using light technology to promote health and wellness within spaces. Today PURO provides a suite of UV disinfection systems that have the ability to disinfect air and surfaces in commercial and industrial spaces. They focus their sales efforts in three primary verticals: Education, Government, and Healthcare.  The acquisition of Puro Lighting, LLC adds PUROHealth and PURONet - a powerful suite of products used in healthcare that incorporates UV Lighting and a HVAC monitoring software platform. With their UL listed and patented portfolio of independently tested (Resonova Labs) synergistic surface and air disinfection technologies that help facility managers protect against multiple pathogens, PURO opens new opportunities for cross marketing sales to existing distribution channels. Additionally, the potential to inter-connect our entire portfolio of disinfection technology solutions into the IoT will provide our customers with both products and smart tools to manage and monitor indoor air quality (IAQ) across any enterprise. Applied UV’s proprietary platform suite of patented technologies offers the most complete pathogen disinfection platform including mobile, fixed and HVAC systems and solutions allowing companies to implement the IAQ measures recommended by the EPA.  PURO boast a strong domestic sales network with reps in 43 states, and distribution in all 50 states.  Their product offerings encompass a range of innovative solutions, including UVC systems for air handling, in-room continuous disinfection using cutting-edge Far-UVC technology, and specialized surface disinfection solutions designed specifically for the healthcare industry.

The Puro merger further positions the Company to address a growing air disinfection market trend that aligns with the White House “Clean Air Initiatives” implemented during the height of the COVID 19 Pandemic designed to protect consumers and businesses against existing and future airborne pathogens allowing economies globally to remain open. The merged entities have proven applications that can now be included in improving indoor air quality (IAQ) at the facility level including HVAV systems in public, government, municipal, retail spaces and buildings. The Puro merger positions Applied UV to be one of the only companies in the world to offer a complete air and surface disinfection platform that includes consumer, fixed and mobile, and commercial applications that are research backed, clinically tested and that are used by global Fortune 100 end users in multiple verticals.

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LED Supply Company

Founded in 2009, LED Supply Company is a national, Colorado-based company that provides design, distribution, and implementation services for lighting, controls and smart building technologies. LED Supply Co continues to expand their market reach with a focus on new types of energy efficiency and sustainable technologies. Along with its robust e-commerce component, LED Supply Company has recently taken the next step in revenue growth by repositioning itself as a preferred supplier for not only the latest in LED technologies, but the source for emerging technologies and product categories that the construction and retrofit market need; from electric vehicle charging to smart home technology, emergency and safety equipment, and much more.

We see a number of bidirectional synergies across our entire air and surface disinfection portfolio. First, we look to leverage Airocide’s global distribution capabilities to facilitate the sale of Scientific Air’s and PURO Lightings’ offerings internationally. Second, we look to leverage PURO Lightings’ strength in healthcare to pull through existing Airocide™ units, creating a broad healthcare product line, from small clinics, patient rooms and doctor’s offices to larger spaces such as nursing stations, waiting rooms and cafeterias. Third, we look to leverage the national MunnWorks hospitality reach with leading luxury hotel chain operators to pull through our entire air and surface disinfection portfolio (Airocide™ and Lumicide™) as well as PURO Lightings’ offerings into future hotel, condo and other renovation, upgrade and remodeling projects. Fourth, the Company will look to work with Canon Virginias’ (CVI) extensive field support team to promote the sale of the Companys’ products as well as service capabilities.  Finally, we look to incorporate the PUROAir, PUROHealth and PURONet  (a powerful suite of products used in healthcare that incorporates UV Lighting and a HVAC monitoring software platform) into our IoT integration plans via the Sterilumen App across our entire platform connecting all our units, thereby creating a leading smart asset management, reporting, and control system tool that can be incorporated across all enterprises.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

•	our ability to acquire new customers or retain existing customers;
•	our ability to offer competitive product pricing;
•	our ability to broaden product offerings;
•	industry demand and competition; and
•	market conditions and our market positions

Results of Operations

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

	Year Ended December 31, 2022				Year Ended December 31, 2021
	Hospitality	Disinfection	Corporate	Total	Hospitality	Disinfection	Corporate	Total
Net Sales	$13,639,370	$6,500,479	$—	$20,139,849	$5,943,664	$5,723,915	$—	$11,667,579
Cost of Goods Sold	12,375,645	3,725,910	—	16,101,555	4,488,652	3,080,541	—	7,569,193
Gross Profit	1,263,725	2,774,569	—	4,038,294	1,455,012	2,643,374	—	4,098,386
Research and development	—	319,167	—	319,167	—	53,408	—	53,408
Loss on impairment of goodwill	—	6,993,075	—	6,993,075	—	—	—	—
Selling, General and Administrative	4,351,932	7,680,551	2,771,585	14,804,068	2,281,460	6,110,206	2,950,046	11,341,712
Total Operating expenses	4,351,932	14,992,793	2,771,585	22,116,310	2,281,460	6,163,614	2,950,046	11,395,120
Operating Loss	(3,088,207)	(12,218,224)	(2,771,585)	(18,078,016)	(826,448)	(3,520,240)	(2,950,046)	(7,296,734)
Other Income
Change in Fair Market Value of Warrant Liability	—	—	58,276	58,276	—	—	66,862	66,862
Interest expense	—	—	(290,341)	(290,341)	—	—	—	—
Gain on settlement of contingent consideration	—	—	1,700,000	1,700,000	—	—	—	—
Loss on change in contingent consideration	—	—	(240,000)	(240,000)	—	—	(574,000)	(574,000)
Forgiveness of paycheck protection program loan	—	—	—	—	—	—	296,827	296,827
Other income	—	—	274,764	274,764	—	—	24,871	24,871
Total Other Income (Expense)	—	—	1,502,699	1,502,699	—	—	(185,440)	(185,440)
Loss Before Provision for Income Taxes	(3,088,207)	(12,218,224)	(1,268,886)	(16,575,317)	(826,448)	(3,520,240)	(3,135,486)	(7,482,174)
Provision for Income Taxes	—	—	—	—	—	—	(91,819)	(91,819)
Net Loss	$(3,088,207)	$(12,218,224)	$(1,268,886)	$(16,575,317)	$(826,448)	$(3,520,240)	$(3,043,667)	$(7,390,355)
Non-GAAP Financial Measures
Adjusted EBITDA
Operating Loss	$(3,088,207)	$(12,218,224)	$(2,771,585)	$(18,078,016)	$(826,448)	$(3,520,240)	$(2,950,046)	$(7,296,734)
Depreciation and Amortization	321,973	1,815,868	77,600	2,215,441	31,205	915,539	—	946,744
Loss on impairment of goodwill	—	6,993,075	—	6,993,075	—	—	—	—
Stock based compensation	194,458	133,012	392,932	720,402	290,706	229,898	1,029,183	1,549,787
Adjusted EBITDA	$(2,571,776)	$(3,276,269)	$(2,301,053)	$(8,149,098)	$(504,537)	$(2,374,803)	$(1,920,863)	$(4,800,203)

37

Adjusted EBITDA

The Company utilizes Adjusted EBITDA, a non-GAAP financial measure, to assist in analyzing our segment operating performance by removing the impact of certain key items that management believes do not directly reflect our underlying operations. In addition, we consider certain non-GAAP (or “adjusted”) measures to be useful to management and investors evaluating our operating performance for the periods presented, and provide a tool for evaluating our ongoing operations, liquidity, and management of assets. This information can assist investors in assessing our financial performance and measures our ability to generate capital. These adjusted metrics are consistent with how management views our business and are used to make financial, operating and planning decisions. These metrics, however, are not measures of financial performance under GAAP and should not be considered a substitute for revenues, operating income, net income (loss), earnings (loss) per share (basic and diluted) or net cash from operating activities as determined in accordance with GAAP.  Adjusted EBITDA is defined as Operating Profit (Loss), excluding Depreciation and Amortization, and excluding Stock Based Compensation and Loss on Impairment of Goodwill/Intangible Assets. Adjusted EBITDA was a loss of $8.1 million for the year ended December 31, 2022, which was an increase of $3.3 million as compared to the year ended December 31, 2021. By segment, Hospitality decreased $2.1 million primarily due to lower gross profit on the completion of projects that were in process when the Company acquired the assets of VisionMark; Disinfection decreased $0.9 million primarily due to the increase in S,G&A from the asset acquisitions of KES and SciAir in late Q3/early Q4 2021; and Corporate decreased $0.3 million primarily due to an increase in professional fees.

Segments

The Company has three reportable segments: the design, manufacture, assembly and distribution of a suite of air (fixed and mobile) and surface disinfecting systems for use in healthcare, hospitality, food preservation, education, and winery vertical markets (Disinfection segment); the manufacture of fine mirrors and custom furniture specifically for the hospitality and retail industries (Hospitality segment); and the Corporate segment, which includes expenses primarily related to corporate governance, such as board fees, legal expenses, audit fees, executive management, and listing costs. See NOTE 14 – Segment Reporting.

Net Sales

Net sales of $20.1 million represented an increase of $8.5 million, or 72.6% for the year ended December 31, 2022 as compared to net sales of $11.6 million for the year ended December 31, 2021. This increase was primarily attributable to the Hospitality segment, with sales of $13.6 million, representing an increase of $7.7 million or 129.5% as compared to 2021. This was largely due to the VisionMark asset acquisition, accounting for $6.0 million of the increase, plus the increase in sales in the base MunnWorks business of $1.7 million, or 28.5%. The Hospitality segment is currently experiencing a rebound in the markets it serves due to hotels resuming their scheduled upgrade, remodel and repair and maintenance activities that were postponed due to the Covid-19 pandemic and subsequent closing of the US economy. The Disinfection segment had sales of $6.5 million in 2022, which represented a 13.6% increase over 2021. The rate of growth was lower than expected as the Disinfection markets have not yet rebounded from the initial “buy-in” during the early stages of the Covid-19 pandemic. Additionally, due to macro market shifts, the Company saw major global trends towards end-to-end systems across entire facilities that include software monitoring capabilities. This allows facilities to implement standards included in the current Environmental Protection Administration’s (EPA) “Clean The Air” initiatives and guidelines announced in early 2022. These guidelines set the standards that are focused on improving Indoor Air Quality (IAQ), including indoor air ventilation and HVAC systems in all public spaces. With these shifting macro trends the Company altered its marketing, merger and acquisition, and research and development activities to address these changes. Additionally, the Company accelerated its Internet of Things (IoT) development, manufacturing processes, and next generation product development roadmap. The PURO merger, coupled with the strategic manufacturing partnership with Canon, further addresses this shift in focus.

Gross Profit

Gross profit was $4.0 million, which was 20.1% of sales for the year ended December 31, 2022 as compared to $4.1 million, which is 35.1% of sales for the year ended December 31, 2021. Gross profit as a percentage of sales decreased primarily due to the higher sales mix of the Hospitality segment. The Hospitality segment’s sales for the year ended December 31, 2022 were 67.7% of AUVI’s total as compared to 50.9% for the year ended December 31, 2021. Additionally, the Hospitality segment’s gross profit as a percentage of sales decreased from 24.5% for the year ended December 31, 2021 to 9.3% for the year ended December 31, 2022, largely as a result of the lower gross profit on the completion of projects that were in process when the Company acquired the assets of VisionMark, which was a non-recurring event. The Company is focused on streamlining both manufacturing and distribution operations across both segments.

38

Operating Expenses

Selling, General, and Administrative – S,G&A costs were $14.8 million for the year ended December 31, 2022, which represented an increase of $3.5 million as compared to the year ended December 31, 2021. This increase was driven primarily by the asset acquisitions of VisionMark in the Hospitality segment in Q1 2022 and the asset acquisitions of KES and SciAir in the Disinfection segment at the end of Q3/beginning of Q4 2021: payroll and sales commission costs increased $1.5 million; amortization costs increased $1.0 million; marketing increased $0.4 million; professional fees increased $0.3 million; rent increased $0.3 million. The Company anticipates efficiency gains in the coming year as all three acquisitions have been fully integrated and synergies are being leveraged.

Loss on Impairment of Goodwill and Intangibles – The Company determined that a triggering event had occurred as a result of a settlement agreement with Scientific Air. A quantitative impairment test on the goodwill determined that the fair value was below the carrying value and as a result the Company recorded a full non-cash goodwill impairment charge of $1.1 million on the Consolidated Statements of Operations for the year ended December 31, 2022. Subsequently, as of December 31, 2022, we evaluated potential triggering events that might be indicators that other Scientific Air intangibles were impaired. We saw a significant decrease in the number of orders and demand of our Scientific Air product lines. As a result of this impact due to the shifting market trends described above in the Net Sales commentary, an additional non-cash impairment on intangibles of $5.9 million was also recorded in the Consolidated Statements of Operations for the year ended December 31, 2022.

Other Income (Expense)

On March 31, 2022, there was a dispute between the Company and Scientific Air (“Old SAM Partners”) regarding certain representations and warranties in the purchase agreement which resulted in a settlement and mutual release agreement where Old SAM Partners agreed to relinquish such Partner’s right, title, and interest in the previously issued 400,000 shares of AUVI common stock that were part of the consideration in the original asset acquisition. The Company recorded a loss on change in fair market value of contingent consideration of $0.24 million, and as a result of the settlement, the Company recorded a gain on settlement of $1.7 million during the year ended December 31, 2022. The company had previously recorded a loss on contingent consideration of $0.57 million for the year ended December 31, 2021 as a result of the decrease in our stock price from the date of acquisition of SciAir and the reporting date.

Other Income includes $0.2 million in the year ended December 31, 2022 for the Employee Retention Tax Credit and $0.3 million in the year ended December 31, 2021 for the Paycheck Protection Program loan forgiveness.

Net Loss

The Company recorded a net loss of $16.6 million for the year ended December 31, 2022, compared to a net loss of $7.4 million for the year ended December 31, 2021. The increase of $9.2 million in the net loss was mainly due to the non-cash Loss on Impairment of Goodwill/Intangibles of $7.0 million and an increase in S,G&A costs of $3.5 million as explained above.

Liquidity and Capital Resources

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

Net cash used in operating activities	$(8,736,350)	$(6,997,970)
Net cash used in investing activities	(176,280)	(14,589,362)
Net cash provided by financing activities	2,878,959	18,597,558
Net decrease in cash and cash equivalents	(6,033,671)	(2,989,774)
Cash and cash equivalents at beginning of year	8,768,156	11,757,930
Cash, restricted cash, and cash equivalents at end of year	2,734,485	8,768,156

In the year ended December 31, 2022, net cash used in operating activities was $8.7 million, as compared to $7.0 million in the year ended December 31, 2021. The increase in net cash used of $1.7 million was due mainly to the increase in the net loss of $2.7 million, after adjusting for non-cash items, plus an increase in inventory of $3.7 million, offset by an increase in deferred revenue of $3.9 million and a decrease in vendor deposits of $0.9 million. The increase in inventory is mainly due to the increase in VisionMark inventory of $1.4 million and an increase in Airocide inventory of $1.6 million, partly due to the increase in Consumer units in anticipation of planned marketing programs, and partly due to the securing of product in advance to mitigate any risks associated with the transition to Canon manufacturing.

39

In the year ended December 31, 2022, net cash used in investing activities was $0.2 million as compared to $14.6 million in the year ended December 31, 2021. The decrease of $14.2 million was due primarily to the acquisitions made during 2021: Akida $0.76 million, KES $4.3 million, and Scientific Air $9.5 million, for a total of $14.56 million, as compared to the VisionMark acquisition in March 2022, which only required a payment of ten dollars ($10), in addition to assuming certain liabilities.

In the year ended December 31, 2022, cash provided by financing activities was $2.9 million as compared to $18.6 million in the year ended December 31, 2021. The major financing activities that provided cash for the year ended December 31, 2022 was cash received from the net proceeds of the common stock over-allotment on January 5, 2022 of $1.1 million, plus net proceeds of $0.9 million from the issuance of shares under the ATM (At the Market) sales agreement with Maxim Group. In the year ended December 31, 2021, the Company received net proceeds of $12.3 million from the July 2021 preferred stock offering and $7.0 million form the December, 2021 common stock offering.

The Company believes our sources of liquidity and capital will be sufficient to finance our continued operations and growth strategies. On July 1, 2022, the Company filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission to register and aggregate $50.0 million of securities which may be issued in the form of common stock, preferred stock, warrants, debt securities, rights or units.  Such securities will be offered pursuant to the base prospectus contained in the shelf registration statement and a prospectus supplement that will be prepared and filed at the time of any offering.  Also, included in the registration statement was a second prospectus which provides for the issuance of $9.0 million of the Company’s common stock in At-The-Market (ATM) transactions pursuant to an equity distribution agreement dated July 1, 2022 between the Company and Maxim Group LLC, as sales agent. As of December 31, 2022, 804,811 shares have been sold via the ATM for gross proceeds of $0.9 million. As of March 31, 2023, and additional 1,764,311 shares have been sold for gross proceeds of $2.3 million, leaving a balance of $5.7 million on the ATM facility. The shelf registration statement will expire on July 12, 2025.

In December 2022, the Company entered into a Loan and Security Agreement, or (the “Loan Agreement”), with Pinnacle Bank, which provides for a $5,000,000 secured revolving credit facility (the “Loan Facility”). The loan is subject to a maximum advance rate of up to 85% of net face amount of eligible accounts, plus the lessor a) of the sum of 20% of the aggregate eligible inventory value of raw materials and 35% of the aggregate eligible inventory value of finished goods, b) $1 million, c) 80% of the net orderly liquidation value of raw materials and finished goods, or d) 100% of the aggregate outstanding principal amount of advances. In no event shall the aggregate amount of the outstanding advances under the Loan Facility be greater than $5 million. The loan matures on December 9, 2024. The principal amount of outstanding revolving loan, together with accrued and unpaid interest, is due on the maturity date.

The loan accrues interest at a 1.50% margin above the greater of the prime rate or 4.00%. The interest margin is increased to 2.00% in respect to the advances against eligible inventory. If the Company fails to perform any covenant, term or provision of the Loan Agreement, then interest shall accrue at the rate of 6.0% above the interest rate. If after the occurrence of an event of default and the loan is not paid in full by the maturity date, the loan shall bear interest at the rate of 18.0% above the interest rate.

Obligations under the Loan Agreement are secured by all of the Company’s assets. On the effective date the Company paid a loan fee of 2% of the amount of the Loan Facility and will be required to pay a loan fee of 1.5% of the amount of the Loan Facility annually thereafter.

The Loan Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the Company and the Subsidiaries, including, without limitation, restrictions on liens, indebtedness, fundamental changes, capital expenditures, consignments of inventory and distributions.

The Loan Agreement contains customary events of default, including, without limitation, payment defaults, covenant defaults, breaches of certain representations and warranties, certain events of bankruptcy and insolvency, certain events under ERISA and judgments. If an event of default occurs and is not cured within any applicable grace period or is not waived, the Lender is entitled to take various actions, including, without limitation, the acceleration of amounts due thereunder and termination of commitments under the Loan Facility.

There were no borrowings outstanding under the Loan Facility as of December 31, 2022.

On January 25, 2023, (the “Execution Date”) the Company executed a Redeemable Promissory Note with Streeterville Capital, LLC (the “Investor”) in the amount of $2,807,500 (the “Note”). The Note matures eighteen (18) months from its issuance date of January 25, 2023 and bears interest at 8% per annum on the outstanding principal balance of the Note. The original principal balance of the Note is $2,500,000, plus debt issuance costs of $345,000. Beginning on July 25, 2023, the Investor shall have the right in any month to cause the Company to redeem up to $247,500 of the principal amount of the Note in such month. The Company may elect, in its sole discretion, to redeem such portions of the Note in cash or in its common stock or in any combination thereof. If redemptions are made by the Company with its common stock, such stock will be valued at 87.5% of the Nasdaq Minimum Price. The Company may not redeem the Note with its common stock if at the time of such redemption there is an Equity Condition Failure. It is the intention of the Company to make all Note redemption payments in cash and not in stock. Beginning on July 25, 2023, all cash redemptions will be subject to a ten percent (10%) redemption premium. The Company may pay all or any portion of the outstanding balance on or before one hundred five (105) days from the Execution Date without a prepayment penalty; if paid after one hundred five (105) days, the Company will be subject to a 10% prepayment premium.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The Company is a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and is not required to provide the information required under this item.

40

Item 8. Financial Statements and Supplementary Data.

Applied UV, Inc. and Subsidiaries

Index to the Consolidated Financial Statements

December 31, 2022 and 2021

41

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Applied UV, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Applied UV, Inc. and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

/s/ Mazars USA LLP

We have served as the Company’s auditor since 2021.

Fort Washington, PA

March 31, 2023

42

Applied UV, Inc. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2022 and 2021

	2022	2021
Assets
Current Assets
Cash and cash equivalents	$2,734,485	$7,922,906
Restricted cash	—	845,250
Accounts receivable, net of allowance for doubtful accounts	1,508,239	986,253
Costs and estimated earnings in excess of billings	1,306,762	—
Inventory, net	5,508,086	1,646,238
Vendor deposits	75,548	992,042
Prepaid expense and other current assets	1,187,223	419,710
Total Current Assets	12,320,343	12,812,399

Property and equipment, net of accumulated depreciation	1,133,468	196,611
Goodwill	3,722,077	4,809,811
Other intangible assets, net of accumulated amortization	11,354,430	18,976,556
Other assets	153,000	—
Right of use assets	4,044,109	1,730,615
Total Assets	$32,727,427	$38,525,992

Liabilities and Stockholders’ Equity

Current Liabilities
Accounts payable and accrued expenses	$2,982,760	$1,642,108
Contingent Consideration	—	1,460,000
Deferred revenue	4,730,299	788,776
Due to landlord (Note 2)	229,234	—
Warrant liability	9,987	68,263
Financing lease obligations	33,712	7,671
Operating lease liability	1,437,308	389,486
Notes payable	2,098,685	97,500
Total Current Liabilities	11,521,985	4,453,804
Long-term Liabilities
Due to landlord-less current portion (Note 2)	393,230	—
Notes payable- less current portion	765,144	60,000
Financing lease obligations-less current portion	158,070	—
Operating lease liability-less current portion	2,655,103	1,346,428
Total Long-Term Liabilities	3,971,547	1,406,428
Total Liabilities	15,493,532	5,860,232

Stockholders’ Equity
Preferred stock, Series A Cumulative Perpetual, $0.0001 par value, 19,990,000 shares authorized, 552,000 shares issued and outstanding as of both December 31, 2022 and 2021	55	55
Preferred stock, Series X, $0.0001 par value, 10,000 shares authorized, 10,000 shares issued and outstanding as of December 31, 2022 and 2,000 shares issued and outstanding as of December 31, 2021	1	1
Common stock $.0001 par value, 150,000,000 shares authorized; 13,676,450 shares issued and outstanding as of December 31, 2022 and 12,775,674 shares issued and outstanding as of December 31, 2021	1,368	1,278
Additional paid-in capital	45,619,670	42,877,622
Treasury stock at cost, 113,485 and 0 shares, respectively	(149,686)	—
Accumulated deficit	(28,237,513)	(10,213,196)
Total Stockholders’ Equity	17,233,895	32,665,760
Total Liabilities and Stockholders’ Equity	$32,727,427	$38,525,992

The accompanying notes are an integral part of these audited consolidated financial statements.

43

Applied UV, Inc. and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2022 and 2021

	2022	2021
Net Sales	$20,139,849	$11,667,579
Cost of Goods Sold	16,101,555	7,569,193
Gross Profit	4,038,294	4,098,386

Operating Expenses
Research and development	319,167	53,408
Selling general and administrative	14,804,068	11,341,712
Loss on impairment of goodwill and intangible assets	6,993,075	—
Total Operating Expenses	22,116,310	11,395,120

Operating Loss	(18,078,016)	(7,296,734)

Other Income (Expense)
Change in Fair Market Value of Warrant Liability	58,276	66,862
Interest expense	(290,341)	—
Loss on change in Fair Market Value of Contingent Consideration	(240,000)	(574,000)
Gain on Settlement of Contingent Consideration (Note 2)	1,700,000	—
Other Income	274,764	24,871
Forgiveness of paycheck protection program loan	—	296,827
Total Other Income (Expense)	1,502,699	(185,440)

Loss Before Provision for Income Taxes	(16,575,317)	(7,482,174)

Benefit from Income Taxes	—	(91,819)

Net Loss	$(16,575,317)	$(7,390,355)

Net Loss attributable to common stockholders:
Dividends to preferred shareholders	(1,449,000)	(603,750)
Net Loss attributable to common stockholders	(18,024,317)	(7,994,105)

Basic and Diluted Loss Per Common Share	$(1.41)	$(0.86)
Weighted Average Shares Outstanding - basic and diluted	12,754,979	9,273,257

The accompanying notes are an integral part of these audited consolidated financial statements.

44

Applied UV, Inc. and Subsidiaries

Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2022 and 2021

	Preferred Stock Series A Cumulative		Preferred Stock Series X		Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders Equity
Balance, January 1, 2021	—	$—	2,000	$1	7,945,034	$795	—	$—	$11,973,051	$(2,219,091)	$9,754,756
Shares granted to settle previously recorded liability	—	—	—	—	3,000	—	—	—	21,420	—	21,420
Warrant liability recognized in connection with initial issuance of November offering (See Note 7)	—	—	—	—	—	—	—	—	(135,125)	—	(135,125)
Exercise of warrants	—	—	—	—	17,852	2	—	—	1,155	—	1,157
Common stock issued for acquisition	—	—	—	—	2,075,000	208	—	—	10,195,293	—	10,195,501
Stock-based compensation	—	—	—	—	74,500	7	—	—	1,549,781	—	1,549,788
Common stock issued in public offering, net of costs	—	—	—	—	2,666,667	267	—	—	6,999,661	—	6,999,928
Preferred stock issued in public offering, net of costs	552,000	55	—	—	—	—	—	—	12,272,385	—	12,272,440
Dividends paid to preferred shareholders	—	—	—	—	—	—	—	—	—	(603,750)	(603,750)
Cancellation of restricted stock	—	—	—	—	(6,379)	(1)	—	—	1	—	—
Net loss	—	—	—	—	—	—	—	—	—	(7,390,355)	(7,390,355)
Balance, December 31, 2021	552,000	$55	2,000	$1	12,775,674	$1,278	—	$—	$42,877,622	$(10,213,196)	$32,665,760
Common stock issued in public offering (over-allotment), net of costs	—	—	—	—	400,000	40	—	—	1,091,960	—	1,092,000
Common stock issued in public offering (ATM), net of costs	—	—	—	—	804,811	80	—	—	929,656	—	929,736
Cancellation of restricted shares	—	—	—	—	(111,535)	(11)	—	—	11	—	—
Settlement of stock in connection with prior acquisition					(400,000)	(40)			40	—	—
Common shares repurchased	—	—	—	—	—	—	113,485	(149,686)	—	—	(149,686)
Reissuance of preferred stock	—	—	8,000	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	207,500	21	—	—	720,381	—	720,402
Dividends paid to preferred shareholder	—	—	—	—	—	—	—	—	—	(1,449,000)	(1,449,000)
Net Loss	—	—	—	—	—	—	—	—	—	(16,575,317)	(16,575,317)
Balance, December 31, 2022	552,000	$55	10,000	$1	13,676,450	$1,368	113,485	$(149,686)	$45,619,670	$(28,237,513)	$17,233,895

The accompanying notes are an integral part of these audited consolidated financial statements.

45

Applied UV, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from Operating Activities
Net Loss	$(16,575,317)	$(7,390,355)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities
Stock based compensation	720,402	1,549,788
Bad debt expense (recovery)	94,714	(71,003)
Forgiveness of paycheck protection program loan	—	(296,827)
Change in fair market value of warrant liability	(58,276)	(66,862)
Gain on settlement of loan payable	—	(20,000)
Loss on change in fair market value of contingent consideration (Note 2)	240,000	—
Gain on settlement of contingent consideration	(1,700,000)	574,000
Loss on impairment of goodwill and intangible assets	6,993,075	—
Change in reserve for Obsolescence inventory	(52,208)	(140,000)
Amortization of right-of-use asset	1,213,949	635,540
Depreciation and amortization	1,991,798	946,744
Amortization of debt discount	223,643	—
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	19,850	73,189
Cost and estimated earnings excess of billings	(1,125,610)	—
Inventory	(3,633,057)	(166,126)
Vendor deposits	916,494	(951,242)
Prepaid expenses and other current assets	(448,680)	35,273
Income taxes payable	—	(173,716)
Accounts payable and accrued expenses	1,340,655	(361,569)
Billings in excess of costs and earnings on uncompleted contracts	(1,388,838)	—
Deferred revenue	3,941,523	(544,563)
Due to landlord	(279,518)	—
Operating lease payments	(1,170,949)	(630,241)
Net Cash Used in Operating Activities	(8,736,350)	(6,997,970)

Cash Flows From Investing Activities
Cash paid for patent costs	(682)	(14,434)
Purchase of machinery and equipment	(23,017)	(14,735)
Acquisitions, net of cash acquired (Note 2)	(10)	(14,560,193)
Payments on note payable	(152,571)	—
Net Cash Used in Investing Activities	(176,280)	(14,589,362)

Cash Flows From Financing Activities
Payments on financing leases	(6,591)	(7,217)
Proceeds from warrant exercise	—	1,157
Shares repurchased	(149,686)	—
Dividends to preferred shareholders	(1,449,000)	(603,750)
Payments on loan payable	—	(65,000)
Proceeds from equity raises, net	2,021,736	19,272,368
Proceeds from note payable, net	2,462,500	—
Net Cash Provided by Financing Activities	2,878,959	18,597,558

Net Decrease in Cash and equivalents	(6,033,671)	(2,989,774)
Cash, restricted cash, and cash equivalents at January 1,	8,768,156	11,757,930
Cash, restricted cash, and cash equivalents at December 31,	$2,734,485	$8,768,156

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$57,534	$1,022
Income taxes	$—	$16,246
Supplemental Schedule of Non-Cash Financing and Investing Activities:
Initial recognition of warrant liability	$—	$135,125
Property and equipment obtained in exchange for financing lease liabilities	$190,702	—
Reclassification from liability to be settled in stock to additional paid in capital	$—	$21,420
Common stock issued in connection with acquisitions	$—	$10,195,501
Initial recognition of contingent consideration liability	$—	$886,000
Recognition of right of use asset - operating lease	$3,527,443	$1,884,730
Issuance of Note Payable for payment of prepaid expense	$318,833	$—

The accompanying notes are an integral part of these audited consolidated financial statements.

46

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Applied UV, Inc. (the “Parent”) was formed and incorporated in the State of Delaware for the intended purpose of holding the equity of SteriLumen, Inc. (“SteriLumen”) and MunnWorks, LLC (“MunnWorks”), together “the Subsidiaries”, and other companies acquired or created by the Parent in the future. The Parent acquired the Subsidiaries pursuant to share exchanges whereby the equity holders of the Subsidiaries exchanged all of their equity interests in the Subsidiaries for shares of voting stock of the Parent. As a result of the share exchanges, each Subsidiary became a wholly-owned subsidiary of the Parent. The Parent and each Subsidiary are collectively referred to herein as (the “Company”).

SteriLumen is engaged in the design, manufacture, assembly and distribution of (i) automated disinfecting mirror systems for use in hospitals and other healthcare facilities and (ii) air purification systems through its purchase of substantially all of the assets and certain liabilities of Akida Holdings, LLC, KES Science & Technology, and Scientific Air Management LLC, as described below. MunnWorks, LLC is engaged in the manufacture of fine mirrors and custom furniture specifically for the hospitality and retail industries.

In February of 2021, the Company acquired all the assets and assumed certain liabilities of Akida Holdings, LLC (“Akida”). At the time of this acquisition, Akida owned the Airocide™ system of air purification technologies, originally developed for NASA, with assistance from the University of Wisconsin at Madison, that uses a combination of UVC and a proprietary, titanium dioxide based photocatalyst (“PCO”) to eliminate airborne bacteria, mold, fungi, viruses, volatile organic compounds, and many odors without producing any harmful by-products, with applications in the hospitality, hotel, healthcare, nursing homes, grocer, wine, commercial buildings and retail sectors. The Airocide™ system has been used by brands and organizations such as NASA, Whole Foods, Dole, Chiquita, Opus One, Sub-Zero Refrigerators and Robert Mondavi Wines. Akida contracted KES Science & Technology, Inc. (“KES”) to manufacture, warehouse and distribute the Airocide™ system and Akida’s contractual relationship with KES was assigned to and assumed by the Company as part of the acquisition.

On September 28, 2021, the Company acquired all the assets and assumed certain liabilities of KES. At the time of the acquisition, KES was principally engaged in the manufacturing and distribution of the Airocide™ system of air purification technologies and misting systems. KES also had the exclusive right to the sale and distribution of the Airocide™ system in certain markets. This acquisition consolidates all of manufacturing, sale and distribution of the Airocide™ system under the SteriLumen brand and expands the Company’s market presence in food distribution, post-harvest produce, wineries, and retail sectors. The Company sells its products throughout the United States, Canada, and Europe.

On October 13, 2021, the Company acquired all the assets and assumed certain liabilities of Scientific Air Management LLC, (“SciAir”). SciAir is a provider of whole-room, aerosol chamber and laboratory certified air disinfection machines that use a combination of UVC and a proprietary, patented system to eliminate airborne bacteria, mold, fungi, viruses, volatile organic compounds, and many odors without producing any harmful by-products. The units are well suited for larger spaces within a facility and are mobile with industrial grade casters allowing for movement throughout a facility to address increased bio burden from larger meetings or increased human traffic.

On March 25, 2022, the Company acquired the assets and assumed certain liabilities of VisionMark, LLC, (“Visionmark”). Visionmark is engaged in the business of manufacturing customized furniture using wood and metal components for the hospitality and retail industries.

47

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Principles of Consolidation

The consolidated financial statements include the accounts of Applied UV, Inc., Munnworks, LLC and SteriLumen, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

Concentration of Credit and Business Risk

At times throughout the year, the Company maintains cash balances at various institutions, which may exceed the Federal Deposit Insurance Corporation limit. As of December 31, 2022, the Company was approximately $2,473,000 in excess of FDIC insured limits.

The Company provides credit in the normal course of business. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends and other information.

For the year ended December 31, 2022, the Company had no major suppliers that accounted for over 10% of supplies and materials used by the Company. For the year ended December 31, 2021, the Company had two major suppliers that accounted for approximately 25.4% of supplies and materials used by the Company. The amounts have been recorded as costs of sales in the consolidated statements of operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation and accounting for equity awards related to warrants and stock-based compensation, determination of fair value for derivative instruments, the accounting for business combinations and allocating purchase price and estimating the useful life of intangible assets.

Cash, Restricted Cash and Cash Equivalents

Cash and equivalents include highly liquid investments that have original maturities less than 90 days at the time of their purchase. These investments are carried at cost, which approximates market value because of their short maturities. As of December 31, 2022 and 2021, the Company had approximately $27,000 and $1,077,000, respectively, in cash equivalents.

Accounts receivable

An allowance for uncollectible accounts receivable is recorded when management believes the collectability of the accounts receivable is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance is determined based on management’s review of the debtor’s ability to repay and repayment history, aging history, and estimated value of collateral, if any. The Company had an allowance for doubtful accounts approximating $35,000 and $9,000 as of December 31, 2022 and 2021 respectively.

48

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

Inventories consist of raw materials, work-in-process, and finished goods. Raw materials and finished goods are valued at the lower of cost or net realizable value, using the first-in, first-out (“FIFO”) valuation method. Work-in-process and finished goods includes the cost of materials, freight and duty, direct labor and overhead. The Company writes down inventory for estimated obsolescence equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. The company had a reserve for inventory approximating $88,000 and $140,000 as of December 31, 2022 and 2021, respectively.

Property and Equipment

Property and equipment are recorded at cost. Depreciation of furniture and fixtures is provided using the straight-line method, generally over the terms of the lease. Repairs and maintenance expenditures, which do not extend the useful lives of the related assets, are expensed as incurred. Depreciation of machinery and equipment is based on the estimated useful lives of the assets.

Schedule of estimated useful lives
Machinery and equipment	5 to 7 years
Leasehold improvements	Lesser of term of lease or useful life
Furniture and fixtures	5 to 7 years

Business Acquisition Accounting

The Company applies the acquisition method of accounting for those that meet the criteria of a business combination. The Company allocates the purchase price of its business acquisitions based on the fair value of identifiable tangible and intangible assets. The difference between the total cost of the acquisition and the sum of the fair values of acquired tangible and identifiable intangible assets less liabilities is recorded as goodwill. Transaction costs are expensed as incurred in general and administrative expenses.

Goodwill and Intangible Assets

The Company has recorded intangible assets, including goodwill, in connection with business combinations. Estimated useful lives of amortizable intangible assets are determined by management based on an assessment of the period over which the asset is expected to contribute to future cash flows.

In accordance with U.S. GAAP for goodwill and other indefinite-lived intangibles, the Company tests these assets for impairment annually and whenever events or circumstances make it more likely than not that impairment may have occurred. For the purposes of that assessment, the Company has determined to assign assets acquired in business combinations to a single reporting unit including all goodwill and indefinite-lived intangible assets acquired in business combinations. During the year ended December 31, 2022, we evaluated potential triggering events that might be indicators that our goodwill and definite lived intangibles were impaired. As a result of our evaluation, we determined that the fair value of our goodwill and certain intangible assets were less than the carrying amount as of December 31, 2022. This resulted in a total impairment charge of $6,993,075. See note 2 for further information related to the impairment.

Income Taxes

The Company files income tax returns using the cash basis of accounting. Income taxes are accounted for under the asset and liability method. Current income taxes are based on the year’s income taxable for federal and state tax reporting purposes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.

49

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Derivative Instruments

The Company evaluates its warrants to determine if those contracts or embedded components of those contracts qualify as derivatives. The result of this accounting treatment is that the fair value of the embedded derivative is marked-to-market each balance sheet date and recorded as a liability. In the event that the fair value is recorded as a liability, the change in fair value is recorded in the statements of operations as other income or expense.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. The Company has concluded that there are no such reclassifications required to be made as of and for the periods ended December 31, 2022 and 2021.

The Company utilizes the Black-Scholes valuation model to value the derivative warrants as stipulated in the agreement for the warrant holders to receive cash based on that value.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated balance sheets for loans payable approximate fair value because of the immediate or short-term maturity of the financial instruments. The Company’s financial assets and liabilities are measured using inputs from the three levels of the fair value hierarchy.

Loss Per Share

Basic loss per share is computed by dividing net loss attributable to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period. In periods of losses, diluted loss per share is computed on the same basis as basic loss per share as the inclusion of any other potential shares outstanding would be anti-dilutive.

The following table sets forth the number of potential shares of common stock that have been excluded from diluted net loss per share because their effect was anti-dilutive:

	As of December 31,
	2022	2021
Common stock options	1,000,028	644,314
Common stock warrants	192,419	192,419
Total	1,192,447	836,733

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 718 (“ASC”), Compensation-Stock Compensation (“ASC 718"). ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock and modifications to existing stock options, to be recognized in the statements of operations based on their fair values over the requisite service period.

50

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development

The Company accounts for research and development costs in accordance with Accounting Standards Codification subtopic 730-10, Research and Development (“ASC 730-10"). Under ASC 730-10, all research and development costs must be charged to expense as incurred. Accordingly, research and development costs are expensed as incurred.

Revenue Recognition

The Company recognizes revenue when the performance obligations in the client contract has been achieved. A performance obligation is a contractual promise to transfer product to the customer. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as, the customer receives the benefit of the performance obligation. Under ASC 606, revenue is recognized when a customer obtains control of goods in an amount that reflects the consideration the Company expects to receive in exchange for those goods. To achieve this core principle, the Company applies the following five steps:

1)	Identify the contract with a customer.
2)	Identify the performance obligations in the contract.
3)	Determine the transaction price.
4)	Allocate the transaction price to performance obligations in the contract.
5)	Recognize revenue when or as the Company satisfies a performance obligation.

MunnWorks projects, including those from the VisionMark acquisition, are completed within the Company’s facilities. For these projects, the company designs, manufactures and sells custom mirrors and furniture for the hospitality and retail industries through contractual agreements. These sales require the company to deliver the products within three to nine months from commencement of order acceptance. Revenue is recognized using the input method of accounting. Deferred revenue represents amounts billed in excess of revenues recognized. Revenues recognized in excess of amounts billed typically does not occur as the Company will not perform any work in excess of the amount the company bills to its customers. If work is performed in excess of amounts billed, the Company will record an unbilled receivable.

The company applied the five-step model to the sales of Akida’s and KES’s Airocide™ and misting system products, and SciAir’s whole-room aerosol chamber and laboratory certified air disinfection machines. At contract inception and once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company sells Airocide™ air sterilization units, misting systems, and whole-room aerosol chamber and laboratory certified disinfection machines to both consumer and commercial customers. These products are sold both domestically and internationally. The cycle from contract inception to shipment of products is typically one day to three months. The Company’s contracts for both its consumer and commercial customers each contain a single performance obligation (delivery of Airocide™, KES, and SciAir products), as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, not distinct. As a result, the entire transaction price is allocated to this single performance obligation. The Company recognizes revenues at a point in time when the customer obtains control of the Company’s product, which typically occurs upon shipment of the product by the Company or upon customer pick-up via third party common carrier.

51

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (Continued)

Revenue recognized over time and revenue recognized at a point in time for the years ended:

Schedule of revenue:

	December 31,
	2022	2021
Recognized over time	$9,419,117	$1,606,950
Recognized at a point in time	10,720,732	10,060,629
	$20,139,849	$11,667,579

Deferred revenue was comprised of the following as of:

	December 31,	December 31,
	2022	2021
Recognized over time	$3,581,195	$94,867
Recognized at a point in time	1,149,104	693,908
	$4,730,299	$788,775

Deferred revenue amounting to $788,775 as of December 31, 2021 was recognized as revenue during the year ended December 31, 2022.

Shipping and Handling Charges

The Company reports shipping and handling fees charged to customers as part of net sales and the associated expense as part of cost of sales. Shipping charges amounted to $821,448 and $963,385 for the years ended December 31, 2022 and 2021, respectively.

Advertising

Advertising costs consist primarily of online search advertising and placement, trade shows, advertising fees, and other promotional expenses. Advertising costs are expensed as incurred and are included in sales and marketing on the consolidated statements of operations. Advertising expense for the years ended December 31, 2022 and 2021 was $1,109,207 and $799,799, respectively.

Vendor deposits

Vendor payments to third manufactures are capitalized until completion of the project and are recorded as vendor deposits. As of December 31, 2022 and 2021, the vendor deposit balance was $75,548 and $992,042, respectively.

52

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Patent Costs

The Company capitalizes costs consisting principally of outside legal costs and filing fees related to obtaining and maintaining patents. The Company amortizes patent costs over the useful life of the patent which is typically 20 years, beginning with the date the patent is filed with the U.S. Patent and Trademark Office, or foreign equivalent. As of December 31, 2022 and 2021, capitalized patent costs net of accumulated amortization was $1,593,741 and $1,693,124, respectively. For the years ended December 31, 2022 and 2021, the Company recorded $100,065 and $32,398, respectively, of amortization expense for these patents.

Recently adopted accounting standards:

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that the Company adopts as of the specified effective date. The Company does not believe that the impact of recently issued standards that are not yet effective will have a material impact on the Company’s financial position or results of operations upon adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (eTopic 326): Measurement of Credit Losses on Financial Instruments. The FASB subsequently issued amendments to ASU 2016-13, which have the same effective date and transition date of January 1, 2023. These standards replace the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measure at amortized cost to be presented at the net amount expected to be collected. The Company determined that this change does not have a material impact to the consolidated financial statements.

NOTE 2 – BUSINESS ACQUISITION

The Company accounted for the acquisitions as a business combinations using the purchase method of accounting as prescribed in Accounting Standards Codification 805, Business Combinations (“ASC 805") and ASC 820 – Fair Value Measurements and Disclosures (“ASC 820"). In accordance with ASC 805 and ASC 820, the Company used its best estimates and assumptions to accurately assign fair value to the tangible assets acquired, identifiable intangible assets and liabilities assumed as of the acquisition dates. Goodwill as of the acquisition date is measured as the excess of purchase consideration over the fair value of tangible and identifiable intangible assets acquired and liabilities assumed. The results of operations of the acquired businesses since the date of acquisition are included in the consolidated financial statements of the Company years ended December 31, 2022 and 2021. The total purchase consideration was allocated to the assets acquired and liabilities assumed at their estimated fair values as of the date of acquisition, as determined by management. The excess of the purchase price over the amounts allocated to assets acquired and liabilities assumed has been recorded as goodwill. The value of the goodwill from the acquisitions described below can be attributed to a number of business factors including, but not limited to, cost synergies expected to be realized and a trained technical workforce.

53

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 – BUSINESS ACQUISITION (CONTINUED)

In conjunction with acquisitions noted below, we used various valuation techniques to determine fair value of the assets acquired, with the primary techniques being discounted cash flow analysis, relief-from-royalty, a form of the multi-period excess earnings and the with-and-without valuation approaches, which use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy. Inputs to these valuation approaches require significant judgment including: (i) forecasted sales, growth rates and customer attrition rates, (ii) forecasted operating margins, (iii) royalty rates and discount rates used to present value future cash flows, (iv) the amount of synergies expected from the acquisition, (v) the economic useful life of assets and (vi) the evaluation of historical tax positions. In certain acquisitions, historical data is limited, therefore, we base our estimates and assumptions on budgets, business plans, economic projections, anticipated future cash flows and marketplace data.

Akida Holdings LLC

On February 8, 2021 Applied UV, Inc. (the “Company”), entered into an asset purchase agreement (the “APA”) by and among the Company, SteriLumen, Inc., a New York corporation and wholly-owned subsidiary of the Company (the “Purchaser”) and Akida Holdings LLC, a Florida limited liability company (the “Seller”) pursuant to which the Purchaser acquired substantially all of the assets of the Seller and assumed certain of its current liabilities and contract obligations, as set forth in the APA (the “Acquisition”). In the Acquisition, the Purchaser acquired all the Seller’s assets and was assigned its contracts related to the manufacture and sale of the Airocide™ system, originally developed for NASA with assistance from the University of Wisconsin at Madison, that uses a combination of UV-C and a proprietary, titanium dioxide-based photocatalyst that has applications in the hospitality, hotel, healthcare, nursing homes, grocer, wine, commercial buildings, and retail sectors.

The purchase price and purchase price allocation as of the acquisition completion date follows.

Purchase Price:
Cash	$760,293
Fair market value of common stock issued (1,375,000 shares)	7,122,500
Total Purchase Price, Net of Cash Acquired	7,882,793

Assets Acquired:
Accounts receivable	233,241
Inventory	211,105
Prepaid expenses	285,490
Machinery and equipment	168,721
Customer relationships	539,000
Trade names	1,156,000
Technology and know how	3,468,000
Total Assets Acquired:	6,061,557

Liabilities Assumed:
Accounts payable	(415,341)
Deferred revenue	(491,702)
Total Liabilities Assumed	(907,043)
Net Assets Acquired	5,154,514
Excess Purchase Price “Goodwill”	$2,728,279

54

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 – BUSINESS ACQUISITION (CONTINUED)

The excess purchase price has been recorded as goodwill in the amount of approximately $2,728,279. The estimated useful life of the identifiable intangible assets (see note 5) is seven to ten years. The goodwill is amortizable for tax purposes.

KES Science & Technology, Inc.

On September 28, 2021, SteriLumen, Inc. completed an Asset Purchase Agreement with KES Science & Technology, Inc. (“KES”), a Georgia corporation.

The purchase price and purchase price allocation as of the acquisition completion date follows.

Purchase Price:
Cash	$4,299,900
Fair market value of common stock issued (300,000 shares)	1,959,001
Total Purchase Price, Net of Cash Acquired	6,258,901

Assets Acquired:
Accounts receivable	392,367
Inventory	602,746
Prepaid expenses	10,995
Machinery and equipment	36,146
Customer relationships	—
Trade names	914,000
Technology and know how	3,656,000
Total Assets Acquired:	5,612,254

Liabilities Assumed:
Accounts payable	(296,681)
Capital lease obligations	—
Total Liabilities Assumed	(296,681)
Net Assets Acquired	5,315,573
Excess Purchase Price “Goodwill”	$943,328

The excess purchase price has been recorded as goodwill in the amount of $943,328. The estimated useful life of the identifiable intangible assets is ten years (see note 5). The goodwill is amortizable for tax purposes.

Old SAM Partners (Scientific Air)

On October 13, 2021, the Company entered into an asset purchase agreement by and among the Company, SteriLumen, Inc., a New York corporation and wholly-owned subsidiary of the Company (the “Purchaser”) and Old SAM Partners, LLC, a Florida limited liability company (the “Seller”), pursuant to which the Purchaser acquired substantially all of the assets of the Seller, including the assignment of an exclusive distribution agreement. On October 13, 2021 the Seller received, as consideration for the Acquisition (i) $9,500,000 in cash; and (ii) 200,000 shares of the Company’s common stock and (iii) 200,000 unvested shares of the Company’s common stock, which are subject to cancellation if the earnout is not met. On the date of acquisition, the fair market value of the 200,000 vested shares was $5.57 for a total value of $1,114,000. An additional liability was recorded for $886,000 as a result of the agreement calling for additional cash consideration to the extent the share price is below $10 on the free trading date, as defined in the agreement. On December 31, 2021, the share price of our common stock was $2.70 per share and a loss on contingent consideration of  $574,000 was recorded in the consolidated statements of operations and increased the liability to $1,460,000.

55

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 – BUSINESS ACQUISITION (CONTINUED)

The purchase price and purchase price allocation as of the acquisition completion date follows.

Purchase Price:
Cash	$9,500,000
Fair market value of common stock issued	1,114,000
Contingent consideration based on stock price	886,000
Total Purchase Price, net of cash acquired	11,500,000

Assets Acquired:
Accounts receivable	129,845
Inventory	369,970
Machinery and equipment	1,982
Customer relationships	6,784,000
Patents	1,533,000
Technology and know how	1,217,000
Trade names	326,000
Total Assets Acquired:	10,361,797
Assets Acquired	10,361,797
Excess Purchase Price “Goodwill”	$1,138,203

The excess purchase price has been recorded as goodwill in the amount of approximately $1,138,203. The estimated useful life of the identifiable intangible assets (see note 5) is ten years. The goodwill is amortizable for tax purposes.

On March 31, 2022, there was a settlement of a dispute that arose during the first quarter of 2022 between both parties regarding certain representations and warranties in the purchase agreement which resulted in a settlement and mutual release agreement where the seller agreed to relinquish any right, title, and interest in the previously issued 400,000 shares. During the three months ended March 31, 2022, the company recorded a loss on change in fair market value of contingent consideration of $240,000 and, as a result of the settlement agreement, the company recorded a gain on settlement of contingent consideration of $1,700,000. The Company also determined that a triggering event had occurred as a result of the settlement agreement. A quantitative impairment test on the goodwill and intangible assets determined that the fair value was below the carrying value and as a result the Company recorded a full goodwill impairment charge of $1,138,203 in the first quarter of 2022. Subsequently, as of December 31, 2022, we evaluated potential triggering events that might be indicators that our definite lived intangibles were impaired. We saw a significant decrease in the number of orders and demand of certain product lines within our disinfectant business segment.

As a result of our evaluation, we determined that the fair value of certain intangible assets were less than the carrying amount as of December 31, 2022. The Company recorded an impairment on intangibles of $5,854,872 in the Consolidated Statements of Operations during the year ended December 31, 2022.

On March 25, 2022, the Company entered into an asset purchase agreement by and among the Company, Munnworks, LLC., a New York Limited Liability Company and wholly-owned subsidiary of the Company (the “Purchaser”) and VisionMark LLC, a New York limited liability company (the “Seller”), pursuant to which the Purchaser acquired substantially all of the assets of the Seller in exchange for the assumption of obligations of buyer under the sublease and sublease guarantee.

56

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 2 – BUSINESS ACQUISITION (CONTINUED)

The purchase price and purchase price allocation as of the acquisition completion date follows.

Purchase Price:
Cash paid at closing	$10
Due to landlord	755,906
Total Purchase Price, net of cash acquired	755,916

Assets Acquired:
Accounts receivable, net	636,550
Inventory	176,583
Costs and estimated earnings in excess of billings	181,152
Machinery and equipment	1,100,000
Total Assets Acquired:	2,094,285

Liabilities Assumed:
Billings in excess of costs and earnings on uncompleted contracts	(1,388,838)
Total Liabilities Assumed	(1,388,838)
Net Assets Acquired	705,447
Excess Purchase Price “Goodwill”	$50,469

The excess purchase price has been recorded as goodwill in the amount of approximately $50,469. The goodwill is amortizable for tax purposes.

In connection with the VisionMark LLC acquisition, the Company is obligated to repay $31,057 of past due lease payments per month for the next 36 months commencing on April 1, 2022. The Company recognized a discount and related liability equal to the present value of the past due lease liability, and amortizes the difference between such present value and the liability through interest expense using a rate of 38.7% as per the effective interest rate method over the repayment period. Amortization of discount included in interest expenses was $146,073 for the year ended December 31, 2022.

As of December 31, 2022, the future maturity of the lease liability as of December 31, is as follows:

Years Ended December 31,
2023	$372,684
2024	372,684
2025	93,174
Total	838,542
Less: Unamortized discount	(216,078)
Total amount due to landlord	622,464
Less: current portion of amount due to landlord, net of discount	(229,235)
Total long-term portion of amount due to landlord	$393,230

57

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 3 – INVENTORY

Inventory consists of the following as of:

	December 31,	December 31,
	2022	2021
Raw materials	$3,485,040	$356,759
Finished goods	2,110,838	1,429,479
Inventory at cost	5,595,878	1,786,238
Less: Reserve	(87,792)	(140,000)
Inventory	$5,508,086	$1,646,238

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment (including machinery and equipment under capital leases) are summarized by major classifications as follows:

	December 31,	December 31,
	2022	2021
Machinery and Equipment	$1,266,189	$254,685
Leasehold improvements	67,549	67,549
Furniture and Fixtures	203,256	54,041
	1,536,994	376,275
Less: Accumulated Depreciation	(403,526)	(179,664)
	$1,133,468	$196,611

Depreciation expense, including amortization of assets under financing leases, for the year ended December 31, 2022 and 2021 was $223,862 and $137,777, respectively.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets as of December 31, 2022 and 2021 consist of the following:

	December 31,	December 31,
	2022	2021
Intangible assets subject to amortization
Customer Relationship (Note 2)	$1,655,598	$7,323,000
Trade Names	2,208,530	2,396,000
Patents	1,730,771	1,730,089
Technology and Know How	8,341,000	8,341,000
	13,935,899	19,790,089
Less: Accumulated Amortization	(2,581,469)	(813,533)
	$11,354,430	$18,976,556

58

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 5 – INTANGIBLE ASSETS (CONTINUED)

As described in Note 2 of the financial statements, a quantitative impairment test on the goodwill and intangible assets determined that the fair value was below the carrying value and as a result the Company recorded a full goodwill impairment charge of $1,138,203 in the first quarter of 2022. Subsequently, as of December 31, 2022, we evaluated potential triggering events that might be indicators that our definite lived intangibles were impaired. We saw a significant decrease in the number of orders and demand of certain product lines within our disinfectant business segment. As a result of our assessment, the Company recorded an additional impairment on trade name and customer relationship intangible assets of $187,470 and $5,667,402, respectively, in the Consolidated Statements of Operations during the year ended December 31, 2022.

During the years ended December 31, 2022 and 2021, the Company recorded total amortization expense related to intangible assets of $1,767,936 and $808,967, respectively. The useful lives of tradenames ranges from 5 to 10 years, technology is 10 years, customer relationships ranges from 7 to 14 years, and patents range from 17 to 20 years.

Future amortization of intangible assets is as follows:

For the years ending December 31,
2023	$1,256,948
2024	1,256,948
2025	1,256,948
2026	1,242,192
2027	1,197,925
Thereafter	5,143,468
Total	$11,354,430

NOTE 6 – FINANCING LEASE OBLIGATION

The Company’s future minimum principal and interest payments under a financing lease for machinery and equipment are as follows:

For the years ending December 31,
2023	$51,716
2024	48,145
2025	48,145
2026	48,145
2027	36,109
Total lease payments	232,261
Less: Amount representing interest	(40,479)
Present value of future minimum lease payments	191,782
Less: current portion	(33,712)
Financing lease obligations, net of current	158,070

NOTE 7 – NOTES PAYABLE

The Company entered into a loan agreement in April of 2019 where the company was required to pay $157,500 in five payments in the amount of $30,000 per year, with an additional $7,500, representing interest, in year two to a loan holder. As of December 31, 2022, the company has an outstanding balance of $157,500, and no payments have been made as of year end.

Minimum obligations under this loan agreement are as follows:

For the year ending December 31,
2023	$127,500
2024	30,000
Total	$157,500

59

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Streeterville Note

On October 7, 2022, the Company entered into a Security Purchase Agreement with Streeterville Capital, LLC whereby the Company issued an 8% unsecured redeemable note in the principal amount of $2,807,500. The Company received net proceeds of $2,462,500, after the deduction of debt issuance costs of $345,000. These fees were recorded as debt discounts, net of the carrying value of the debt, and are being amortized over the life of the loan using the effective interest rate method. The note has a maturity date of April 7, 2024. At any time following the occurrence of any event of default, interest shall accrue on the outstanding balance beginning on the date the applicable event of default occurred at an interest rate equal to the lesser of 18% per annum or the maximum rate permitted under applicable law.

The following table presents the balance of the Streeterville Note, net of discount at December 31, 2022.

December 31,
2022
Principle outstanding	$2,807,500
Debt discount	(345,000)
Total	2,462,500

Accumulated amortization of debt discount	77,600
Streeterville note, net of related discount	$2,540,100

60

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 7 – NOTES PAYABLE (continued)

Minimum obligations under this loan agreement are as follows:

For the years sending December 31,
2023	$2,072,500
2024	735,000
Total	$2,807,500

The lender has the right at any time 6 months after the effective date, at its election, to redeem all or part of the maximum redemption amount as set forth in the promissory note. Payments of each redemption amount may be made (a) in cash, or (b) in common stock per the following formula: the portion of the applicable Redemption amount being paid in common stock divided by the common stock redemption price, or (c) by any combination of the foregoing. Whereas common stock redemption price means 87.5% multiplied by the Nasdaq minimum price. Whereas Nasdaq minimum price means the lower of: (i) the closing price on the trading day immediately preceding the date the common stock redemption price is measured; or (ii) the average closing price of the common stock for the five trading days immediately preceding the date the common stock redemption price is measured.

The principal amount of the Note may be prepaid in full, or any portion of the outstanding balance earlier than it is due; provided that in the event borrower elects to prepay all or any portion of the outstanding balance it shall pay to lender 120% of the portion of the outstanding balance borrower elects to prepay. The prepayment premium will not apply if borrower repays the Note in full on the anniversary date, which is one year from the purchase price date.

If prior to the anniversary date all redemption amounts are paid as common stock redemptions, then each time after the anniversary date that borrower makes a common stock redemption, $8,333 of the monitoring fee will be deducted from the outstanding balance, not to exceed $50,000. No interest will accrue on the monitoring fee.

For the year ended December 31, 2022, the Company recognized $345,000 as a debt discount relating to the fee and will be amortized using the effective interest method over the term of the note. The effective interest rate of the note is 22.23%. The Company recorded $77,600 due to debt discount amortization to interest expense in the accompanying Statement of Operations and as a result, at December 31, 2022, the remaining unamortized balance was $267,400.

Interest expense recorded in the accompanying Statements of Operations by the Company was $53,031 for the year ended December 31, 2022.

Directors and Officers Liability Insurance Agreement

On August 28, 2022, the Company entered into a one-year Directors and Officers Liability Insurance agreement for $318,833. Under the terms of the agreement, the Company made a down payment of $41,730, with the remaining balance financed over the remaining term at an annual percentage rate of 5.05%. Beginning in September 2022, the Company is making 10 monthly payments of $27,710, with the last payment expected to be made in June 2023. At December 31, 2022, the outstanding balance on the note payable was $166,262. The interest expense for the year ended December 31, 2022 was immaterial to the consolidated financial statements.

Pinnacle Note

In December 2022, the Company entered into a Loan and Security Agreement, or (the “Loan Agreement”), with Pinnacle Bank, which provides for a $5,000,000 secured revolving credit facility (the “Loan Facility”). The loan is subject to a maximum advance rate of up to 85% of net face amount of eligible accounts, plus the lessor a) of the sum of 20% of the aggregate eligible inventory value of raw materials and 35% of the aggregate eligible inventory value of finished goods, b) $1 million, c) 80% of the net orderly liquidation value of raw materials and finished goods, or d) 100% of the aggregate outstanding principal amount of advances. In no event shall the aggregate amount of the outstanding advances under the Loan Facility be greater than $5 million. The loan matures on December 9, 2024. The principal amount of outstanding revolving loan, together with accrued and unpaid interest, is due on the maturity date.

61

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

The loan accrues interest at a 1.50% margin above the greater of the prime rate or 4.00%. The interest margin is increased to 2.00% in respect to the advances against eligible inventory. If the Company fails to perform any covenant, term or provision of the Loan Agreement, then interest shall accrue at the rate of 6.0% above the interest rate. If after the occurrence of an event of default and the loan is not paid in full by the maturity date, the loan shall bear interest at the rate of 18.0% above the interest rate.

Obligations under the Loan Agreement are secured by all of the Company’s assets. On the effective date the Company paid a loan fee of 2% of the amount of the Loan Facility and will be required to pay a loan fee of 1.5% of the amount of the Loan Facility annually thereafter.

The Loan Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to the Company and the Subsidiaries, including, without limitation, restrictions on liens, indebtedness, fundamental changes, capital expenditures, consignments of inventory and distributions.

The Loan Agreement contains customary events of default, including, without limitation, payment defaults, covenant defaults, breaches of certain representations and warranties, certain events of bankruptcy and insolvency, certain events under ERISA and judgments. If an event of default occurs and is not cured within any applicable grace period or is not waived, the Lender is entitled to take various actions, including, without limitation, the acceleration of amounts due thereunder and termination of commitments under the Loan Facility.

There were no borrowings outstanding under the Loan Facility as of December 31, 2022.

NOTE 8 – FAIR VALUE MEASUREMENTS

Accounting guidance on fair value measurements requires that financial assets and liabilities be classified and disclosed in one of the following categories of the fair value hierarchy:

Level 1 – Based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 – Based on observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3– Based on unobservable inputs that reflect the entity’s own assumptions about the assumptions that a market participant would use in pricing the asset or liability.

62

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 8 – FAIR VALUE MEASUREMENTS (continued)

We did not have any transfers between levels during the periods presented.

The following table presents assets and liabilities that were measured at fair value in the Consolidated Balance Sheets on a recurring basis as of December 31, 2022 and 2021:

	Carrying Amount	Fair Value	Quoted Priced active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	As of December 31, 2022
Assets
Money market funds	$26,828	$26,828	$26,828	$—	$—
Total assets	$26,828	$26,828	$26,828	$—	$—
Liabilities
Contingent consideration	$—	$—	$—	$—	$—
Warrant liability	9,987	9,987	—	—	9,987
Total liabilities	$9,987	$9,987	$—	$—	$9,987

	As of December 31, 2021
Assets
Money market funds	$1,076,664	$1,076,664	$1,076,664	$—	$—
Total assets	$1,076,664	$1,076,664	$1,076,664	$—	$—
Liabilities
Contingent consideration	$1,460,000	$1,460,000	$1,460,000	$—	$—
Warrant liability	68,263	68,263	—	—	68,263
Total liabilities	$1,528,263	$1,528,263	$1,460,000	$—	$68,263

The carrying amounts of accounts receivable, accounts payable and short-term debt approximated fair values as of December 31, 2022 and 2021 because of the relatively short maturity of these instruments. There were no other level 3 or level 1 assets or liabilities as if December 31, 2022.

Money market funds – Cash equivalents of $26,828 and $1,076,664 as of December 31, 2022 and 2021, respectively, consisted of money market funds. Money market funds are classified as Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets.

Contingent consideration – The fair value of the contingent consideration is derived through the quoted market price of our stock, which represents a Level 1 measurement within the fair value hierarchy.

Warrant liability – The fair value of the warrant liability is derived through the Black scholes method and is based on significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

Other Fair Value Measurements

In addition to assets and liabilities that are recorded at fair value on a recurring basis, GAAP requires that, under certain circumstances, we also record assets and liabilities at fair value on a nonrecurring basis.

In connection with the acquisitions of SciAir, KES, and Akida during 2021, and VisionMark in 2022, as discussed in Note 2, we used various valuation techniques to determine fair value, with the primary techniques being discounted cash flow analysis and the relief-from-royalty, a form of the multi-period excess earnings, which use significant unobservable inputs, or Level 3 inputs, as defined by the fair value hierarchy.

63

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 9 – STOCKHOLDERS’ EQUITY

At the Market Sales Agreement

On July 1, 2022, the Company filed a $50,000,000 mixed use shelf registration (Form S-3) and entered into an At The Market sales agreement (ATM) with Maxim Group, LLC, for a total of $9,000,000, as a readily available source of funding if needed. During the year ended December 31, 2022 the Company sold 804,811 ATM shares through the sales agent with gross proceeds of $964,083. In connection with the sale of these ATM Shares, the compensation paid by the Company to the Sales Agent was $28,922. As of March 31, 2023, an additional 1,764,311 shares have been sold for gross proceeds of $2,314,860, leaving a balance of $5,721,057 on the ATM facility. The shelf registration statement will expire on July 12, 2025.

Amendment of the Certificate of Designation

On June 17, 2021, the Company filed an amendment of the certificate of designation of Series A Preferred Stock. The Board of Directors, by unanimous written consent, duly adopted resolutions to amend the Series A Preferred Stock Certificate of Designations and changed the name from “Series A Preferred Stock” to “Series X Super Voting Preferred Stock”. All dividend, liquidation preference, voting, conversion, and redemption rights, did not change from the originally filed Certificate of Designation of Series A Preferred Stock. On July 11, 2022, the Board of Directors approved the reissuance of 8,000 shares of the Company’s Series X Super Voting Preferred Shares, which represent the remainder of the designated but unissued shares of Super Voting Preferred Stock.

On March 9, 2022, the Board of Directors approved a resolution that authorized the senior management of the Company to purchase up to and limited to one million shares of common stock between March 10, 2022 and September 30, 2022. As of December 31, 2022, the Company has a total 113,485 of treasury shares, all of which have been purchased as of December 31, 2022.

Pursuant to the Company’s amended and restated certificate of incorporation, as amended, the Company is authorized to designate and issue up to 20,000,000 shares of preferred stock, par value $0.0001 per share, in one or more classes or series. During the year ended December 31, 2022, the Company had 10,000 preferred shares designated as Series X Preferred Stock and 19,990,000 shares of preferred stock designated as 10.5% Series A Cumulative Perpetual Preferred Stock (the “Series A Preferred Stock”). Upon certain events, the Company may, subject to certain conditions, at the Company’s option, redeem the Series A Preferred Stock. See below for a further description of the Series A Preferred Stock:

Dividends: Holders are entitled to receive cumulative cash dividends at the annual rate of 10.5% on $25.00 liquidation preference per share of the Series A Perpetual Preferred Stock. Dividends accrue and are payable in arrears beginning August 15, 2021, regardless of whether declared or there are sufficient earnings or funds available for payment. Sufficient net proceeds from the offering must be set aside to pay dividends for the first twelve months from issuance. The company has classified $0 and $845,250 as restricted cash as of December 31, 2022 and 2021, respectively, as a reserve to pay the remaining required dividends for the first year.

Redemption: Company has an optional redemption right beginning July 16, 2022, which redemption price declines annually. The initial redemption price after year 1 is $30 and decreases annually over 5 years to $25 per share. The Company also has a special optional redemption right upon the occurrence of a Delisting Event or Change of Control, as defined, at $25 per share plus accrued and unpaid dividends.

Voting Rights: The holders have no voting rights, except for voting on certain corporate decisions, or upon default in payment of dividends for any twelve periods, in which case the holders would have voting rights to elect two additional directors to serve on the Board of Directors.

Conversion Rights: Such shares are not convertible unless and until the occurrence of a Delisting Event or Change of Control and when the Company has not exercised its special optional redemption right. The conversion price would be the lesser of the amount converted based on the $25.00 liquidation preference plus accrued dividends divided by the common stock price of the Delisting Event or Change of Control (as defined) or $5.353319 (Share Cap). Effectively, the Share Cap limits the common stock price to no lower than $4.67.

64

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 9 – STOCKHOLDERS’ EQUITY (continued)

2020 Incentive Plan

On March 31, 2020, the Company adopted the Applied UV, Inc. 2020 Omnibus Incentive Plan (the “Plan”) with 600,000 shares of common stock available for issuance under the terms of the Plan. On May 17, 2022, the shareholders of the Company approved an amendment to the Plan, increasing the shares available for issuance to 2,500,000. The Plan permits the granting of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares, Performance Units and Other Awards. The objectives of the Plan are to optimize the profitability and growth of the Company through incentives that are consistent with the Company’s goals and that link the personal interests of Participants to those of the Company’s stockholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract and retain the services of Participants who make or are expected to make significant contributions to the Company’s success and to allow Participants to share in the success of the Company. From time to time, the Company may issue Incentive Awards pursuant to the Plan. Each of the awards will be evidenced by and issued under a written agreement.

If an incentive award granted under the Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to the company in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for future awards under the Plan. The number of shares subject to the Plan, and the number of shares and terms of any Incentive Award may be adjusted in the event of any change in our outstanding common stock by reason of any stock dividend, spin-off, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares, or similar transaction. There are 1,605,000 shares available for future grants under the plan.

A summary of the Company’s option activity and related information follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Life (in years)	Aggregate intrinsic value
Balances, January 1, 2021	136,750	$4.96	$2.27	9.95	$—
Options granted	602,564	7.81	5.43	10.00	—
Options forfeited	(95,000)	4.96	3.73	—	—
Options exercised	—	—	—	—	—
Balances, December 31, 2021	644,314	$7.11	$5.03	8.47	$—
Options granted	639,000	1.66	1.06	10.00	—
Options forfeited	(283,286)	7.02	—	—	—
Options exercised	—	—	—	—	—
Balances, December 31, 2022	1,000,028	$3.61	$—	9.03	$—
Vested	320,109	$5.69			$—

Share-based compensation expense for options totaling $567,194 and $721,783 was recognized for the years ended December 31, 2022 and 2021, respectively, based on requisite service periods.

The valuation methodology used to determine the fair value of the options issued during the year was the Black-Scholes option-pricing model. The Black-Scholes model requires the use of a number of assumptions including volatility of the stock price, the average risk-free interest rate, and the weighted average expected life of the options.

65

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 9 – STOCKHOLDERS’ EQUITY (continued)

The risk-free interest rate assumption is based upon observed interest rates on zero coupon U.S. Treasury bonds whose maturity period is appropriate for the term of the options.

Estimated volatility is a measure of the amount by which the Company’s stock price is expected to fluctuate each year during the expected life of the award. The Company’s calculation of estimated volatility is based on historical stock prices of peer entities over a period equal to the expected life of the awards. The Company uses the historical volatility of peer entities due to the lack of sufficient historical data of its stock price.

As of December 31, 2022 there was $1,090,364 of total unrecognized compensation expense related to unvested employee options granted under the Company’s share-based compensation plans that is expected to be recognized over a weighted average period of approximately 2.19 years.

The weighted average fair value of options granted, and the assumptions used in the Black-Scholes model during the years ended December 31, 2022 and 2021 are set forth in the table below.

	2022	2021
Stock Price	$0.90 - $2.70	$4.16 - $9.79
Exercise Price	$1.07 - $2.70	$4.16 - $9.79
Dividend Yield	0%	0%
Volatility	78.95% - 92.96%	75.04% - 89.96%
Risk-Free Rate	1.26% - 3.46%	1.02% - 1.40%
Expected Life (in years)	5.31 - 6.08	5.36 - 6.25

Common Stock Warrants

A summary of the Company’s warrant activity and related information follows:

	Number of Shares	Weighted-Average Exercise Price
Balances, January 1, 2021	235,095	$5.89
Granted	—	—
Exercised	(42,676)	—
Balances, December 31, 2021	192,419	$5.84
Granted	—	—
Exercised	—	—
Balances, December 31, 2022	192,419	$5.84
Vested	192,419	$5.84

For the years ended December 31, 2022 and 2021, the Company recorded a gain on the change in fair value of warrant liability in the amount of $58,276 and $66,862, respectively. The Company valued the warrant using the Black-Scholes option pricing model with the following terms on December 31, 2022: (a) exercise price of $6.56, (b) volatility rate of 94.55%, (c) risk free rate of 4.22%, (d) term of 2.86 years, and (e) dividend rate of 0%. The Company valued the warrant using the Black-Scholes option pricing model with the following terms on December 31, 2021: (a) exercise price of $6.56, (b) volatility rate of 82.08%, (c) risk free rate of 0.98%, (d) term of 3.86 years, and (e) dividend rate of 0%.

66

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 9 – STOCKHOLDERS’ EQUITY (continued)

Preferred Stock Offering

On July 13, 2021, Applied UV, Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Ladenburg Thalmann & Co. Inc. as representative (“Representative”) of the underwriters (“Underwriters”), related to the offering of 480,000 shares (the “Shares”) of the Company’s 10.5% Series A Cumulative Perpetual Preferred Stock [non-convertible], par value $0.0001 per share (“Series A Preferred Stock”), at a public offering price of $25.00 per share, which excludes 72,000 shares of Series A Cumulative Perpetual Preferred Stock that may be purchased by the Underwriters pursuant to their overallotment option granted to the Underwriters under the terms of the Underwriting Agreement. The Shares were offered and sold by the Company pursuant to the terms of the Underwriting Agreement and registered pursuant to the Company’s registration statement on (i) Form S-1 (File No. 333-257197), as amended, which was filed with the SEC and declared effective by the Commission on July 12, 2021 and (ii) the Company’s registration statement on Form S-1 (File No. 333-257862), which was filed with the Commission on July 13, 2021 and declared effective upon filing. The closing of the offering for the Shares took place on July 16, 2021 and were approved for listing on Nasdaq under the trading symbol “AUVIP”. On July 29, 2021, in connection with its offering of its 10.5% Series A Cumulative Perpetual Preferred Stock, par value $0.0001 per share, the Company closed the exercise of the underwriter’s overallotment option of 72,000 shares at $25.00 per share. Aggregate gross proceeds including the exercise of the underwriter’s overallotment option was $12,272,440 after deducting underwriting discounts and commissions and fees and other offering expenses.

Common Stock Offering

On December 28, 2021, the Company closed a common stock offering in which it issued 2,666,667 common shares at a public offering price of $3.00 per share. In connection with the Offering, the Company (i) received $8,000,000 less underwriting fees of $560,000 and offering Costs in the amount of $440,073, resulting in net proceeds of $6,999,928.

On January 5, 2022, the underwriters fully exercised their over-allotment option to purchase an additional 400,000 shares of common stock at the public offering price of $3.00 per share. The Company received gross proceeds of $1,200,000 for the over-allotment, which resulted in net proceeds to us of $1,092,000, after deducting underwriting discounts and commissions of $108,000.

67

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 9 – STOCKHOLDERS’ EQUITY (continued)

Restricted Stock Awards

The Company records compensation expense for restricted stock awards based on the quoted market price of our stock at the grant date and the expense is amortized over the vesting period. These restricted stock awards are subject to time-based vesting conditions based on the continued service of the restricted stock award holder.

The following table presents the restricted stock units activity for the years ended December 31, 2021 and 2022:

	Number of Shares	Weighted-Average Fair Market Value
Unvested shares at January 1, 2021	187,555	$5.00
Granted and unvested	274,500	5.16
Vested	(163,176)	5.24
Forfeited/Cancelled	(6,379)	5.00
Unvested shares, December 31, 2021	292,500	4.71
Granted and unvested	207,500	2.10
Vested	(100,966)	3.88
Forfeited/Cancelled	(311,535)	4.45
Unvested shares, December 31, 2022	87,499	$2.38
Vested as of December 31, 2022	306,670	$4.76

Upon vesting, the restricted stock units are converted to common shares. Based on the terms of the restricted share and restricted stock unit grants, all forfeited shares revert back to the Company.

In connection with the grant of restricted shares, the Company recognized $153,208 and $550,138 of compensation expense within its statements of operations for the years ended December 31, 2022 and 2021, respectively.

The unvested shares as of December 31, 2022 represent $149,438 in unrecognized stock based compensation which will be recognized over a weighted average period of 2.10 years.

68

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 10 - LEASING ARRANGEMENTS

The Company determines whether an arrangement qualifies as a lease under ASC 842 at inception. The Company has operating leases for office space and office equipment. The Company’s leases have remaining lease terms of one year to seven years, some of which include options to extend the lease term for up to five years. The Company considered these options to extend in determining the lease term used to establish the Company’s right-of use assets and lease liabilities once reasonably certain of exercise. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized at the lease commencement date based on the present value of the future lease payments over the lease term. The operating lease ROU asset also includes any lease payments made in advance of lease commencement and excludes lease incentives. The lease terms used in the calculations of the operating ROU assets and operating lease liabilities include options to extend or terminate the lease when the Company is reasonably certain that it will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

As the Company’s leases do not provide an implicit rate, the Company uses an incremental borrowing rate of 7.6% based on the information available at commencement date in determining the present value of lease payments.

Munnworks, LLC entered into a lease agreement in Mount Vernon, New York for a term that commenced on April 1, 2019 and will expire on the 31st day of March 2024 at a monthly rate of $13,400. In March of 2021, the Company obtained additional lease space and the agreement was amended to increase rent expense to $15,000 per month. On July 1, 2021, the Company again obtained additional lease space and rent expense was increased to $27,500 per month through July 1, 2024 and $29,150 per month from July 1, 2024 through July 1, 2026.

On September 28, 2021, the Company entered into a lease agreement in Kennesaw, Georgia for office and production space for a term that commenced on September 29, 2021 and will expire on October 1, 2024, with a rate ranging from $14,729 to $15,626 per month.

On April 1, 2022, the Company entered into a lease agreement in Brooklyn, New York for office and production space that commenced on April 1, 2022 and will expire on June 1, 2023, with a rate ranging from $94,529 to $97,365 per month. On December 31, 2022, the Company exercised its option to renew the first renewal term, commencing on July 1, 2023 and ending on June 30, 2025. As a result of the extension of the lease, the Company recorded an additional $2,146,785 of ROU asset and liability on the balance sheet on December 31, 2022.

Rent expense for the years ended December 31, 2022 and 2021 was $1,375,848 and $249,100 respectively.

Schedule maturities of operating lease liabilities outstanding as of December 31, 2022 are as follows:

2023	$1,699,318
2024	1,702,014
2025	969,567
2026	174,900
Total lease payments	4,545,799
Less: Imputed Interest	(453,388)
Present value of future minimum lease payments	$4,092,411

Consistent with ASC 842-20-50-4, the Company calculated its total lease cost based solely on its monthly rent obligation. The Company had no cash flows arising from its lease, no finance lease cost, short term lease cost, or variable lease costs. The Company’s lease does not produce any sublease income, or any net gain or loss recognized from sale and leaseback transactions. As a result, the Company did not need to segregate amounts between finance and operating leases for cash paid for amounts included in the measurement of lease liabilities, segregated between operating and financing cash flows; supplemental non-cash information on lease liabilities arising from obtaining right-of-use assets; weighted-average calculations for the remaining lease term; or the weighted-average discount rate.

69

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 11 – PAYROLL PROTECTION PROGRAM

In April of 2020, the Company submitted a Paycheck Protection Program (“PPP”) application to Chase Bank for a loan amount equal to $296,827. The amount was approved, and the Company has received the funds. The PPP Loan, which is in the form of a PPP promissory note and agreement, matures in April of 2025 and bears interest at a rate of 1.00% per annum. The Lender will have 90 days to review borrower’s forgiveness application and the SBA will have an additional 60 days to review the Lender’s decision as to whether the borrower’s loan may be forgiven. Under the CARES Act, loan forgiveness is available for the sum of documented payroll costs, covered rent payments, covered utilities, and certain covered mortgage interest payments during the twenty-four-week period beginning on the date of first disbursement of the PPP Loan. For purposes of the CARES Act, payroll costs exclude compensation of an individual employee earning more than $100,000, prorated annually. Not more than 40% of the forgiven amount may be for non-payroll costs. Forgiveness is reduced if full-time headcount declines, or if salaries and wages for employees with salaries of $100,000 or less annually are reduced by more than 25%. The loan was forgiven in July of 2021 and in accordance with ASC 470, the amount was recorded as other income.

Under the CARES Act, further economic relief was provided through the Employee Retention Tax Credit (ERTC). In the year ended December 31, 2022, the Company recorded non-operating income of $205,052 related to the ERTC as a component of Other Income.

NOTE 12 - NOTE RECEIVABLE- RELATED PARTY

The company contemplated an acquisition with an entity where certain board members of the Company were also board members of the potential acquiree. In February of 2021, the Company entered into a non-interest bearing note receivable agreement whereby the Company loaned $500,000 to the entity. The note receivable was recorded at cost basis which approximates fair value because of the short-term maturity of the instrument. The loan matures on the earlier of (i) 180 days from the issuance date or (ii) the closing of the transactions set forth in a definitive acquisition entered into between the lender and the borrower. In the event the loan is paid in full on or before the maturity date, there shall be no interest accrued or payable on the outstanding principal amount. If an acquisition occurs, the $500,000 will be applied against the total acquisition price. If the company decides not to execute a definitive agreement within 180 days from the issuance date, the maturity date shall be the one-year anniversary of the issuance date. The maturity date has since been extended to November 30, 2021. The acquisition did not occur and the full amount of $500,000 was repaid on November 30, 2021.

NOTE 13 - INCOME TAXES

The provision for federal and state income taxes for the years ended is as follows:

	2022	2021
Current provision:
Federal	$—	$(110,234)
State	—	18,415
Deferred provision (benefit):
Federal	$—	$—
State	—	—
Total Deferred	—	—
Total provision for income taxes	$—	$(91,819)

Realization of future tax benefits related to the deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in reaching conclusion as to the valuation allowance for financial reporting purposes and has recorded a full valuation allowance against the deferred tax asset.

The income tax effect of temporary differences comprising the deferred tax assets and deferred tax liabilities is a result of the following at December 31:

70

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

	2022	2021
Deferred tax assets:
Net operating loss	$3,170,457	$1,732,422
Fixed assets	(51,573)	14,493
Lease	52,340	1,201
Loss on contingency	(193,398)	130,765
Intangible assets	1,663,044	1,707
Research and development	64,189	0
Stock based compensation	95,908	284,468
Accrual to cash conversion	1,099,403	216,068
Total	$5,900,370	$2,381,124
Valuation allowance	$(5,900,370)	$(2,381,124)
Net	$—	$—

The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes because the Company is subject to state income taxes, deferred income taxes are based on average tax rates and a portion of gifts and meals and entertainment are not tax deductible. A valuation allowance has been provided to reduce deferred tax assets to an amount that is more likely than not to be realized.

Prior to the share exchange, Munn Works, LLC was taxed as a single member Limited Liability Company for federal and state income tax purposes. As such, the Company will not pay income taxes for earnings prior to the share exchange, as any income or loss will be included in the tax returns of the individual member. Accordingly, no provision is made for income taxes in the financial statements prior to the share exchange.

Effective tax rates differ from the federal statutory rate of 21% applied to income before provision for income taxes due to the following:

	2022	2021
Federal statutory rate times financial statement income	$(3,551,627)	$(1,552,673)
Permanent tax basis differences	(2,268)	(72,997)
Deferred true up	159,849	13,911
State taxable income, net	(158,480)	(86,700)
Change in Valuation allowance	3,519,246	1,524,637
Rate change	—	154,179
True up	—	(91,819)
Other	33,280	19,643

Total provision for income taxes	$—	$(91,819)

The Company has available net operating loss approximately $16,757,643 for tax purposes to offset future taxable income. Pursuant to the Tax Reform Act of 1986, annual utilization of the Company’s net operating loss and contribution carryforwards may be limited if a cumulative change in ownership of more than 50% is deemed to occur within any three-year period. The tax years 2018 through 2021 remain open to examination by federal agencies and other jurisdictions in which it operates.

NOTE 14 - SEGMENT REPORTING

FASB Codification Topic 280, Segment Reporting, establishes standards for reporting financial and descriptive information about an enterprise’s reportable segments. The Company has three reportable segments: the design, manufacture, assembly and distribution of a suite of air (fixed and mobile) and surface disinfecting systems for use in healthcare, hospitality, food, wine, and commercial municipal and residential markets (Disinfection segment); the manufacture of fine mirrors and custom furniture specifically for the hospitality and retail industries (Hospitality segment); and the Corporate segment, which includes expenses primarily related to corporate governance, such as board fees, legal expenses, audit fees, executive management, and listing costs. The segments are determined based on several factors, including the nature of products and services, the nature of production processes, customer base, delivery channels and similar economic characteristics.

An operating segment’s performance is evaluated based on its pre-tax operating contribution, or segment income. Segment income is defined as net sales less cost of sales, segment selling, general and administrative expenses, research and development costs and stock-based compensation. It does not include other charges (income), or interest.

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Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 14 - SEGMENT REPORTING (continued)

	Hospitality	Disinfectant	Corporate	Total
Balance sheet at December 31, 2022
Assets	$9,638,828	$19,831,097	$3,257,502	$32,727,427
Liabilities	10,666,643	1,545,217	3,281,672	15,493,532
Balance sheet at December 31, 2021
Assets	$2,158,789	$27,851,691	$8,515,512	$38,525,992
Liabilities	2,481,186	1,528,706	1,850,340	5,860,232

	Hospitality	Disinfectant	Corporate	Total
Income Statement for the year ended December 31, 2022
Net Sales	$13,639,370	$6,500,479	$—	$20,139,849
Cost of Goods Sold	12,375,645	3,725,910	—	16,101,555
Research and development	—	319,167	—	319,167
Loss on impairment of goodwill	—	6,993,075	—	6,993,075
Selling, General and Administrative expenses	4,351,932	7,680,551	2,771,585	14,804,068
Income Statement for the year ended December 31, 2021
Net Sales	$5,943,664	$5,723,915	$—	$11,667,579
Cost of Goods Sold	4,488,652	3,080,541	—	7,569,193
Research and development	—	53,408	—	53,408
Selling, General and Administrative expenses	2,281,460	6,110,206	2,950,046	11,341,712

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Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

NOTE 15 – PROFORMA FINANCIAL STATEMENTS (UNAUDITED)

Unaudited Supplemental Pro Forma Data

Unaudited pro forma results of operations for the years ended December 31, 2022 and 2021 as though the company acquired Akida, KES, Visionmark, and SciAir (the “Acquired Companies”) on January 1, 2021 is set forth below.

	Year Ended December 31,	Year Ended December 31,
	2022	2021
Net Sales	$22,248,183	$22,072,379
Net Loss	(16,580,044)	(9,046,424)

Net Loss attributable to common stockholders:
Dividends to preferred shareholders	(1,449,000)	603,750
Net Loss attributable to common stockholders	(18,031,480)	(9,650,174)
Basic and Diluted Loss Per Common Share	$(1.41)	$(0.98)
Weighted Average Shares Outstanding - basic and diluted	12,754,979	9,799,627

NOTE 16 – SUBSEQUENT EVENTS

Streeterville Capital

On January 25, 2023, (the “Execution Date”) the Company executed a Redeemable Promissory Note with Streeterville Capital, LLC (the “Investor”) in the amount of $2,807,500 (the “Note”). The Note matures eighteen (18) months from its issuance date of January 25, 2023 and bears interest at 8% per annum on the outstanding principal balance of the Note. The original principal balance of the Note is $2,500,000, plus debt issuance costs of $345,000. Beginning on July 25, 2023, the Investor shall have the right in any month to cause the Company to redeem up to $247,500 of the principal amount of the Note in such month. The Company may elect, in its sole discretion, to redeem such portions of the Note in cash or in its common stock or in any combination thereof. If redemptions are made by the Company with its common stock, such stock will be valued at 87.5% of the Nasdaq Minimum Price. The Company may not redeem the Note with its common stock if at the time of such redemption there is an Equity Condition Failure. It is the intention of the Company to make all Note redemption payments in cash and not in stock. Beginning on July 25, 2023, all cash redemptions will be subject to a ten percent (10%) redemption premium. The Company may pay all or any portion of the outstanding balance on or before one hundred five (105) days from the Execution Date without a prepayment penalty; if paid after one hundred five (105) days, the Company will be subject to a 10% prepayment premium.

73

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

The Acquisitions

The PURO Acquisition

On January 26, 2023 (the “Closing Date”), prior to the effective time of the Puro Mergers (as defined below), the Company paid or issued, as applicable (i) 2,497,220 shares of the Company’s common (based on a value of $2.00 per share), (ii) 251,108 shares of the Company’s 5% Series C Cumulative Perpetual Preferred Stock, par value $0.0001 per share (“Series C Preferred Stock”) (iii) $1,335,114 of PURO’s indebtedness to various creditors, (iv) $221,675 of the PURO’s transaction expenses and (v) $2,500,000 and 1,250,000 shares of the Company’s 2% Series B Cumulative Perpetual Preferred Stock (the “Series B Preferred Stock”) in repayment of a $5 million note issued by PURO and held by one of its vendor’s. As a result of these issuances and payments the Company and PURO agreed that the acquisition of PURO by the Company (the “PURO Acquisition”) was closed and the PURO Mergers could be affected as soon as possible. The Company financed the payments described above through a $2,807,500 Redeemable Promissory Note from Streeterville Capital, LLC (the “Redeemable Note”) and a $1,537,938 draw on a line of credit from Pinnacle Bank (the “Line of Credit Draw”). The shares described in clauses (i) and (ii) above are collectively referred to herein as the “PURO Equity Consideration”.

 On January 27, 2023 in connection with the prior closing of the PURO Acquisition, the Company caused a two-step merger to occur as follows: (i) a merger between PURO Lighting, LLC, a Colorado limited liability company (“Old PURO”) and PURO Acquisition Sub I, Inc., a Colorado corporation (“PURO Sub I”) and wholly owned subsidiary of the Company became effective (the “First PURO Merger), whereby PURO Sub I was the surviving entity of the merger and then (ii) a merger between PURO Sub I and PURO Acquisition Sub II, LLC, a Delaware limited liability corporation (“PURO Sub II”) and wholly owned subsidiary of the Company became effective (the “Second PURO Merger” and together with the First PURO Merger, the “PURO Mergers”), in each case, pursuant to a previously executed Agreement and Plan of Merger dated as of December 19, 2022, as amended on January 26, 2023 (the “PURO Merger Agreement”), by and between the Company, PURO Acquisition Sub I, PURO Acquisition Sub II, PURO, Brian Stern and Andrew Lawrence. In connection with the PURO Mergers, PURO Sub II was renamed Puro Lighting, LLC (“New PURO”) and New PURO is a wholly-owned subsidiary of the Company.

At the effective time of the First Puro Merger (i) all of the capital stock of PURO Merger Sub I that was outstanding immediately prior to the effective time of the First PURO Merger was converted into and became (i) 100% of the membership interests of Old PURO (and the membership interests of Old PURO into which the membership interests of PURO Merger Sub I were converted became the only outstanding membership interests of Old PURO) and (ii) the right of each holder of a membership interest or profit interest in Old PURO immediately prior to the effective time of the First PURO Merger to receive from the Company their ownership percentage of the following:

(1)	The PURO Equity Consideration; and
(2)	The right to receive earnout payments subject to certain conditions, including achieving certain revenue targets and gross profit margins and payable as set forth in the PURO Merger Agreement and Schedule II thereto.

The LED Supply Acquisition

On the Closing Date, prior to the effective time of the Puro Mergers, the Company paid or issued, as applicable (i) 1,377,777 shares of the Company’s common stock; (ii) 148,888 shares of Series C Preferred Stock; (iii) $364,316 of Old LED Supply’s indebtedness to various creditors; and (iv) $221,674 of Old LED Supply’s transaction expenses. Part of Old LED Supply’s indebtedness on the Closing Date was $1,778,667 outstanding principal and interest on a line of credit from JP Morgan Chase Bank, N.A. (the “Chase Loan”). The Company has agreed to repay the Chase Loan 14 calendar days from the Closing Date As a result of these issuances, agreements and payments the Company and Old LED Supply agreed that the acquisition of Old LED Supply by the Company (the “LED Supply Acquisition”) was closed and the LED Supply Mergers could be effected as soon as possible. The Company financed the payments described above through the Line of Credit Draw. The shares described in clauses (i) and (ii) above are collectively referred to herein as the “LED Supply Equity Consideration”.

On January 27, 2023 in connection with the prior closing of the LED Supply Acquisition, the Company caused a two-step merger to occur as follows: (i) a merger between LED Supply Co. LLC, a Colorado limited liability company (“Old LED Supply”) and LED Supply Acquisition Sub I, Inc., a Colorado corporation (“LED Supply Sub I”) and wholly owned subsidiary of the Company became effective (the “First LED Supply Merger”), whereby LED Supply Acquisition Sub I was the surviving entity in the merger and then (ii) a merger between LED Supply Sub I and LED Supply Acquisition Sub II, LLC, a Delaware limited liability corporation (“LED Supply Sub II”) and wholly owned subsidiary of the Company became effective (the “Second LED Supply Merger” and together with the First LED Supply Merger, the “LED Supply Mergers”), pursuant to the previously executed Agreement and Plan of Merger dated as of December 19, 2022, as amended on January 26, 2023 (the “LED Supply Merger Agreement”), by and between the Company, LED Supply Acquisition Sub I, LED Supply Acquisition Sub II, LED Supply, Brian Stern and Andrew Lawrence. In connection with the LED Supply Mergers, LED Supply Sub II was renamed Led Supply Co. LLC (“New LED Supply”) and New LED Supply is a wholly-owned subsidiary of the Company.

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Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

At the effective time of the First LED Supply Merger (i) all of the capital stock of LED Supply Merger Sub I that was outstanding immediately prior to the effective time of the First LED Supply Merger was converted into and became (i) 100% of the membership interests of Old LED Supply (and the membership interests of Old LED Supply into which the membership interests of LED Supply Merger Sub I were converted became the only outstanding membership interests of Old LED Supply) and (ii) the right of each holder of a membership interest or profit interest in Old LED Supply immediately prior to the effective time of the First LED Supply Merger to receive from the Company their ownership percentage of the following:

(1)	The LED Supply Equity Consideration; and
(2)	The right to receive earnout payments subject to certain conditions, including achieving certain revenue targets and gross profit margins and payable as set forth in the LED Supply Merger Agreement and Schedule II thereto.

The foregoing descriptions of the transactions consummated by the Merger Agreements (as amended) are not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreements previously filed as Exhibits 10.1 and 10.2 to the Form 8-K filed on December 20, 2022, and the Amendments to the Merger Agreements filed hereto as Exhibits 10.1 and 10.2including its amendments, and the Note Cancellation Agreement, copies of which are filed herewith as Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5, respectively, and incorporated by reference herein.

Legal Settlement

On February 25, 2022, James Doyle, a former Chief Operating Officer of the Company filed an arbitration claim against the Company for approximately $1.5 million plus attorneys’ fees and other costs with the American Arbitration Association in the State of New York for severance pay and other claims after being terminated by the Company for cause. The arbitration proceeding was initiated pursuant to the arbitration provision in Mr. Doyle’s employment agreement with the Company. The evidentiary hearing was conducted at the American Arbitration Association’s midtown offices on November 7, 8, 9, and 10, 2022.  Afterwards, the parties submitted post-hearing briefs.  On January 24, 2023, the arbitration panel issued a Partial Final Award, whereby the Panel denied five of the seven counts asserted by Doyle, and awarded him only $100,000 in severance pay plus $21,153.84 in unused vacation time plus 6,379 additional shares in the Company pursuant to the terms of his Employment Agreement.  Because Mr. Doyle was determined to be the prevailing party, the Panel awarded him his reasonable attorneys’ fees and expenses, which amounts are currently the subject of post-hearing briefing.  The Company estimated additional legal fees of $10,000. The Company accrued a total of $131,153.83 in S,G&A expense to cover severance pay, unused vacation time, and the legal fee estimate. An additional $5,000 was accrued for interest expense as per the Partial Final Award.

Unregistered Sales of Equity Securities.

The issuance of the PURO Equity Consideration, the LED Supply Equity Consideration and the Series B Preferred Stock are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

75

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

Material Modification to Rights of Security Holders.

Series B Preferred Stock

On January 25, 2023, the Company filed the Certificate of Designations, Rights, and Preferences for the Series B Preferred Stock with the Secretary of State of the State of Delaware, which became effective upon acceptance for record. On January 26, 2023, the Company filed the Amendment to the Series B Certificate of Designation (together with the Certificate of Designations, Rights, and Preferences for the Series B Preferred Stock, the “Series B Certificate of Designation”), which became effective upon acceptance for record. The Series B Certificate of Designation classified a total of 1,250,000 shares of the Company’s authorized shares of preferred stock, $0.0001 par value per share, as Series B Preferred Stock.

As set forth in the Series B Certificate of Designation, the Series B Preferred Stock ranks, as to dividend rights and rights upon the Company’s liquidation, dissolution or winding up: (i) senior to all classes or series of Common Stock and to all other equity securities issued by the Company expressly designated as ranking junior to the Series B Preferred Stock; (ii) on parity with the Company’s 10.5% Series A Cumulative Perpetual Preferred Stock; (iii) at least on parity with any future class or series of the Company’s equity securities designated on or after January 25, 2023, including the Company’s 5% Series C Cumulative Perpetual Preferred Stock; and (iv) effectively junior to all the Company’s existing and future indebtedness (including indebtedness convertible into Common Stock or preferred stock) and to the indebtedness and other liabilities of the Company’s existing or future subsidiaries.

Holders of Series B Preferred Stock, when and as authorized by the Company’s Board of Directors, are entitled to cumulative cash dividends at the rate of 2% of the $6 per share liquidation preference per year (equivalent to $0.12 per share per year). Dividends will be payable quarterly in arrears, on or about the 15th day after the end of a quarterly period, beginning on April 15, 2023.

The holders of Series B Preferred Stock, at his, her, or its option, can require the Company to redeem all or a portion of the Series B Preferred Stock at any time and from time to time held by such holder after 30 months from the original issue date at a redemption price of $2.00 per share, plus any accrued and unpaid dividends (whether or not authorized or declared), up to but not including the date fixed for redemption, without interest, to the extent the Company has funds legally available therefor; provided that if a holder requires the Company to redeem all or a portion of the Series B Preferred Stock at any time and from time to time held by such holder on or after the five (5) year anniversary of the original issue date, the redemption price will be $6.00 per share, plus any accrued and unpaid dividends (whether or not authorized or declared), up to but not including the date fixed for redemption, without interest, to the extent the Company has funds legally available therefor.

The Series B Certificate of Designation provides for a special optional redemption by the Company upon a change of control, in whole or in part, for $6.00 per share, plus accrued but unpaid dividends to, but not including the redemption date.

The holders of Series B Preferred Stock neither have voting nor preemptive rights. Each share of Series B Preferred Stock is convertible, at any time and from time to time from and after the original issue date, at the option of the holder, into one share of Common Stock. The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund for the payment of the redemption price or mandatory redemption.

Series C Preferred Stock

On January 25, 2023, the Company filed the Certificate of Designations, Rights, and Preferences for the Series C Preferred Stock with the Secretary of State of the State of Delaware, which became effective upon acceptance for record. On January 26, 2023, the Company filed the Amendment to the Series C Certificate of Designation (together with the Certificate of Designations, Rights, and Preferences for the Series C Preferred Stock, the “Series C Certificate of Designation”), which became effective upon acceptance for record. The Series C Certificate of Designation classified a total of 2,500,000 shares of the Company’s authorized shares of preferred stock, $0.0001 par value per share, as Series C Preferred Stock.

76

Applied UV, Inc. and Subsidiaries

Notes to the Consolidated Financial Statements

As set forth in the Series C Certificate of Designation, the Series C Preferred Stock will rank, as to dividend rights and rights upon the Company’s liquidation, dissolution or winding up: (i) senior to all classes or series of Common Stock and to all other equity securities issued by the Company expressly designated as ranking junior to the Series C Preferred Stock; (ii) on parity with any future class or series of the Company’s equity securities expressly designated as ranking on parity with the Series C Preferred Stock; (iii) junior to all equity securities issued by the Company with terms specifically providing that those equity securities rank senior to the Series C Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up; and (iv) effectively junior to all the Company’s existing and future indebtedness (including indebtedness convertible into Common Stock or preferred stock) and to the indebtedness and other liabilities of the Company’s existing or future subsidiaries.

Holders of Series C Preferred Stock, when and as authorized by the Company’s Board of Directors, are entitled to cumulative cash dividends at the rate of 5% of the $5.00 per share liquidation preference per year (equivalent to $0.25 per share per year). Dividends will be payable quarterly in arrears, on or about the 15th day after the end of a quarterly period, beginning on April 15, 2023.

The Company, to the extent it has legally available funds, must redeem all shares of Series C Preferred Stock on the date that is three years from January 26, 2023. The Series C Certificate of Designation provides for a special optional redemption by the Company upon a change of control, in whole or in part, for $5.00 per share, plus accrued but unpaid dividends to, but not including the redemption date.

The holders of Series C Preferred Stock neither have voting nor preemptive rights. Each share of Series C Preferred Stock will be convertible, at any time and from time to time from and after January 26, 2023, at the option of the holder, into one share of Common Stock. The Series C Preferred Stock has no stated maturity and will not be subject to any sinking fund for the payment of the redemption price or mandatory redemption.

77

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2022. Based on that evaluation, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer have concluded that as of December 31, 2022, due to the existence of the material weakness in the Company’s internal control over financial reporting described below, the Company’s disclosure controls and procedures were not effective.

Evaluation of Disclosure Controls and Procedures

Our Chief Financial Officer is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our Board, senior management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. We continue to review our internal control over financial reporting and may from time to time make changes aimed at enhancing their effectiveness and to ensure that our systems evolve with our business.

78

Under the supervision and with the participation of management, including the interim Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the control deficiencies identified during this evaluation and set forth below, our senior management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2022 due to the existence of a material weakness in internal control over financial reporting as described below.

As set forth below, management will continue to take steps to remediate the control deficiencies identified below. Notwithstanding the control deficiencies described below, we have performed additional analyses and other procedures to enable management to conclude that our consolidated financial statements included in this Form 10-K fairly present, in all material respects, our financial condition and results of operations as of and for the year ended December 31, 2022.

A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

While preparing its annual report for the year ended December 31, 2020 the Company identified an error in the timing of recognizing certain revenues that effected the previously filed consolidated financial statements as of and for the years ended December 31, 2019 and 2018. The error also impacted the previously reported financial statements for the quarters ended September 30, 2020, June 30, 2020 and March 31, 2020. The impact in those periods has been disclosed in the September 30, 2021, June 30, 2021 and March 31, 2021 10-Q filings.

In connection with the preparation of the consolidated financial statements for the three months ended March 31, 2021, the Company recognized an error relating to the recognition of the initial warrant liability in November of 2020. The error caused additional paid in capital to be overstated by approximately $135,000, warrant liability to be understated by approximately $110,000, and net loss to be overstated by approximately $25,000 as of and for the year ended December 31, 2020. The Company concluded the impact on the interim and year ended December 31, 2020 financial statements was immaterial and corrected the balances as of March 31, 2021,

As part of such process, our management and audit committee determined that our disclosure controls and procedures for the Affected Periods were not effective and that the foregoing arose as a result of a material weakness in our internal control over financial reporting.

The Company’s management has developed a remediation plan to address the material weakness and as of January 1, 2021 began using a new cloud-based software which tracks the progress of jobs and more accurately reflects the percentage of job completeness ensure such revenue is recognized in the appropriate period. In addition, the Company intends to further remediate the deficiency by performing the following:

•	design and implement additional internal controls and policies to ensure that we routinely review and document our application of established significant accounting policies; and
•	implement additional systems and technologies to enhance the timeliness and reliability of financial data within the organization.
•	continue to engage third-party subject matter experts to aid in identifying and applying US GAAP rules related to complex financial instruments as well as to enhance the financial reporting function.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Changes in Internal Controls over Financial Reporting

No change in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) occurred during the Company’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

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PART III

Item 10. Directors, Executive Officers and Corporate Governance

The following are our executive officers and directors and their respective ages and positions as of March 31, 2023.

Name	Age	Position
Max Munn	78	President, Chief Executive Officer and Director
Michael Riccio	64	Chief Financial Officer
Eugene E. Burleson	82	Chairman
Dallas C. Hack	70	Director
Joseph Luhukay	76	Director
Brian Stern	38	Director

Max Munn is the President, Chief Executive Officer and a director of the Company and is also the Chief Executive Officer of Munn Works, LLC, our subsidiary focused on the hospitality market. Mr. Munn has held this position at Munn Works for over 20 years. Mr. Munn is also Co-chairman of Dieu Donne Inc., a not-for-profit and a leading, world recognized atelier wherein dimensional, handmade paper is utilized in the making of art. Mr. Munn attended MIT from 1961-1966, majored in chemistry and architecture; and received a Bachelor of Architecture degree. Mr. Munn also attended Columbia University for post graduate studies from 1966-1968, working toward a Ph.D. in architectural history.

Michael Riccio is our Chief Financial Officer. Mr. Riccio joins Applied UV with more than 25 years of broad experience in leadership roles in corporate and operational finance, including corporate merger and acquisition planning and integration. From September 1986 to March 2021 Mr. Riccio was Chief Financial Officer and Treasurer of Panasonic Corporation of North America. At Panasonic Mr. Riccio lead the finance organization that supports the principal North American subsidiary of Osaka, Japan-based Panasonic Corporation. Prior to Panasonic, Mr. Riccio was the Corporate Accounting Manager for Sealed Air Corporation (SEE on NYSE), and prior to Sealed Air he began his career at CohnReznick, where he was a Senior Auditor. Mr. Riccio is a Certified Public Accountant (CPA) and holds a B.A. in accounting from Rutgers University and an MBA in finance from Rutgers Business School. Mr. Riccio is a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants.

Eugene E. Burleson is a Director of the Company. He is a private investor, currently a director and Chairman of the Compensation Committee of Sunlink Health Systems, Inc. (NYSE American: SSY), an investor in healthcare facilities and related businesses located in the Southeast, and a director and the Chairman of the Compensation Committee of HealthNow New York, a private health insurance company. He was Chairman of PET DRx Corporation from June 2005 to July 1, 2010, and its Chief Executive Officer from October 2008 until its acquisition by VCA Antech in July 2010. Mr. Burleson was a director of HealthMont Inc. from September 2000 until its acquisition by SunLink in October 2003. Mr. Burleson served as Chairman of the Board of Directors of Mariner Post-Acute Network, Inc. from January 2000 to June 2002. Mr. Burleson also served as Chairman of the Board of Directors of Alterra Healthcare Inc. a developer and operator of assisted living facilities and is on the Board of Deckers Outdoor Corporation Inc. Mr. Burleson served as Chairman of the Board and Chief Executive Officer of GranCare Inc. from October 1988 to November 2000. Additionally, Mr. Burleson served as President and Chief Executive Officer of GranCare Inc. from December 1990 to February 1997. Upon completion of the merger of GranCare’s pharmacy operations with Vitalink Pharmacy Services Inc. in February 1997, he became Chief Executive Officer and a Director of Vitalink Pharmacy Services Inc. Mr. Burleson resigned as Chief Executive Officer and Director of Vitalink Pharmacy Services in August 1997. From June 1986 to March 1989, Mr. Burleson served as President, Chief Operating Officer and a Director of American Medical International Inc. ("AMI"), an owner and operator of acute care hospitals. Based in London from May 1981 to June 1986, Mr. Burleson served as Managing Director of AMI’s international operations. Mr. Burleson received his early management training at Eastman Kodak from 1963 to 1974. He graduated from East Tennessee State University with a Bachelor of Science Degree in accounting and earned an MBA degree in 1972.

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Dallas C. Hack, M.D., M.P.H. is a Director of the Company. He is board certified in General Preventive Medicine and Public Health and a Fellow in the American College of Military Public Health. Since July 2018, he has been the Chief Medical Officer of Virtech Bio, Inc., a private company that sells a ready-to-use oxygen-carrying plasma expander to restore circulatory system parameters and since 2015 has been a consultant to numerous biotech and non-profit companies to advance medical research and transition the progress to improved clinical practice. From June 2018 to March 2020, he was a director, member of the Audit and Product Development Committees and the interim Chief Executive Officer and Chief Financial Officer of CVR Medical Corp. (OTC: CRRVF), a publicly traded med-tech company dedicated to the development and advancement of revolutionary technology at work within the healthcare sector. He directed trauma research for the military from 2008 to 2014, with responsibility for more than $2 billion in grant funding. He held numerous military medical leadership positions including Commander of the NATO Headquarters Healthcare Facility, and Command Surgeon at the strategic level during Operations Enduring Freedom and Iraqi Freedom. COL.(R) Hack, who served for 28 years, received numerous military awards including the Bronze Star, two Legion of Merit awards, and was inducted as a Distinguished Member of the Military Order of Medical Merit. He has a BA from Andrews University (1972), an MPH from Johns Hopkins University (1995), a MD from Loma Linda University (1976), an MSS from the US Army War College (2004), and a CPE from the Certifying Commission in Medical Management (1997). He was recognized as the Distinguished Alumnus of the Year by Loma Linda University in May 2015. Dr. Hack has an appointment from the School of Medicine, University of Pittsburgh as Adjunct Professor of Neurosurgery and from Virginia Commonwealth University as an Associate Clinical Professor, Department of Physical Medicine and Rehabilitation.

Joseph (Jos) Luhukay is a seasoned international banking Executive with over 40 years of experience leading many of Indonesia’s leading financial institutions and a former Ernst and Young Partner who led the business advisory and risk consulting practice which provided services in corporate governance, risk management, information systems audit and advisory, internal audit and policy and operational process development. Jos Luhukay’s distinguished career brings Applied UV a strong track record in delivering profitable growth for internationally recognized bank and investment banking companies including: Chief Operating Officer of Bank Niaga, Bahana Pembinaan Usaha Indonesia, a main Indonesian Government-owned investment Bank, Chief Operating Officer & Executive Director of the Jakarta Initiative Task Force (set up by the Ministry of Finance) where he managed a $65B portfolio and restructured over 20% of it in less than 2 years, President Director of Bank Lippo, where he was awarded “CEO of the Year” in 2006 by SWA Magazine (the largest business magazine in Indonesia), Deputy President of Temasek-owned Bank Danamon and his most recent role as President Director of Rabobank International Indonesia, a 30 year old Dutch owned Commercial Bank in Indonesia. Jos Luhukay holds an engineering degree in electrical engineering from the University of Indonesia, a Master’s and PhD in Computer Science from the University of Illinois at Urbana-Champaign.

Brian A. Stern is a Director of the Company. He currently serves as President of PURO Lighting, a division of Applied UV Inc. Mr. Stern co-founded LED Supply Co LLC in 2009, and co-founded PURO Lighting LLC in 2019. He served as the CEO of both LED Supply Co LLC and PURO Lighting LLC until the acquisition by Applied UV Inc in January of 2023. He graduated from University of Denver with a Bachelor of Science in business management in 2007.

Board of Directors

Our business and affairs are managed under the direction of our Board. Our Board consists of five (5) directors, three (3) of whom qualify as “independent” under the listing standards of Nasdaq.

Directors serve until the next annual meeting and until their successors are elected and qualified. Officers are appointed to serve for one year until the meeting of the Board following the annual meeting of shareholders and until their successors have been elected and qualified.

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Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees, as set forth below, will also provide risk oversight in respect of its areas of concentration and reports material risks to the board for further consideration.

Director Independence

Our board of directors are composed of a majority of “independent directors” as defined under the rules of Nasdaq. Nasdaq Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Under such definition, our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that Eugene Burleson, Dr. Dallas Hack, and Joseph Luhukay are all independent directors of the Company.

Board Committees

Our board of directors has established three standing committees: audit committee, compensation committee and nominating and corporate governance committee, each of which operate under a charter that has been approved by our board of directors. We have appointed persons to the board of directors and committees of the board of directors as required meeting the corporate governance requirements of the Nasdaq Listing Rules.

Audit Committee

We have established an audit committee consisting of Eugene Burleson, Joseph Luhukay, and Dallas Hack. Eugene Burleson is the Chairman of the audit committee. In addition, our Board has determined that Eugene Burleson is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our annual disclosure report;
•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
•	discussing with management major risk assessment and risk management policies;
•	monitoring the independence of the independent auditor;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	reviewing and approving all related-party transactions;
•	inquiring and discussing with management our compliance with applicable laws and regulations;
•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
•	appointing or replacing the independent auditor;
•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and
•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

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The audit committee is composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq listing standards. The Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

Compensation Committee

We have established a compensation committee of the board of directors to consist of Dallas Hack, Joseph Luhukay, and Eugene Burleson, each of whom is an independent director. Dallas Hack is Chairman of the compensation committee. Each member of our compensation committee is also a non-employee director, as defined under Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Code. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•	reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;
•	administers our equity compensation plans;
•	reviews and approves, or makes recommendations to our board of directors, regarding incentive compensation and equity compensation plans; and
•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee consisting of Eugene Burleson, Joseph Luhukay, and Dallas Hack. Joseph Luhukay is Chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s duties, which are specified in our Nominating and Corporate Governance Audit Committee Charter, include, but are not limited to:

•	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;
•	evaluating director performance on our board of directors and applicable committees of our board of directors and determining whether continued service on our board of directors is appropriate
•	evaluating nominations by stockholders of candidates for election to our board of directors; and
•	corporate governance matters

Code of Ethics

Our Board has adopted a written code of business conduct and ethics ("Code") that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The Code is applicable to all of our directors, officers and employees and is available on our corporate website, www.applieduvinc.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website or in filings under the Exchange Act to the extent required by applicable rules and exchange requirements.

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Family Relationships

There are no family relationships among the officers and directors, nor are there any arrangements or understanding between any of the Directors or Officers of our Company or any other person pursuant to which any Officer or Director was or is to be selected as an officer or director.

Involvement in Certain Legal Proceedings

On June 25, 2018, MunnWorks filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code in order to (i) pursue its appeal of a $1.4 million New York State court judgment arising out of an employment and business dispute with a former employer of Mr. Munn (of which Mr. Munn’s family-owned 50% of the equity) and (ii) preserve its ongoing operations from collection efforts with respect to such judgment. MunnWorks settled the dispute by making a $400,000 cash payment and on June 28, 2019, concluded its Chapter 11 proceedings.

None of our other directors, executive officers, significant employees or control persons have been involved in any legal proceeding listed in Item 401(f) of Regulation S-K in the past 10 years.

Item 11. Executive Compensation

Summary Compensation Table

The following summary compensation table provides information regarding the compensation paid during our fiscal years ended December 31, 2022 and 2021 for our Chief Executive Officer (principal executive officer) and President, and our Chief Financial Officer. We refer to these individuals as our “named executive officers.”:

Name and Principal Position	Fiscal Year Ended	Salary ($)	Stock Awards ($)		Option Awards ($)(1)		All Other Compensation ($)		Total ($)
Max Munn	2022	$297,692	—		$27,827	(3)	30,612	(4)	$356,131
President and Chief Executive Officer, President and Director(2)	2021	310,357	—		$1,567,449		$25,510		$1,903,316
Michael Riccio	2022	$298,077	135,000	(5)	$149,404	(6)	100,000	(7)	$682,481
Senior Vice President and Chief Financial Officer	2021	146,154	—		297,711		—		443,865
John Andrews	2022	276,530	106,500	(9)	183,089	(10)			566,119
Former Chief Executive Officer(8)	2021	—	—		—		—		—

(1)	See Footnote 9 in the Notes to the Consolidated Financial Statements for a description of all of the assumptions made in the valuation of these options.
(2)	Mr. Munn became the acting Chief Executive Officer upon the resignation of Mr. John Andrews as of December 19, 2022, and was appointed Chief Executive Officer by the board om March 3, 2023.
(3)	Mr.Munn received options to purchase 50,000 shares of common stock at an exercise price of $2.00 per share. These options vest at the end of each quarter for 4 quarters beginning March 31, 2023.
(4)	Auto lease and auto insurance payments the Company provided to Mr. Munn.
(5)	Mr. Riccio received 50,000 shares of restricted common stock on January 1, 2022 valued at $2.70 per share, which was the fair market value on the grant date. These shares vest quarterly over 3 years.
(6)	Mr. Riccio received options on January 1, 2022 to purchase 70,000 shares of common stock at an exercise price of $2.70, and also received options on June 3, 2022 to purchase 30,000 shares of common stock at an exercise price of $1.07. These options vest quarterly over 3 years.
(7)	Mr. Riccio received a bonus of $100,000 in January 2022, pursuant to his employment agreement dated January 1, 2022.
(8)	Mr. Andrews resigned as of December 19, 2022.
(9)	Mr. Andrews received 75,000 shares of restricted common stock on April 11, 2022, valued at $1.42 per share, which was the fair market value on the grant date. These shares vest quarterly over 3 years. As of his resignation date of December 19, 2022, 59,035 unvested shares were cancelled.
(10)	Mr. Andrews received options on April 11, 2022 to purchase 175,000 shares of common stock at an exercise price of $1.42. These options were cancelled as of March 19, 2023, which is 90 days after his resignation date.
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Employment Agreements

Max Munn. On April 18, 2022, Applied UV, Inc. (the “Company”) and its wholly-owned subsidiary Munn Works LLC, entered into an amended and restated employment agreement (the “Employment Agreement”) with Mr. Max Munn, pursuant to which Mr. Munn will continue to serve as the President of the Company and the Manager and Chief Executive Officer of Munn Works LLC. The Employment Agreement amends and restates Mr. Munn’s prior employment agreement dated March 4, 2021 (the “Original Agreement”). The Employment Agreement is effective as of March 1, 2022 and terminates on February 28, 2024 (the “Term”) and will automatically renew for successive one-year terms unless terminated by the parties as provided under the Employment Agreement. The Employment Agreement amends the terms of the Original Agreement by providing Mr. Munn with a cash annual base salary of $360,000 and cancels 206,557 of the 309,835 options granted to Mr. Munn under the Original Agreement. Also, all the Original Agreement terminated on March 4, 2024 while the Employment Agreement terminates on February 28, 2024. All of the other terms of the Original Agreement remain the same.

Michael Riccio. The Company has entered into an Employment Agreement (the “Employment Agreement”) dated January 1, 2022 with Michael Riccio, its current Chief Financial Officer. The Employment Agreement has a two year term and automatically renews for additional two year terms unless 90 days prior to the prior to the end of the current term the Company or Mr. Riccio provides notice to the other that the term will not be extended or the Employment Agreement is sooner terminated by the Company with or without cause or by Mr. Riccio with good reason or for no reason, in each case as set forth in the Employment Agreement. The Employment Agreement provides Mr. Riccio with a base salary of $300,000, annual performance bonus of up to 100% of base salary based on periodic assessments of Mr. Riccio’s performance as well as the achievement of specific individual and corporate objectives as determined by the CEO in consultation with Mr. Riccio; and equity awards of 50,000 shares of the Company’s common stock and a 10 year option to purchase 70,000 shares of the Company’s common stock at an exercise price of $2.70 per share. Each equity award vests quarterly over a three year period commencing on January 1, 2022 with the first vesting to occur on April 1, 2022. Mr Riccio is also entitled to in the participate the Company-funded healthcare insurance plan and in all other benefits, perquisites, vacation days, benefit plans or programs of the Company which are available generally to office employees and other employees of the Company in accordance with the terms of such plans, benefits or programs.

Severance Agreement

On December 19, 2022, Mr. John Andrews resigned as a member of the Board of Directors of Applied UV, Inc. (the “Company”) and the Chief Executive Officer of the Company. Mr. Andrews tendered his resignations, in connection with the anticipated closing of the acquisitions of PURO Lighting, LLC (“PURO”) and LED Supply Co. LLC (together with PURO, the “Acquired Companies”) by the Company to allow the executives that will be retained from the Acquired Companies to assume a leadership position with the Company. Mr. Andrews agreed to remain as a consultant (subject to his availability) for 10 months if asked by the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards held by the certain executives of the Company as of December 31, 2022:

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options
Name	Exercisable	Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Max Munn	104,278	50,000	—	$(1)	(1)	—	—
Michael Riccio	80,976	89,024	—	$(2)	(2)	33,333	$90,000
John Andrews	29,167	—	—	$1.42	(3)	(4)	(4)

(1)	Mr. Munn’s options are as follows: 500 exercisable with an exercise price of $5.00 expiring April 1, 2030; 500 exercisable with an exercise price of $5.00 expiring July 1, 2030; 103,278 exercisable with an exercise price of 7.80 expiring March 4, 2031; 50,000 unexercisable options with an exercise price of $2.00 expiring December 31, 2032.
(2)	Mr. Riccio’s options are as follows: 52,643 exercisable with an exercise price od $6.53 expiring September 28, 2031; 23,333 exercisable with an exercise price of $2.70 expiring January 1, 2032; 5,000 exercisable with an exercise price of $1.07 expiring June 3, 2032.
(3)	Mr. Andrews resigned as of December 19, 2022 and his exercisable options expired on March 19, 2023.
(4)	Mr. Andrews had 15,965 shares vested after his resignation from the Company at a market value of $22,670.

Option Exercises: No stock options were exercised by the above named individuals in 2021.

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Director Compensation

The annual compensation for each non-employee Director is summarized in the table below.

2022 Director Compensation Table

Name	Fees earned or paid in cash ($)(1)	Stock Awards ($)	Option Awards ($)	Total ($)
Joel Kanter (2)	$6,250	$0	$0	$6,250
Alastair J. Clemow (3)	$6,250	$0	$0	$6,250
Eugene A. Bauer (4)	$6,250	$0	$0	$6,250
Eugene Burleson (5)	$25,000	$33,750	$0	$58,750
Dallas C Hack (6)	$25,000	$20,250	$0	$45,250
Joseph Luhukay(7)	$12,500	$13,000	$0	$25,500
Monica Woo(8)	$12,500	$13,000	$0	$25,500
(1)Directors	are paid $6,250 per quarter.
(2)	On May 17, 2022, Mr. Kanter, the Company’s former Chairman, was not re-elected by the stockholders. He was paid his fee for the first quarter, but his 7,500 shares of restricted common stock granted January 1, 2022, that vest one year from the date of grant for his service as a director and his 10,000 shares of restricted common stock granted January 1, 2022 that vest one year from the date of grant for his service as the Chairman of the Board were cancelled as of May 17, 2022.
(3)	On May 17, 2022, Mr. Clemow resigned from the board of directors of the Company. He was paid his fee for the first quarter, but his 7,500 shares of restricted common stock granted January 1, 2022 that vest one year from the date of grant for his service as a director and his 5,000 shares of restricted common stock granted January 1, 2022 that vest one year from the date of grant for his service as the Chairman of the Compensation Committee were cancelled as of May 17, 2022.
(4)	On May 17, 2022, Mr. Bauer resigned from the board of directors of the Company. He was paid his fee for the first quarter, but his 7,500 shares of restricted common stock granted January 1, 2022 that vest one year from the date of grant for his service as a director and 5,000 shares of restricted common stock granted January 1, 2022 that vest one year from the date of grant for his service as the Chairman of the Nominating and Corporate Governance Committee were cancelled as of May 17, 2022.
(5)	On January 1, 2022, Mr. Burleson was awarded 7,500 shares of restricted common stock that vest one year from the date of grant for his service as a director and 5,000 shares of restricted common stock that vest one year from the date of grant for his service as the Chairman of the Audit Committee.
(6)	On January 1, 2022, Dr. Hack was awarded 7,500 shares of restricted common stock that vest one year from the date of grant for his service as a director.
(7)	Mr. Luhukay was elected to the board by the shareholders on May 17, 2022. He was awarded 10,000 shares on May 17, 2022 upon his appointment to the board which vest equally over four years beginning January 1, 2023.
(8)	Ms. Woo was elected to the board by the shareholders on May 17, 2022. She was awarded 10,000 shares on May 17, 2022 upon her appointment to the board which vest equally over four years beginning January 1, 2023. Ms. Woo resigned from the board as of February 27, 2023, and her 10,000 share stock award was cancelled.

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Item 12. Security ownership Certain Beneficial Owners and Management and Related Stockholder Matters

The table below sets forth information regarding the beneficial ownership of the common stock by (i) our directors and named executive officers; (ii) all the named executives and directors as a group and (iii) any other person or group that to our knowledge beneficially owns more than five percent of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of March 31, 2023, are deemed to be outstanding and beneficially owned by the person holding the options. Shares issuable pursuant to stock options or warrants are deemed outstanding for computing the percentage ownership of the person holding such options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below will have sole voting and investment power with respect to all shares of common stock that they will beneficially own, subject to applicable community property laws. The percentage of beneficial ownership is based on 19,237,273 shares of common stock outstanding on March 31, 2023.

	Number of Shares Beneficially Owned				Beneficial Ownership Percentages
Name and Address of Beneficial Owner(1)	Common Stock		Series X Super Voting Preferred Stock(2)		Percent of Common Stock	Percent of Series X Super Voting Preferred Stock	Percent of Voting Stock(3)
Officers and Directors
Max Munn, Chief Executive Officer , President and Director	5,237,611	(4)	10,000	(5)	27.2%	100%	52.1%
Michael Riccio, Chief Financial Officer	143,529		—		*	—	*
Brian Stern, Director(6)	1,825,526		—		9.5%	—	6.2%
Eugene Burleson, Director	60,000		—		*	—	*
Dallas Hack, Director	40,000		—		*	—	*
Joseph Luhukay, Director	17,500		—		*	—	*

Officers and Directors as a Group	7,324,166		10,000		38.1%	100%	59.3%
5% Stockholders
The Munn Family 2020 Irrevocable Trust	5,000,000		10,000		26.0%	100%	51.3%
Brian Stern, Director	1,825,526				9.5%		6.2%
Andrew Lawrence	1,549,971		—		8.1%	N/A	5.3%

(1)	The principal address of the named officers, directors and 5% stockholders of the Company is c/o Applied UV, Inc. 150 N. Macquesten Parkway Mount Vernon, New York 10550.
(2)	Entitles the holder to 1,000 votes per share and votes with the common as a single class.
(3)	Represents total ownership percentage with respect to all shares of common stock and Series X Super Voting Preferred Stock, as a single class.
(4)	Includes (i) 5,000,000 shares which are held in the name of The Munn Family 2020 Irrevocable Trust, for which the spouse of Max Munn is the trustee; (ii) 20,000 shares owned by Mr. Munn directly (iii) 80,000 shares underlying a warrant issued to Mr. Munn, which is exercisable at $5.00 per share; (iv) 1,000 vested shares underlying an option granted to Mr. Munn as director compensation, which are exercisable at $5.00 per share; (v) 103,278 vested shares underlying an option granted to Mr. Munn pursuant to his employment agreement, which are exercisable at $7.80 per share; (vi) 12,500 vested shares underlying an option granted to Mr. Munn on December 31, 2022; and (vii) 20,833 vested shares underlying an option granted to Mr. Munn on January 10, 2023. Mr. Munn is a guarantor of a $1,500,000 loan to The Munn Family Trust pursuant to which 5,000,000 shares of Common Stock held by the Munn Family Trust are pledged as collateral.
(5)	Held by The Munn Family 2020 Irrevocable Trust.
(6)	Mr. Stern was appointed to the board of directors on February 1, 2023.

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Item 13. Certain Relationships and Related party Transactions, and Director Independence

In February of 2019, the Company engaged Carmel, Milazzo & Feil LLP (the “Firm”) to represent and assist the company with all general corporate legal matters including the preparation and filing with the Securities and Exchange Commission of a registration statement on Form S-1 in connection with the Company’s initial public offering. Ross Carmel, a former member of the Company’s Board of Directors, who resigned on May 1, 2020, is a partner at the Firm. The Firm performed legal services in exchange for 161,794 shares of the Company’s common stock

Item 14. Principal Accounting Fees and Services

Fees For Audit Services: The following table sets forth the aggregate fees for services we have paid to Mazars USA LLP (“Mazars”) our independent registered public accounting firms for the fiscal years ended December 31, 2022 and 2021:

Years	Audit Fees	Audit Related Fees	Tax Fees	All other Fees
2022(1)	$371,370	—	—	—
2021(1)	$99,225	—	—	—

(1)	Audit fees consist of fees billed for professional services rendered for the audit of our consolidated annual financial statements, review of the interim consolidated financial statements, the issuance of consent and comfort letters in connection with registration statement filings with the SEC and all services that are normally provided by the accounting firm in connection with statutory and regulatory filings or engagements.

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PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)  The following documents are filed as part of this Annual Report:

(1) The financial statements are filed as part of this Annual Report under “Item 8. Financial Statements and Supplementary Data.”

(2) The financial statement schedules are omitted because they are either not applicable or the information required is presented in the financial statements and notes thereto under “Item 8. Financial Statements and Supplementary Data.”

(3) The exhibits listed in the following Exhibit Index are filed, furnished or incorporated by reference as part of this Annual Report.

(b) Exhibits

See the Exhibit Index immediately preceding the signature page of this Annual Report.

Item 16. Form 10-K Summary

None.

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EXHIBIT INDEX

No.	Exhibit No.
3.1	Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.2	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.3	Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.4	Certificate of Designation, Preferences and Rights of Series A Preferred Stock (incorporated by reference to Exhibit 3.4 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.5	Certificate of Amendment of Certificate of Incorporation filed on June 17, 2020 (incorporated by reference to Exhibit 3.5 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.6	Certificate of Amendment of Certificate of Incorporation filed on June 23, 2020 (incorporated by reference to Exhibit 3.6 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.7	Certificate of Amendment of Certificate of Incorporation filed July 14, 2020 (incorporated by reference to Exhibit 3.7 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
3.8	Certificate of Amendment to Certificate of Designation of Series A Preferred Stock, filed on June 17, 2021 (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed on July 19, 2021).
3.9	Certificate of Designation, Preferences and Rights of 10.5% Series A Cumulative Perpetual Preferred Stock (incorporated by reference to Exhibit 3.9 of the Company’s Registration Statement on Form S-1 (File No. 333-257197) filed with the SEC as of June 25, 2021).
3.10	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, filed on October 7, 2021
3.11	Certificate of Amendment to the Certificate of Designation of Series A Preferred Stock, filed on December 8, 2021
3.12	Certificate of Designations, Rights, and Preferences of 2% Series B Cumulative Perpetual Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2023)
3.13	Certificate of Designations, Rights, and Preferences of 5% Series C Cumulative Perpetual Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2023)
10.1	Warrant, dated April 1, 2020 issued to Max Munn (incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.2	The Company’s 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form S-1 (333-239892) filed with the SEC as of July 16, 2020).
10.3	Form of Option Agreement and Grant issued under February 18, 2020 Board Approval (incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.4	Agreement, dated April 20, 2020 between Icahn School of Medicine at Mount Sinai and SteriLumen, Inc. (incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.5	Common Stock Purchase Warrant, dated July 1, 2020 (incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.6	Common Stock Purchase Warrant, dated July 1, 2020 (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.7	Form of Option issued to Medical Advisory Board members (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.8	Employment Agreement, dated June 30, 2020 between the Company and Max Munn (incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form S-1 (File No. 333-239892) filed with the SEC as of July 16, 2020).
10.9	Employment Agreement, dated January 1, 2022 between the Company and Michael Ricco (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on January 3, 2022)
10.10	Agreement and Plan of Merger dated as of December 19, 2022, by and among the Company, PURO Acquisition Sub I, Inc., PURO Acquisition Sub II, LLC, PURO Lighting, LLC, Brian Stern, Andrew Lawrence, and the Member Representative (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2023)
10.11	Agreement and Plan of Merger dated as of December 19, 2022, by and among the Company, LED Supply Acquisition Sub I, Inc., LED Supply Acquisition Sub II, LLC, LED Supply Co. LLC, Brian Stern, Andrew Lawrence, and the Member Representative (incorporated by reference Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2023)
10.12	Amendment to Agreement and Plan of Merger dated as of January 26, 2023, by and among the Company, PURO Acquisition Sub I, Inc., PURO Acquisition Sub II, LLC, PURO Lighting, LLC, Brian Stern, Andrew Lawrence, and the Member Representative (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2023)
10.13	Amendment to Agreement and Plan of Merger dated as of January 26, 2023, by and among the Company, LED Supply Acquisition Sub I, Inc., LED Supply Acquisition Sub II, LLC, LED Supply Co. LLC, Brian Stern, Andrew Lawrence, and the Member Representative (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2023)
10.14	Securities Purchase Agreement dated October 7, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 14, 2022)
10.15	Note dated October 7, 2022 in the principal amount of $2,807,500 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 14, 2022)
10.16	Loan and Security Agreement dated as of December 9, 2022, by and between the Company, SteriLumen, Inc., Munn Works, LLC and Pinnacle Bank (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2022)
10.17	First Modification to Loan and Security Agreement and Loan Documents dated as of December 9, 2022, by and between the Company, SteriLumen, Inc., Munn Works, LLC and Pinnacle Bank (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on December 15, 2022)
10.18	Note Purchase and Cancellation Agreement dated as of January 5, 2023, by and between the Company, PURO Lighting, LLC, and Acuity Brands Lighting, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2023)
10.19	Securities Purchase Agreement dated January 25, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 31, 2023)
10.20	Amendment to Securities Purchase Agreement dated January 25, 2023 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 31, 2023)
10.21	Note dated January 25, 2023 in the principal amount of $2,807,500 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on January 31, 2023)
21.1*	List of Subsidiaries of the Registrant
31.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification by the Chief Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Filed herewith

** Exhibits 32.1 and 32.2 are being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall such exhibits be deemed to be incorporated by reference in any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise specifically stated in such filing.

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SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2023	APPLIED UV, INC.

	By:	/s/ Max Munn
Max Munn
Chief Executive Officer

POWER OF ATTORNEY

Each individual person whose signature appears below hereby appoints Max Munn as attorneys-in-fact with full power of substitution, severally, to execute in the name and on behalf of each such person, individually and in each capacity stated below, one or more amendments to this annual report which amendments may make such changes in the report as the attorney-in-fact acting in the premises deems appropriate, to file any such amendment to the report with the SEC, and to take all other actions either of them deem necessary or advisable to enable the Company to comply with the rules, regulations and requirements of the SEC.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Max Munn	Chief Executive Officer, President and Director	March 31, 2023
Max Munn

/s/ Michael Riccio	Chief Financial Officer	March 31, 2023
Michael Riccio	(principal financial and accounting officer)

/s/ Eugene Burleson	Director	March 31, 2023
Eugene Burleson

/s/ Dr. Dallas C. Hack	Director	March 31, 2023
Dr. Dallas C. Hack

/s/ Joseph Luhukay	Director	March 31, 2023
Joseph Luhukay

/s/ Brian Stern	Director	March 31, 2023
Brian Stern

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BOARD OF DIRECTORS	SENIOR EXECUTIVE OFFICERS	INVESTOR INFORMATION

• Eugene E. Burleson. Chairman of the Board. Private investor and former Chairman of PET DRx Corporation.	• Max Munn – Chief Executive Officer. • Michael Riccio – Chief Financial officer. • Brian Stern – President PURO Lighting	COMPANY ADDRESS: • Applied UV, Inc. 150 N. Macquesten Parkway Mount Vernon, New York 10550 Telephone: (914) 665-6100 Website: www.applieduvinc.com

• Max Munn. Chief Executive Officer, President. Mr. Munn attended MIT from 1961- 1966, majored in chemistry and architecture; and received a Bachelor of Architecture degree.	INDEPENDENT AUDITORS • Mazars USA LLP 135 West 50th Street New York, New York 10020-1299

• Dallas C. Hack, M.D., M.P.H.

Board certified in General Preventive Medicine and Public Health and a Fellow in the American College of Military Public Health.

• Joseph Luhukay.

Banking Executive with over 40 years of experience leading many of Indonesia’s leading financial institutions and a former Ernst and Young Partner. Master’s and PhD in Computer Science from the University of Illinois at Urbana-Champaign.

FORM 10-K

Our 2022 Form 10-K is included in this Annual Report in its entirety with the exception of certain exhibits. All of the exhibits may be obtained on our Investor Relations homepage at https://ir.applieduvinc.com/ or by accessing our filings with the U.S. Securities and Exchange Commission. In addition, stockholders may obtain a paper copy of any exhibit by writing to: Michael Riccio, Chief Financial Officer, Applied UV, Inc., 150 N. Macquesten Parkway, Mount Vernon, New York 10550.

STOCK EXCHANGE:

• The Common Stock, par value $0.0001 per share, of Applied UV, Inc. trades on the Nasdaq Capital Market under the symbol “AUVI.”

• The 10.5% Series A Cumulative Perpetual Preferred Stock, $0.0001 par value per share, of Applied UV, Inc. trades on the Nasdaq Capital Market under the symbol “AUVIP.

• Brian Stern. President of PURO Lighting, a division of Applied UV Inc. Bachelor of Science from the University of Denver.	INVESTOR RELATIONS CONTACT Brett Maas Managing Principal Hayden IR brett@haydenir.com (646) 536-7331

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Common Stock and the 10.5% Series A Cumulative Preferred Stock of Applied UV, Inc. is :

• VStock Transfer, LLC 18 Lafayette Place Woodmere, New York 11598

Telephone: (212) 828-8436 Internet: www.vstocktransfer.com

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Contact:

Nasdaq: AUVI, AUVIP

Applied UV, Inc.

Max Munn
Founder, CEO, President & Director
150 N. Macquesten Parkway
Mount Vernon, NY 10550
914-391-6464

Better Air. Better Light. Better Business. Better Life. ™

airocide® by SteriLumen lumicide™ by SteriLumen ScientificAir™ by SteriLumen PURO® UV Disinfection Lighting LED Supply Co. One Step Ahead MunnWorks Extraordinary Mirrors

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